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Accelerating Success

2007 ANNUAL REPORT

PROCESSED
RECD S.E.C.
JAN 0 2 2008
DEC 2 6 2007
THOMSON FINANCIAL
1086

Rockwell Collins

OUR PERFORMANCE DEMONSTRATES THE "STAYING POWER" INHERENT IN THE COMPANY'S SHARED SERVICES BUSINESS MODEL AND THE BALANCED FOCUS ON OUR GOVERNMENT AND COMMERCIAL SYSTEMS BUSINESSES.





CLAYTON M. JONES
CHAIRMAN, PRESIDENT AND
CHIEF EXECUTIVE OFFICER

DEAR SHAREOWNERS

I am pleased to report that 2007 was another terrific year for Rockwell Collins. We met or exceeded expectations and our long-term growth and performance targets in each of these areas: sales, earnings per share, cash flow from operations and return on invested capital. We also further solidified growth prospects in the Commercial and Government segments of our business with key wins and new product introductions.

Our performance demonstrates the "staying power" inherent in the company's shared services business model and the balanced focus on our Government and Commercial Systems businesses. It is also a testament to the leadership of the company and the hard work of all Rockwell Collins employees.

For 2007, sales increased 14% to $4.415 billion, earnings per share grew 26%, and we delivered operating cash flow of $607 million, 104% of net income, adding another year to a history of consistently outstanding financial performance.

Over the last five years, our revenues have grown at an average annual rate of 12%, we have converted an average of 126% of our profit after tax into operating cash flow, and return on invested capital has improved each year since 2002, coming in at 33% in 2007. In addition, since 2002 earnings per share has increased 170%, an average annual rate of 22%. Ultimately, this performance has resulted in significant value for our shareowners. Over the past five years, we delivered an aggregate total return to shareowners in excess of 250%.

Certainly the robust market conditions in the Commercial and Government segments contributed to our ability to deliver these results. In Commercial Systems, delivery rates across the entire range of aircraft, from light business jets through large air transport platforms, continue to hold strong. We are capitalizing on these opportunities by extending our market reach and earning additional market share through new aircraft wins.

This year, we introduced Pro Line Fusion™, the next-generation avionics system for business and regional jets. This new offering extends our product set, expands market reach and allows us to further strengthen an already solid position in this market segment. Our launch customer for this new system, Bombardier Aerospace, will be equipping its Global family of aircraft with Pro Line Fusion.

We also announced key Head-up Guidance System positions on Gulfstream and Bombardier aircraft and received certification for these systems on the Dassault Falcon 7X business jet and the Embraer 190 regional jet.

In the air transport market segment, our dedication and hard work on the integrated avionics and pilot controls for the Boeing 787 Dreamliner are coming to fruition. The subsystems we are developing and integrating are on schedule and being delivered to Boeing in preparation for the aircraft's first flight.

Our success winning positions for airline-selectable systems on new aircraft deliveries was also stellar this year. Between 2002 and 2006, international carriers, particularly those in Asia, accounted for most of the opportunities in the air transport segment. In 2007, we began to see increased activity from U.S. carriers. Notably we were selected to provide the avionics for Continental Airlines' order of more than 100 Boeing 737 and 777 aircraft.

Government Systems continues to demonstrate solid growth rates. Among the key offerings that make this success possible is the Common Avionics Architecture System being deployed on the United States Army's helicopter fleet. Our innovative open architecture solutions for military helicopter avionics provided a competitive edge as we won positions on several international programs including the AgustaWestland AW149 and the Eurocopter German CH-53 G heavy lift helicopter, as well as upgrade programs for other branches of the U.S. military.

We extended our already strong position in military tanker/transport avionics upgrades with wins on several international C-130 upgrade programs, including Singapore and Thailand. This brings the total to nine countries around the world that have selected Rockwell Collins' open architecture avionics for their C-130 platforms.

The continued deployment of troops in Iraq and Afghanistan is driving a need for systems that enable situational awareness. The need for this capability is so great, we have ramped up production of our advanced GPS technology, and delivered a total of more than 125,000 handheld and embedded GPS systems this year alone.

In today's global marketplace, it is more important than ever to deliver on your promises. Companies are judged on their ability to perform. At Rockwell Collins, we have a proven track record of delivering on commitments. Through a continued focus on Lean Electronics℠ we are able to drive efficiencies, allowing us to achieve outstanding performance in quality and on-time delivery.

Winning new programs requires a significant investment in research and development. Over the last five years we have invested, on average, 18% of sales on new technologies and development programs. For 2007, that investment topped $825 million. These expenditures in R&D are a testament to our focus on providing innovative solutions to customers and our intention to deliver leading-edge capabilities in the future. A centralized advanced technology group and centers of excellence for major technology areas allow us to leverage technology investments across the Commercial and Government product portfolios, maximizing the returns on these investments.

It is important to note that this level of spending has not come at the expense of higher levels of profitability, as our Government and Commercial Systems businesses both achieved operating margin levels that were at all-time highs, and growth in earnings per share has exceeded our rate of revenue growth in each of the last five years — growing at nearly double the rate of revenues in 2007.

Looking ahead, I feel confident that we have solid strategies in place that will allow us to continue this success. We have identified and are pursuing areas of opportunity that are ripe for growth. We have actions in place to further streamline our processes, reduce cycle time and enhance our already strong engineering capabilities. Our customers are realizing the benefits these actions bring and are rewarding us with higher levels of system integration responsibility on programs such as the avionics subsystems integration for the Boeing 787 and the mission system integration on the U.S. Navy's fleet of E-6B aircraft.

I don't want to imply that the road in front of us is free of obstacles. There will certainly be challenges ahead, and we know what is acceptable performance today won't be acceptable tomorrow. However, I am confident in the leadership of this company, the focus on execution, and commitment to delivering on promises. We intend to build on our track record of consistent growth and superior financial performance.

I believe that 2008 will be another solid year for Rockwell Collins. We will continue to reap the benefits from strong markets, a balanced business, and the operational leverage of our efficient business model. We expect to deliver another year of earnings per share growth well in excess of sales despite significant investments in R&D to fuel profitable growth in the future.

As good as our performance has been, I believe our best days are still ahead. Through the teamwork and commitment of our employees around the world, we are working hard to achieve the full potential of Rockwell Collins. We are doing this by continuing to focus on the fundamentals — achieving productivity gains through enterprise-wide Lean activities, making smart investments in innovative technologies, and meeting customer commitments. While this is easy to say, we know it is hard to do — and challenging to sustain. But it is a recipe that has worked well so far.

Thank you for your confidence in our company. We will work hard to earn and deserve that trust — every day.



CLAYTON M. JONES
Chairman, President and
Chief Executive Officer



SALES
(in millions)



EARNINGS PER SHARE



CASH PROVIDED BY OPERATING ACTIVITIES (in millions)



RETURN ON INVESTED CAPITAL*

SHAREOWNER RETURN PERFORMANCE**
Fiscal years ended September 30



	Cumulative Total Returns					
	2002	2003	2004	2005	2006	2007
Rockwell Collins, Inc.	100.00	116.95	174.21	229.10	262.87	353.57
Peer Group	100.00	102.03	136.54	158.36	191.93	255.06
S&P 500	100.00	124.40	141.64	158.99	176.16	205.13

*The Company calculates return on invested capital (ROIC) as net income excluding after-tax interest expense, divided by the average of invested capital at the beginning and end of the fiscal year. Invested capital is calculated as the sum of total shareowners' equity (excluding defined benefit accounting adjustments impacting accumulated other comprehensive loss) and total debt, less cash and cash equivalents. For 2007, the Company revised its definition of ROIC to exclude defined benefit accounting adjustments impacting accumulated other comprehensive loss. All ROIC percentages presented have been calculated under the revised definition.

**The cumulative total return table and adjacent line graph compare the cumulative total shareowner return on the Company's Common Stock against the cumulative total return of the S&P 500 — Aerospace and Defense Index (Peer Group) and the S&P 500 — Composite Stock Index (S&P 500) for the five-year period ended September 30, 2007, assuming in each case a fixed investment of $100 at the respective closing prices on September 30, 2002, and reinvestment of all cash dividends.


SUCCESS
DOES NOT COME
OVERNIGHT.


IT IS BUILT OVER TIME, BY
FOCUSING ON THE RIGHT
GOALS AND BY EXERCISING
THE DISCIPLINE TO DELIVER
AGAINST THOSE GOALS.



BUILDING





VENUE™ — THE NEXT-GENERATION CABIN SYSTEM

At Rockwell Collins, we're transforming the passenger flight experience with technologically advanced cabin management systems. With the introduction of our new Venue system, passengers on board all classes of business aircraft can have a high-definition home theatre experience, options for telephone and Internet connectivity, as well as access to personal digital devices and iPods® in flight.

SUCCESSFUL COMPANIES ARE BUILT on strong foundations. Our balanced focus on government and commercial business, supported by our shared services business model, has proven to deliver growth and profitability. Through this approach, we are able to leverage developments across market segments and businesses to deliver and support technologically advanced solutions our customers desire.

Our recently introduced Pro Line Fusion™ avionics system for business and regional jets exemplifies this approach. Pro Line Fusion leverages the success of earlier Pro Line systems and delivers advanced functionality to meet emerging requirements. This introduction brings together synthetic and enhanced vision capabilities from our Advanced Technology Center and head-up guidance portfolio; pilot controls from our electro-mechanical systems portfolio; advances in weather radar from our surveillance portfolio; and integrated processing computers from our military portfolio. The result is a robust system that will extend Rockwell Collins' leadership position for years to come.











OF COURSE, WINNING the business is only "step one. deliver as promised — and nowhere is this more imperative than in industry. Rockwell Collins' reputation is built on the ability to execute on with promised quality and performance.

Our reliability and performance have made us the supplier of choice for military GPS. Combat troops depend on Rockwell Collins handheld GPS receivers to provide situational awareness in the battlefield. To meet its current demand, the military asked us to ramp up production of the Defense Advanced GPS Receiver (DAGR), the military handheld standard for GPS position, navigation and situational awareness. We delivered nearly 150,000 units to our forces fighting overseas on or ahead of schedule — a production rate faster than we have ever achieved. And we did so while meeting the highest quality and reliability standards. We also leveraged expertise in handheld GPS to bring the performance advantages to embedded applications. By reducing the size, weight and power requirements and enhancing ease of use, our customers are able to realize the benefits of GPS technology in much smaller systems.

DRIVING PERFORMANCE

SUPPORTING THE A380

When Singapore Airlines took delivery of the very first A380 this year, Rockwell Collins was there with a fully integrated support solution for this important new member of the Singapore fleet. Rockwell Collins' Dispatch 100™ program delivers outstanding performance, guaranteed availability and reduced, more predictable costs through a price per flight hour contract. To date, more than 1,500 aircraft worldwide are supported through these Dispatch programs.




CREATING
787 AUDIO CONSOLE

OUR EXPERIENCE, EXPERTISE and exceptional performance in communications, navigation, displays and open systems architectures position us to provide complete integrated avionics systems for a broad range of platforms. This has afforded us the opportunity to play a more significant system integration role for some of our customers.

You need to look no further than the Boeing 787 Dreamliner to see how our integration expertise is making an impact on the aerospace industry. Boeing selected Rockwell Collins as the supplier, systems integrator and support provider of the Dreamliner's flight deck display system and crew alerting system, pilot controls, communication and surveillance systems, the aircraft's common data network, and the core network cabinet. Our commitment to this aircraft is far-reaching. A comprehensive support solution provides airlines with options to meet their operational needs.

On the military side, we have delivered on-time, on-budget upgrades to the U.S. Air Force as the flight deck systems integrator for the C/KC-135 Global Air Traffic Management program. And the success of the Common Avionics Architecture System (CAAS) has established us as a leading provider for numerous military rotary wing platforms. This system incorporates common, reusable processing elements in an open systems architecture based on commercial standards.



THE NETWORKED MILITARY

Today's military requires unprecedented levels of connectivity to facilitate Network Centric Operations (NCO). Rockwell Collins is playing an important role in making NCO a reality by providing advanced capabilities in communications and networking, navigation, information display and subsystems integration. Our open systems architecture solutions, such as CAAS, provide the backbone for integrating the products needed to bring connectivity, dynamic interoperability and precision to the warfighter.



MAKING A DIFFERENCE IN OUR COMMUNITIES

At Rockwell Collins, all employees share a single vision — working together creating the most trusted source of communication and aviation electronics solutions. We are making this vision a reality by building a diverse, global culture that values teamwork, integrity, innovation, leadership and an unwavering dedication to our customers and the communities where we live and work.

We've built a reputation for making a difference in our communities through a commitment to education, human services, the arts and improving our environment. Not only do we fund these initiatives through a charitable giving program, but employees pledge their time in support of them as well. This year, they donated more than 90,000 volunteer hours to improve the quality of life in the areas where we live and work.

Among the programs our employees support is Rockwell Collins' Engineering Experiences education initiative. This initiative focuses on activities that provide students with a real-world connection to classroom learning.



ENGAGING THE FUTURE Rockwell Collins employees work with students of all ages to enhance their interest in math and science through interactive hands-on activities, such as robotics challenges, LEGO League and Future City competitions. It is through these activities that young people develop a lifelong interest in technology and innovation, inspiring them for the future.

ROCKWELL COLLINS AT-A-GLANCE

Rockwell Collins is a pioneer in the development and deployment of innovative communication and aviation electronic solutions for both commercial and government applications. Our expertise in flight deck avionics, cabin electronics, mission communications, information management, and simulation and training is delivered by approximately 19,500 employees, and a global service and support network that crosses 27 countries.

VISION

Working together creating the most trusted source of communication and aviation electronic solutions.

GOALS

- Superior customer value
- Sustainable and profitable growth
- Global leadership in served markets
- Talented and motivated people

COMMERCIAL SYSTEMS

KEY CUSTOMERS:
Aircraft manufacturers, Airlines, Business aircraft operators

GOVERNMENT SYSTEMS

KEY CUSTOMERS:
U.S. Department of Defense, Foreign militaries, Original Equipment Manufacturers (OEMs)

CORE COMPETENCIES

- Integrated systems for mobile platforms
- Communication
- Navigation
- Situational awareness
- Flight control
- Cabin management
- Information management
- Services
- Simulation

INTEGRATED BUSINESS MODEL

- Efficient operation of a shared services infrastructure
- Leverage investments in common systems and processes
- Centers of excellence maximizing technology reuse
- Employee incentive targets promoting cross-business opportunity

FINANCIAL CONTENTS

15 Management's Discussion and Analysis of Financial Condition and Results of Operations
29 Management's Responsibility for Financial Statements
30 Management's Report on Internal Control Over Financial Reporting
31 Report of Independent Registered Public Accounting Firm
32 Report of Independent Registered Public Accounting Firm
33 Consolidated Statement of Financial Position
34 Consolidated Statement of Operations
35 Consolidated Statement of Cash Flows
36 Consolidated Statement of Shareowners' Equity and Comprehensive Income
37 Notes to Consolidated Financial Statements
62 Selected Financial Data
63 Directors and Officers
64 Corporate Information

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis should be read in conjunction with our consolidated financial statements and notes thereto as well as our Annual Report on Form 10-K for the year ended September 30, 2007 filed with the Securities and Exchange Commission (SEC). The following discussion and analysis contains forward-looking statements and estimates that involve risks and uncertainties. Actual results could differ materially from these estimates. Factors that could cause or contribute to differences from estimates include those discussed under "Cautionary Statement" below and under "Risk Factors" in our Annual Report on Form 10-K for the year ended September 30, 2007.

We operate on a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout Management's Discussion and Analysis of Financial Condition and Results of Operations to represent the fiscal year end date. All date references contained herein relate to our fiscal year unless otherwise stated.

OVERVIEW AND OUTLOOK

In 2007 we continued to improve enterprise-wide operating performance and efficiently delivered on our customer commitments which led to another year of excellent financial results highlighted by:

- A 14 percent increase in total revenues to $4.42 billion
- A 26 percent increase in diluted earnings per share to $3.45
- Operating cash flow of $607 million, or 104 percent of net income

With these results, we have now met or exceeded our stated long-term average annual growth and performance targets in each of these areas for a fourth consecutive year. These targets are:

- Sales growth of 10 percent; 8 percent organic
- Earnings per share growth in the range of 13 to 15 percent
- Cash flow from operations of 100 to 130 percent of net income

The combination of overall strong market conditions, market share gains in a number of areas in both our Commercial and Government Systems businesses, the successful operation of our balanced and efficient business model, and our disciplined capital deployment strategy, continued to be the driving force behind our ability to deliver these consistently improving financial results.

In 2007, a significant portion of our revenue growth was derived from areas of the defense and commercial aerospace markets where we have demonstrated an ability to gain market share. These represent areas we have strategically defined as focused areas of growth for our company, including fixed and rotary wing integrated electronic systems and networked communication solutions in the defense market as well as air transport and business aircraft flight deck avionics systems in the commercial aerospace market. These share gains, combined with strong market conditions and our nearly equal exposure to commercial aerospace and defense markets, led to our ability to deliver a double-digit rate of growth in total company sales.

Through the operation of our highly-integrated and efficient shared service business model we were able to once again convert higher year-over-year revenues into an even higher rate of profitability growth. Our Commercial Systems business delivered operating earnings of $485 million, an increase of 31 percent over 2006. Our Government Systems business delivered operating earnings of $441 million, an increase of 10 percent over 2006. These profitability levels were achieved while at the same time increasing our investments in research and development activities by $105 million, or 15 percent, to $827 million.

Our strong operating cash flow, which totaled 104 percent of our net income, allowed us to execute on our stated capital deployment strategy. We completed one business acquisition and returned a significant portion of our remaining operating cash flow to our shareowners in the form of an increased annual dividend rate and $333 million in share repurchases. The impact of our ongoing share repurchase program allowed us to once again enhance shareowner value as it provided an incremental 3 percentage points of earnings per share growth.

As we look to 2008, we expect to generate another year of excellent financial performance highlighted by the following projected results:

- Total sales in the range of $4.70 billion to $4.75 billion
- Earnings per share in the range of $3.80 to $3.95
- Cash flow from operations in the range of $675 million to $725 million
- Research and development expenditures in the range of $925 million to $950 million

As 2008 is expected to be another year of significant investment in research and development projects aimed at securing opportunities for future revenue growth, the successful operation of our efficient business model and the continued execution of our capital deployment strategy will again be called upon to be key contributors to meet our projection

for earnings per share growth at a rate well in excess of our projected revenue growth.

See the following operating segment sections for further discussion of 2007 and anticipated 2008 segment results. For additional disclosure on segment operating earnings see Note 23 in the consolidated financial statements.

RESULTS OF OPERATIONS

The following management discussion and analysis of results of operations is based on reported financial results for 2005 through 2007 and should be read in conjunction with our consolidated financial statements and the notes thereto.

Consolidated Financial Results

> SALES

(dollars in millions)	2007	2006	2005
Domestic	$ 2,987	$ 2,616	$ 2,312
International	1,428	1,247	1,133
Total	$ 4,415	$ 3,863	$ 3,445
Percent increase	14%	12%	

Total sales in 2007 increased 14 percent to $4,415 million compared to 2006. Sales from acquired businesses, primarily Evans & Sutherland Computer Corporation's military and commercial simulation business (the E&S Simulation Business), contributed $60 million, or 2 percentage points of the sales growth. The remainder of the sales increase resulted from 19 percent organic revenue growth in our Commercial Systems business and 7 percent organic revenue growth in our Government Systems business. Domestic sales growth continues to be driven by strong demand for commercial products and systems to original equipment manufacturers and airlines. In addition, Government Systems continued to experience strong demand from the U.S. government. International sales were impacted by strong demand from the commercial aerospace market, favorable foreign currency exchange rates as a result of the weakened U.S. dollar, as well as incremental sales from the E&S Simulation Business, partially offset by certain European defense-related programs that have completed.

Total sales in 2006 increased 12 percent to $3,863 million compared to 2005. TELDIX, acquired on March 31, 2005, and the E&S Simulation Business, acquired on May 26, 2006, provided $44 million and $20 million, respectively, or a total of 2 percentage points of this sales growth. The remainder of the sales increase resulted from 11 percent organic revenue growth in our Commercial Systems business and 10 percent organic revenue growth in our Government Systems business. Domestic sales growth continued to be driven by strong demand from the U.S. government and a strengthening commercial aerospace market, evidenced by increasing production rates at original equipment manufacturers and higher aircraft flight hours which have resulted in increased sales of commercial avionics products and services. International sales growth was also due to the strengthening of the commercial aerospace market as well as the acquisitions of TELDIX and the E&S Simulation Business.

> COST OF SALES

Total cost of sales is summarized as follows:

(dollars in millions)	2007	2006	2005
Total cost of sales	$ 3,092	$ 2,752	$ 2,502
Percent of total sales	70.0%	71.2%	72.6%

Cost of sales consists of all costs incurred to design and manufacture our products and includes research and development, raw material, labor, facility, product warranty and other related expenses.

The improvement in cost of sales as a percentage of total sales in 2007 in comparison to 2006 is primarily due to a combination of increased sales volume, productivity improvements, lower retirement benefit costs, and the benefit of a $5 million favorable adjustment to the restructuring reserve included in cost of sales in 2007 compared to an $11 million restructuring charge included in cost of sales in 2006. These improvements in 2007 were partially offset by higher incentive compensation and research and development costs.

The improvement in cost of sales as a percentage of total sales in 2006 in comparison to 2005 is primarily due to higher sales volume combined with productivity improvements, lower employee incentive compensation costs, and the absence of the $15 million write-off of certain indefinite-lived Kaiser tradenames from 2005. These improvements were partially offset by $11 million of restructuring charges included in cost of sales, higher pension costs, expensing stock-based compensation, and the impact of incremental lower margin revenues from our TELDIX and E&S Simulation Business acquisitions.

Research and development (R&D) expense is included as a component of cost of sales and is summarized as follows:

(dollars in millions)	2007	2006	2005
Customer-funded	$ 480	$ 443	$ 348
Company-funded	347	279	243
Total	$ 827	$ 722	$ 591
Percent of total sales	19%	19%	17%

R&D expense consists primarily of payroll-related expenses of employees engaged in research and development activities, engineering related product materials and equipment, and subcontracting costs. Total R&D expense increased $105 million, or 15 percent, from 2006 to 2007. The customer-funded portion of R&D expense increased primarily due to several defense-related programs that are in their development phases, including Joint Tactical Radio System (JTRS) and Future Combat Systems (FCS), as well as other networked communications programs and rotary wing and fixed wing flight deck and mission electronic system development programs. In addition, customer-funded development for the Boeing 787 and 747-8 programs contributed to the increase in customer-funded R&D expense. The company-funded portion of R&D

expense increased primarily due to spending on certain new business jet platforms, the development of our next generation flight deck and cabin systems for the business aircraft market, and the enhancement of capabilities of other products and systems.

Total R&D expense increased $131 million, or 22 percent, from 2005 to 2006. The customer-funded portion of R&D expense increased primarily due to several defense-related programs that were in their development phases, including Ground Element Minimum Essential Emergency Communications Network System (GEMS), FCS and other advanced communication and advanced data link programs. The company-funded portion of R&D expense increased primarily due to increased spending on the ARJ-21 regional jet, the Boeing 787 program, and various new business jet programs.

Looking forward to 2008, total R&D expenses are expected to increase by approximately 13 percent over 2007 and be in the range of $925 million to $950 million, or about 20% of total company sales. The forecast for 2008 includes anticipated increases in company-funded initiatives in both Commercial and Government Systems, with a higher rate of increase in customer-funded projects. The higher company-funded R&D, which is expected to represent about 40% of total R&D expenditures, is principally due to higher investments related to new air transport, business and regional jet platforms, several of which we are currently pursuing, as well as investments aimed at enhancing the capabilities of our core Commercial and Government Systems products and systems offerings. These increases will be partially offset by a significant decrease in investments related to the Boeing 787 program. The increase in customer-funded R&D is principally related to recently awarded and anticipated Government Systems development programs including the combat search and rescue (CSAR-X) and German CH-53 heavy lift helicopter programs, the KC-X aerial refueling tanker program, various C-130 aircraft avionics modernization programs, and the JTRS — Airborne, Maritime, Fixed program (JTRS-AMF).

> SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

(dollars in millions)	2007	2006	2005
Selling, general and administrative expenses	$ 482	$ 441	$ 402
Percent of total sales	10.9%	11.4%	11.7%

Selling, general and administrative (SG&A) expenses consist primarily of personnel, facility, and other expenses related to employees not directly engaged in manufacturing, research or development activities. These activities include marketing and business development, finance, legal, information technology, and other administrative and management functions. SG&A expenses increased $41 million in 2007 as compared to 2006, primarily due to higher sales volume and higher incentive compensation costs, partially offset by productivity improvements, lower retirement benefit costs and the absence of $3 million of restructuring charges included in SG&A in 2006.

SG&A expenses increased $39 million in 2006 as compared to 2005, primarily due to higher payroll and pension expenses, expensing stock-based compensation, $3 million of restructuring charges included in SG&A, as well as our acquisitions of the E&S Simulation Business and TELDIX. These increases were partially offset by productivity improvements and lower employee incentive compensation costs.

> INTEREST EXPENSE

(in millions)	2007	2006	2005
Interest expense	$ 13	$ 13	$ 11

Interest expense remained flat at $13 million in both 2007 and 2006 primarily due to an increase in interest rates offset by a lower level of debt outstanding.

The increase in interest expense from 2005 to 2006 is primarily due to an increase in the average interest rate related to the variable portion of our long-term debt as well as two variable rate loan agreements entered into in June 2006 to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004.

> OTHER INCOME, NET

(in millions)	2007	2006	2005
Other income, net	$ (15)	$ (32)	$ (17)

For information regarding the fluctuations in other income, net, see Note 15 in the consolidated financial statements.

> INCOME TAX EXPENSE

(dollars in millions)	2007	2006	2005
Income tax expense	$ 258	$ 212	$ 151
Effective income tax rate	30.6%	30.8%	27.6%

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(4.0)	(0.8)	(3.9)
Extraterritorial income exclusion	(0.5)	(3.0)	(2.9)
Domestic manufacturing deduction	(0.7)	(0.4)	—
State and local income taxes	1.1	0.5	1.4
Resolution of pre-spin deferred tax matters	—	—	(1.9)
Other	(0.3)	(0.5)	(0.1)
Effective income tax rate	30.6%	30.8%	27.6%

The difference between our effective tax rate and the statutory tax rate is primarily the result of the tax benefits derived from the Research and Development Tax Credit (R&D Tax Credit), which provides a tax benefit on certain incremental R&D expenditures, the Extraterritorial Income Exclusion (ETI), which provides a tax benefit on export sales, and the Domestic Manufacturing Deduction under Section 199 (DMD), which provides a tax benefit on U.S. based manufacturing.

The R&D Tax Credit expired effective December 31, 2005. The effective tax rate for 2006 reflects 3 months of benefit related

to the R&D Tax Credit. Our 2007 effective income tax rate includes about a 1.5 percentage point retroactive benefit from 9 months of R&D Tax Credits applicable to the 2006 fiscal year due to the passage of legislation in the first quarter of 2007 that retroactively reinstated and extended the availability of R&D Tax Credits beyond December 31, 2006.

In October 2004, the American Jobs Creation Act of 2004 (the Act) was signed into law. The Act repeals and replaces the ETI with a new deduction for income generated from qualified production activities by U.S. manufacturers. The ETI export tax benefit completely phased out December 31, 2006 and the DMD benefit will be phased in through fiscal 2010. For 2007, the available DMD tax benefit is one-third of the full benefit that will be available in 2011. The amount of DMD tax benefit available in 2008, 2009 and 2010 will be two-thirds of the full benefit. As a result, the Act had an adverse impact on our effective tax rate in 2007 and is expected to have an adverse impact on our effective tax rate for years 2008 through 2010.

The Act provides for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. During 2006, we repatriated $91 million in cash from non-U.S. subsidiaries into the U.S. under the provisions of the Act. The repatriation did not impact our effective income tax rate for the year ended September 30, 2006 as a $2 million tax liability was established during 2005 when the decision was made to repatriate the foreign earnings.

For 2008, our effective income tax rate is expected to be in the range of 32.5 percent to 33.5 percent in comparison to our 2007 effective income tax rate of 30.6 percent. The higher forecasted effective income tax rate for 2008 is principally due to the absence of the retroactive R&D Tax Credit benefit recognized in 2007 and higher projected taxable income. The projected 2008 effective tax rate assumes R&D Tax Credits are available for the entire fiscal year, although legislation authorizing R&D Tax Credits beyond December 31, 2007 has yet to be enacted.

> NET INCOME AND DILUTED EARNINGS PER SHARE

(dollars and shares in millions, except per share amounts)	2007	2006	2005
Net income	$ 585	$ 477	$ 396
Net income as a percent of sales	13.3%	12.3%	11.5%
Diluted earnings per share	$ 3.45	$ 2.73	$ 2.20
Weighted average diluted common shares	169.7	174.5	180.2

Net income in 2007 increased 23 percent to $585 million, or 13.3 percent of sales, from net income in 2006 of $477 million, or 12.3 percent of sales. Diluted earnings per share increased 26 percent in 2007 to $3.45, compared to $2.73 in 2006. Earnings per share growth exceeded the growth rate in net income due to the favorable effect of our share repurchase program. These increases were primarily due to higher sales volume coupled with productivity improvements. Other items affecting comparability between 2007 and 2006 are detailed below.

Net income in 2006 increased 20 percent to $477 million, or 12.3 percent of sales, from net income in 2005 of $396 million, or 11.5 percent of sales. Diluted earnings per share increased 24 percent in 2006 to $2.73, compared to $2.20 in 2005. Earnings per share growth exceeded the growth rate in net income due to the favorable effect of our share repurchase program. These increases were primarily due to higher sales volume coupled with productivity improvements. Other items affecting comparability between 2006 and 2005 are detailed below.

> ITEMS AFFECTING COMPARABILITY

Income before income taxes was impacted by the items affecting comparability summarized in the table below. The identification of these items is important to the understanding of our results of operations.

(in millions)	2007	2006	2005
Gain on sale of corporate-level equity affiliate [a]	$ —	$ 20	$ —
Stock-based compensation	(17)	(18)	—
Restructuring (charge) adjustments [b]	5	(14)	—
Tradenames write-off [c]	—	—	(15)
Decrease to income before income taxes	$ (12)	$ (12)	$ (15)

a Gain on the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc. (see Note 8 in the consolidated financial statements).

b Restructuring charge related to decisions to implement certain business realignment and facility rationalization actions. The adjustment in 2007 is primarily due to lower than expected employee separation costs.

c The tradenames write-off relates to certain finite-lived Kaiser tradenames (see Note 7 in the consolidated financial statements).

Segment Financial Results

GOVERNMENT SYSTEMS

Overview and Outlook Our Government Systems business supplies defense communications and defense electronics systems, products, and services, which include subsystems, displays, navigation equipment and simulation systems, to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign ministries of defense. The short and long-term performance of our Government Systems business is affected by a number of factors, including the amount and prioritization of defense spending by the U.S. and international governments, which is generally based on the underlying political landscape and security environment.

We expect 2008 to represent another year of higher levels of authorized global defense funding, with priority remaining high for defense electronics and communications solutions that meet the following needs of global military forces:

- Networked and interoperable communications
- Modernized aviation and mission electronics systems
- Enhanced situational awareness
- Precision navigation and guidance systems

These priority requirements match up well with our capabilities and the areas that we are focused on for future growth in our Government Systems business. Specifically, we've defined our growth areas as networked communications, open systems architecture and munitions navigation and advanced sensors. In each of these areas, we have already secured or are competing for significant program positions that will enable us to continue to deliver above-market rates of organic revenue growth. Some examples of key positions in these growth areas include our involvement in the JTRS program, FCS and a wide range of fixed wing and rotary wing cockpit and mission electronics systems on KC-135 refueling tankers, C-130 cargo aircraft and helicopters such as the Blackhawk, Chinook, Sea Stallion and several international platforms. We also have strong positions in the development and production of handheld and embedded navigation devices as well as precision guidance systems for smaller missiles and munitions. We expect our current and future positions in these focus areas to continue to be drivers for our growth going forward.

Risks affecting future performance of our Government Systems business include, but are not limited to, the potential impacts of geopolitical events, the overall funding and prioritization of the U.S. and international defense budgets, and our ability to win new business, successfully develop innovative solutions for our customers, and execute programs pursuant to contractual requirements.

In 2008, Government Systems revenues are expected to increase and account for about half of the Company's total projected revenues. The revenue growth is expected to be derived from programs focused on meeting global military requirements for the development and procurement of networked communications systems, modernized electronics, and systems that provide precision guidance and enhanced situational awareness capabilities. Revenues from the recently completed acquisition of Information Technology & Applications Corporation (ITAC) are expected to contribute approximately one percentage point of Government Systems' revenue growth. Sales of Defense Advanced GPS Receivers (DAGR) are expected to be flat to slightly lower. We project Government Systems' 2008 operating margins to be slightly lower than the 19.8 percent segment operating margin reported in 2007 primarily due to expecting a higher proportion of 2008 revenues to be derived from lower margin development programs.

For additional disclosure on Government Systems' segment operating earnings see Note 23 in the consolidated financial statements.

> GOVERNMENT SYSTEMS' SALES

The following table represents Government Systems' sales by product category:

(dollars in millions)	2007	2006	2005
Defense electronics	$ 1,510	$ 1,413	$ 1,232
Defense communications	721	630	578
Total	$ 2,231	$ 2,043	$ 1,810
Percent increase	9%	13%	

Defense electronics sales increased $97 million, or 7 percent, in 2007 compared to 2006. Sales from acquired businesses, primarily the E&S Simulation Business, contributed $35 million, or 3 percentage points of the sales growth while organic sales increased $62 million, or 4 percent. The increase in organic sales was primarily due to higher DAGR equipment sales and higher revenues from various rotary and fixed wing aircraft electronics systems programs, partially offset by lower sales from simulation and training programs and certain European programs that have completed.

Defense communications sales increased $91 million, or 14 percent, in 2007 compared to 2006. This increase was primarily due to higher revenues from JTRS and other networked communication development programs as well as higher ARC-210 radio hardware and development program revenues.

Defense electronics sales increased $181 million, or 15 percent, in 2006 compared to 2005. TELDIX, acquired on March 31, 2005, provided $44 million, or 4 percentage points of this sales growth. The E&S Simulation Business, acquired on May 26, 2006, provided $12 million, or 1 percentage point of this sales growth. Defense electronics organic sales increased $125 million, or 10 percent, in 2006 compared to 2005. This sales growth is primarily due to higher revenues from the following:

- Global positioning system equipment programs
- Flight deck and mission electronic systems programs, including various programs for new and upgraded military helicopters, based on our open systems architecture
- Helmet mounted tactical aircraft display programs

These increases in defense electronics sales were partially offset by a decrease in simulation and training revenues primarily due to delayed customer procurements.

Defense communications sales increased $52 million, or 9 percent, in 2006 compared to 2005. This increase in sales is attributable to higher advanced communications and data link development programs and ARC-210 radio equipment revenues which more than offset lower JTRS development program revenues.

> GOVERNMENT SYSTEMS' SEGMENT OPERATING EARNINGS

(dollars in millions)	2007	2006	2005
Segment operating earnings	$ 441	$ 402	$ 328
Percent of sales	19.8%	19.7%	18.1%

Government Systems' operating earnings increased $39 million, or 10 percent, in 2007 compared to 2006 primarily due to the combination of higher sales, productivity improvements, net favorable contract adjustments, and lower retirement benefit costs, partially offset by higher incentive compensation and research and development costs.

Government Systems' operating earnings increased $74 million, or 23 percent, in 2006 compared to 2005 primarily due to increased sales volume. Government Systems' operating earnings as a percent of sales for 2006 was 19.7 percent compared with 18.1 percent for 2005. Operating margins were impacted by productivity improvements and lower employee incentive compensation costs, partially offset by higher pension costs and the impact of incremental lower margin revenues from our TELDIX and E&S Simulation Business acquisitions.

COMMERCIAL SYSTEMS

Overview and Outlook Our Commercial Systems business is a supplier of aviation electronics systems, products, and services to customers located throughout the world. The customer base is comprised of original equipment manufacturers (OEMs) of commercial air transport, business and regional aircraft, commercial airlines, fractional and other business aircraft operators. The near and long-term performance of our Commercial Systems business is impacted by general worldwide economic health, commercial airline flight hours, the financial condition of airlines worldwide, as well as corporate profits.

In 2008, we expect commercial aerospace market conditions to continue to be strong, driven by a number of anticipated factors, including:

- Positive economic conditions, including continued projected growth in corporate profitability and worldwide GDP
- Introduction of new, more efficient aircraft models
- Strong international demand for new aircraft
- High airline load factors and improving airline profitability
- Projected growth in worldwide air traffic
- Record high backlogs for manufacturers of air transport aircraft and continued solid order books for business aircraft manufacturers

All of these factors are expected to lead to higher production rates of new air transport, business and regional aircraft as well as increased demand for aftermarket service, support and equipment retrofit activities.

Risks to the commercial aerospace market include, among other things:

- The occurrence of an unexpected geopolitical event that could have a significant impact on demand for air travel and airline demand for new aircraft
- The potential ramifications of the negative impact that the current high level of fuel prices are having on the profitability of our airline and other aircraft operator customers

Risks related to our ability to capitalize on the commercial aerospace market recovery and attain our stated enterprise long-term growth targets include, among other things:

- Our ability to develop products and execute on programs pursuant to contractual requirements, such as the development of systems and products for the Boeing 787 and business jet OEMs
- The successful development and market acceptance of new or enhanced product, system and service solutions

In 2008, Commercial Systems revenues are expected to increase and account for about half of the Company's total projected revenues. The increased revenues are expected to result from the positive impact of anticipated strong market conditions and expected share gains, particularly in the air transport avionics and business aircraft market areas, partially offset by the impact of a reduction in wide-body aircraft in-flight entertainment (IFE) products and systems revenues of about $50 million, principally related to reduced aftermarket retrofit activities. The decline of wide-body aircraft IFE products and systems revenues is due to our strategic decision announced in September 2005 to shift research and development resources away from traditional IFE systems for next generation wide-body aircraft to activities focused on higher value-added information management solutions. 2008 segment operating margin is expected to increase over the 22.2 percent operating margin reported in 2007 primarily due to the significant operating leverage Commercial Systems derives from incremental revenues.

For additional disclosure on Commercial Systems' segment operating earnings see Note 23 in the consolidated financial statements.

> COMMERCIAL SYSTEMS' SALES

The following table represents Commercial Systems' sales by product category:

(dollars in millions)	2007	2006	2005
Air transport aviation electronics	$ 1,175	$ 968	$ 881
Business and regional aviation electronics	1,009	852	754
Total	$ 2,184	$ 1,820	$ 1,635
Percent increase	20%	11%	

Prior year 2005 and 2006 air transport aviation electronics and business and regional aviation electronics product category sales have been reclassified to conform to the current year presentation.

Air transport aviation electronics sales increased $207 million, or 21 percent, in 2007 compared to 2006. Incremental sales from the E&S Simulation Business contributed $20 million, or 2 percentage points of the revenue growth. The 19 percent organic sales increase is primarily due to higher avionics

products and systems sales to airlines and OEMs and higher aftermarket revenues, including initial sales of equipment for Boeing 787 simulators, as well as higher service and support and IFE revenues. Business and regional aviation electronics sales increased $157 million or 18 percent, in 2007 compared to 2006. This sales growth is attributed primarily to higher avionics sales to business jet OEMs and higher aftermarket service and support and avionics retrofit and spares revenues.

Air transport aviation electronics sales increased $87 million, or 10 percent, in 2006 compared to 2005. The E&S Simulation Business, acquired on May 26, 2006, provided $8 million, or 1 percentage point of this sales growth. Air transport aviation electronics organic sales increase is primarily due to higher sales of flight-deck avionics related to higher OEM deliveries and retrofits and spares activities, partially offset by lower IFE system and regulatory mandate revenues. Business and regional aviation electronics sales increased $98 million, or 13 percent, in 2006 compared to 2005. This sales growth is attributed to significantly higher sales of business jet flight-deck avionics and cabin electronics systems and products and higher service and support revenues, partially offset by lower avionics sales to regional jet OEMs and lower regulatory mandate program revenues.

The following table represents Commercial Systems' sales based on the type of product or service:

(in millions)	2007	2006	2005
Original equipment	$ 1,097	$ 929	$ 778
Aftermarket	1,087	891	857
Total	$ 2,184	$ 1,820	$ 1,635

Original equipment sales increased $168 million, or 18 percent, in 2007 compared to 2006. This increase was primarily due to higher air transport avionics and IFE sales as well as higher business jet avionics products and systems. Aftermarket sales increased $196 million, or 22 percent, in 2007 compared to 2006. Incremental sales from the E&S Simulation Business contributed $20 million, or 2 percentage points of the revenue growth. Organic aftermarket sales increased $176 million, or 20 percent, due to higher sales across all product categories, with particular strength in air transport avionics spares sales resulting from the initial sales of equipment for Boeing 787 simulators as well as business and regional aftermarket activities.

Original equipment sales increased $151 million, or 19 percent, in 2006 compared to 2005 due to significantly higher sales of flight-deck avionics and cabin electronics systems and products for new business jet aircraft and higher sales of flight-deck avionics for new air transport aircraft. These sales increases were partially offset by lower avionics systems sales to regional jet OEMs and lower IFE system sales. Aftermarket sales increased $34 million, or 4 percent, in 2006 compared to 2005 as a result of higher avionics retrofit and spares sales, higher service and support revenues, and incremental E&S Simulation Business revenues, partially offset by lower regulatory mandate program and IFE system retrofit revenues.

> COMMERCIAL SYSTEMS' SEGMENT OPERATING EARNINGS

(dollars in millions)	2007	2006	2005
Segment operating earnings	$ 485	$ 370	$ 296
Percent of sales	22.2%	20.3%	18.1%

Commercial Systems' operating earnings increased $115 million, or 31 percent, to $485 million, or 22.2 percent of sales, in 2007 compared to $370 million, or 20.3 percent of sales, in 2006. The increase in operating earnings and operating margin was primarily due to the combination of higher organic revenues, productivity improvements, and lower retirement benefit costs, partially offset by higher incentive compensation and research and development costs.

Commercial Systems' operating earnings increased $74 million, or 25 percent, to $370 million, or 20.3 percent of sales, in 2006 compared to $296 million, or 18.1 percent of sales, in 2005. These significant increases were primarily due to the combination of increased sales volume, productivity improvements, and lower employee incentive compensation costs which more than offset higher research and development and pension costs.

> GENERAL CORPORATE, NET

(in millions)	2007	2006	2005
General corporate, net	$ (58)	$ (60)	$ (55)

General corporate, net was relatively flat in 2007 in comparison to 2006 as lower retirement benefit costs outpaced higher incentive compensation costs.

The increase in general corporate, net in 2006 over 2005 is primarily due to higher pension costs partially offset by lower employee incentive compensation costs.

Retirement Plans

Net benefit expense for pension benefits and other retirement benefits is as follows:

(in millions)	2007	2006	2005
Pension benefits	$ 9	$ 70	$ 31
Other retirement benefits	(5)	(2)	1
Net benefit expense	$ 4	$ 68	$ 32

Pension Benefits We provide pension benefits to most of our employees in the form of defined benefit pension plans. Over the past number of years, the cost of providing retirement benefits under a defined benefit structure has become increasingly uncertain due to changes in discount rates and the volatility in the stock market. In response, we amended our U.S. qualified and non-qualified pension plans in 2003 covering all salary and hourly employees not covered by collective bargaining agreements to discontinue benefit accruals for salary increases and services rendered after September 30, 2006 (the Pension Amendment) and made significant contributions to our pension plans. Concurrently, we replaced this benefit by supplementing our existing defined contribution savings plan to include an additional company contribution effective October 1, 2006. The supplemental contribution to

our existing defined contribution savings plan was $28 million in 2007. We believe this new benefit structure will achieve our objective of providing benefits that are both valued by our employees and whose costs and funding requirements are more consistent and predictable over the long-term.

Defined benefit pension expense for the years ended September 30, 2007, 2006, and 2005 was $9 million, $70 million, and $31 million, respectively. Increases in the funded status of our pension plans in 2007, primarily due to increases in the discount rate used to measure our pension obligations and the Pension Amendment, were the primary drivers for the decrease in defined benefit pension expense in 2007 in comparison to 2006. Decreases in the funded status of our pension plans, primarily due to decreases in the discount rate used to measure our pension obligations and higher than anticipated pensionable earnings, drove the increase in defined benefit pension expense in 2006 over 2005.

During 2007, the funded status of our pension plans improved from a deficit of $275 million at September 30, 2006 to a deficit of $64 million at September 30, 2007, primarily due to higher than expected asset returns and an increase in the discount rate used to measure our pension obligations from 6.5 percent to 6.6 percent.

In 2008, defined benefit pension plan costs are expected to decrease by approximately $13 million. The decrease is primarily due to the favorable impact of an increase in the defined benefit pension plan valuation discount rate used to measure our pension expense from 6.1 percent to 6.6 percent.

Our objective with respect to the funding of our pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, we will fund our pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. We believe our strong financial position continues to provide us the opportunity to make discretionary contributions to our pension fund without inhibiting our ability to pursue strategic investments.

Other Retirement Benefits We provide retiree medical and life insurance benefits to substantially all of our employees. We have undertaken two major actions over the past few years with respect to these benefits that have lowered both the current and future costs of providing these benefits:

- In July of 2002, the pre-65 and post-65 retiree medical plans were amended to establish a fixed contribution to be paid by the company. Additional premium contributions will be required from participants for all costs in excess of this fixed contribution amount. This amendment has eliminated the risk to our company related to health care cost escalations for retiree medical benefits going forward as additional contributions will be required from retirees for all costs in excess of our fixed contribution amount.
- As a result of the Medicare Prescription Drug, Improvement and Modernization Act of 2003, we amended our retiree medical plans on June 30, 2004 to discontinue post-65 prescription drug coverage effective January 1, 2008. Upon termination of these benefits, post-65 retirees will have the option of receiving these benefits through Medicare. On average, we expect that the prescription drug benefit to be provided by Medicare will be better than the benefit provided by our current post-65 drug plan as a result of the fixed company contribution plan design implemented in 2002.

Other retirement benefits expense (income) for the years ended September 30, 2007, 2006, and 2005 was $(5) million, $(2) million, and $1 million, respectively. The change in other retirement benefits expense (income) in 2007 and 2006 was primarily due to the major actions discussed above. We expect other retirement benefits income of approximately $2 million in 2008, primarily due to the actions discussed above.

FINANCIAL CONDITION AND LIQUIDITY

Cash Flow Summary

Our ability to generate significant cash flow from operating activities coupled with our access to the credit markets enables our company to execute our growth strategies and return value to our shareowners. During 2007, significant cash expenditures aimed at future growth and enhanced shareowner value were as follows:

- $333 million of share repurchases
- $125 million of property additions
- $107 million of dividend payments
- $32 million for business acquisitions, net of cash acquired

> OPERATING ACTIVITIES

(in millions)	2007	2006	2005
Cash provided by operating activities	$ 607	$ 595	$ 574

Increase in cash provided by operating activities of $12 million in 2007 compared to 2006 is primarily due to higher net income partially offset by higher tax payments and increases in working capital, particularly inventories and receivables, to support higher sales volumes and the launch of new commercial and military aircraft programs.

The increase in cash flows provided by operating activities of $21 million in 2006 compared to 2005 was principally due to higher net income of $81 million and lower pension plan contributions of $48 million, partially offset by $104 million in higher income tax payments.

In 2008, cash provided by operating activities is expected to be in the range of $675 million to $725 million, an anticipated increase of about 15 percent over 2007 cash provided by operating activities. The projected increase is principally due to the positive impact of higher net income and improved working capital performance in the areas of inventories and receivables, partially offset by higher income tax payments and a higher level of deferred pre-production engineering

costs related to new aircraft programs. The projected 2008 cash provided by operating activities range can accommodate a discretionary U.S. qualified defined benefit pension plan contribution up to $75 million. In addition, the projected 2008 cash provided by operating activities range anticipates the collection of approximately $70 million to $80 million of receivables related to the Boeing 787 program. Collection of these receivables during 2008 may be at risk due to the projected delay in delivery of the first aircraft until late in calendar year 2008.

> INVESTING ACTIVITIES

(in millions)	2007	2006	2005
Cash used for investing activities	$ (153)	$ (159)	$ (134)

Net cash paid for acquisitions was $32 million in 2007 compared to $100 million in 2006. Capital expenditures decreased to $125 million in 2007 from $144 million in 2006. We also received proceeds of $14 million in 2007 from the recovery of a license fee, while in 2006 we received proceeds of $84 million from the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc.

Net cash paid for the 2006 business acquisitions was $100 million compared to $19 million of net cash paid for the TELDIX acquisition in 2005. Proceeds from the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc., were $84 million in 2006. Capital expenditures increased to $144 million in 2006 from $111 million in 2005.

We expect capital expenditures for 2008 to be approximately $170 million, or about 3.6% of sales. The higher level of projected spending in 2008 is primarily due to the construction of new engineering facilities in Cedar Rapids, Iowa and Richardson, Texas as well as an increased level of investment in test equipment, all in support of recent and anticipated program wins that continue to drive our growth.

> FINANCING ACTIVITIES

(in millions)	2007	2006	2005
Cash used for financing activities	$ (373)	$ (441)	$ (487)

The change in cash used for financing activities in 2007 over 2006 is attributed to the following factors:

- In 2007 we repurchased 4.6 million shares of common stock at a cost of $314 million compared to repurchases of 9.3 million shares at a cost of $492 million in 2006. In addition, in 2007 we paid $19 million related to the settlement of an accelerated share repurchase agreement executed in 2006.
- In 2007 we received $61 million from the exercise of stock options compared to $73 million in 2006.
- In 2007 we paid cash dividends of $107 million compared to $96 million in 2006.
- In 2007 we repaid $27 million of the $46 million long-term variable rate loan facilities that were entered into in 2006.

The change in cash used for financing activities in 2006 compared to 2005 is primarily due to two variable rate loan agreements entered into in 2006 that provided $46 million of cash to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004. Other factors impacting cash used for financing activities in 2006 include the following:

- In 2006 we repurchased 9.3 million shares of common stock at a cost of $492 million compared to 10.6 million shares at a cost of $498 million in 2005.
- In 2006 we received $73 million from the exercise of stock options compared to $96 million in 2005.
- We paid cash dividends of $96 million in 2006 compared to $85 million in 2005 reflecting an increase in our quarterly dividend from 12 cents to 16 cents per share effective the third quarter of 2006.
- We received a $28 million excess tax benefit from the exercise of stock options in 2006. In connection with the adoption of SFAS 123R as of October 1, 2005, the excess tax benefit from the exercise of stock options is classified as a financing activity, in 2006. During 2005, excess tax benefits from the exercise of stock options were classified as an operating activity.

Share Repurchase Program Strong cash flow from operations provided funds for repurchasing our common stock under our share repurchase program as follows:

(in millions, except per share amounts)	2007	2006	2005
Amount of share repurchases	$ 333	$ 492	$ 498
Number of shares repurchased	4.6	9.3	10.6
Weighted average price per share	$ 68.31	$ 52.82	$ 47.20

In 2007 we paid $19 million, which is reflected in the table above, related to the settlement of an accelerated share repurchase agreement executed in 2006. In October 2007 (subsequent to year-end), we entered into an accelerated share repurchase agreement with an investment bank under which we repurchased 3 million shares of our outstanding commons shares for an initial price of $224 million which reduced our overall authorization to $16 million. See Note 18 in the consolidated financial statements for further discussion of this agreement. Historically, we have executed share repurchases when cash flow from operations is not being used for other investing or financing activities, such as acquisitions or debt reduction.

Dividends We declared and paid cash dividends of $107 million, $96 million, and $85 million in 2007, 2006, and 2005, respectively. The increase in cash dividends in 2007 and 2006 was the result of an increase in the quarterly cash dividend from 12 cents to 16 cents per share beginning with the dividend paid June 5, 2006. Based on our current dividend policy, we will pay quarterly cash dividends which, on an annual

basis, will equal $0.64 per share. We expect to fund dividends using cash generated from operations. The declaration and payment of dividends, however, will be at the sole discretion of the Board of Directors.

Liquidity

In addition to cash provided by operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our primary source of short-term liquidity is through borrowings in the commercial paper market. Our access to that market is facilitated by the strength of our credit ratings and an $850 million committed credit facility with several banks (Revolving Credit Facility). Our current ratings as provided by Moody's Investors Service (Moody's), Standard & Poor's and Fitch, Inc. are A-1 / A / A, respectively, for long-term debt and P-1 / A-1 / F-1, respectively, for short-term debt. Moody's, Standard & Poor's and Fitch, Inc. have stable outlooks on our credit rating.

Under our commercial paper program, we may sell up to $850 million face amount of unsecured short-term promissory notes in the commercial paper market. The commercial paper notes may bear interest or may be sold at a discount and have a maturity of not more than 364 days from time of issuance. Borrowings under the commercial paper program are available for working capital needs and other general corporate purposes. There were no commercial paper borrowings outstanding at September 30, 2007.

Our Revolving Credit Facility consists of an $850 million five-year unsecured revolving credit agreement entered into on May 24, 2005 and amended in 2007 to extend the term to 2012, with options to further extend the term for up to two one-year periods and/or increase the aggregate principal amount up to $1.2 billion. These options are subject to the approval of the lenders. The Revolving Credit Facility exists primarily to support our commercial paper program, but is available to us in the event our access to the commercial paper market is impaired or eliminated. Our only financial covenant under the Revolving Credit Facility requires that we maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. Our debt to total capitalization ratio at September 30, 2007 was 11 percent. The Revolving Credit Facility contains covenants that require us to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. The Revolving Credit Facility does not contain any rating downgrade triggers that would accelerate the maturity of our indebtedness. In addition, short-term credit facilities available to foreign subsidiaries amounted to $63 million as of September 30, 2007, of which $24 million was utilized to support commitments in the form of commercial letters of credit. There are no significant commitment fees or compensating balance requirements under any of our credit facilities. At September 30, 2007, there were no borrowings outstanding under any of our credit facilities.

In addition to our credit facilities and commercial paper program, we have a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, we issued $200 million of debt due December 1, 2013 (the Notes) under the shelf registration statement. The Notes contain covenants that require us to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. At September 30, 2007, $550 million of the shelf registration was available for future use.

During June 2006 we entered into two variable rate loan agreements to facilitate our implementation of the cash repatriation provisions of the American Jobs Creation Act of 2004 as follows:

- Five-year unsecured variable rate loan facility agreement for 11.5 million British pounds ($21 million). This loan facility was repaid in 2007.
- Five-year unsecured variable rate loan facility agreement for 20.4 million euros ($25 million).

The variable rate loan facility agreement contains customary loan covenants, none of which are financial covenants. Failure to comply with customary covenants or the occurrence of customary events of default contained in the agreement would require the repayment of any outstanding borrowings under the agreement. As of September 30, 2007, $24 million was outstanding under the variable rate loan facility agreement.

If our credit ratings were to be adjusted downward by the rating agencies, the implications of such actions could include impairment or elimination of our access to the commercial paper market and an increase in the cost of borrowing. In the event that we do not have access to the commercial paper market, alternative sources of funding could include borrowings under the Revolving Credit Facility, funds available from the issuance of securities under our shelf registration, and potential asset securitization strategies.

Contractual Obligations

The following table summarizes certain of our contractual obligations as of September 30, 2007, as well as when these obligations are expected to be satisfied:

		PAYMENTS DUE BY PERIOD			
(in millions)	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	4–5 YEARS	THEREAFTER
Long-term debt	$ 224	$ —	$ —	$ 24	$ 200
Interest on long-term debt	65	11	22	20	12
Non-cancelable operating leases	178	41	67	33	37
Purchase obligations:					
Purchase orders	1,027	850	166	10	1
Purchase contracts	41	19	21	1	—
Total	$ 1,535	$ 921	$ 276	$ 88	$ 250

Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts. See Note 10 in the consolidated financial statements.

We lease certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Our commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on our Statement of Financial Position.

Purchase obligations include purchase orders and purchase contracts. Purchase orders are executed in the normal course of business and may or may not be cancelable. Purchase contracts include agreements with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount regardless of actual need. Generally, items represented in purchase obligations are not reflected as liabilities on our Statement of Financial Position.

We also have obligations with respect to pension and other post-retirement benefit plans. See Note 11 in the consolidated financial statements.

RECENTLY ISSUED ACCOUNTING STANDARDS

For information related to recently issued accounting standards, see Note 2 in the consolidated financial statements.

ENVIRONMENTAL

For information related to environmental claims, remediation efforts and related matters, see Note 20 in the consolidated financial statements.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements in accordance with accounting principles generally accepted in the United States of America requires us to make estimates, judgments, and assumptions that affect our financial condition and results of operations that are reported in the accompanying consolidated financial statements as well as the related disclosure of assets and liabilities contingent upon future events.

Understanding the critical accounting policies discussed below and related risks is important in evaluating our financial condition and results of operations. We believe the following accounting policies used in the preparation of the consolidated financial statements are critical to our financial condition and results of operations as they involve a significant use of management judgment on matters that are inherently uncertain. If actual results differ significantly from management's estimates, there could be a material effect on our financial condition, results of operations and cash flows. Management regularly discusses the identification and development of these critical accounting policies with the Audit Committee of the Board of Directors.

Accounting for Long-Term Contracts

A substantial portion of our sales to government customers and certain of our sales to commercial customers are made pursuant to long-term contracts requiring development and delivery of products over several years and often contain fixed-price purchase options for additional products. Certain of these contracts are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. Sales and earnings under the percentage-of-completion method are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort).

The percentage-of-completion method of accounting requires management to estimate the profit margin for each individual contract and to apply that profit margin on a uniform basis as sales are recorded under the contract. The estimation of profit margins requires management to make projections of the total sales to be generated and the total costs that will be incurred under a contract. These projections require management to make numerous assumptions and estimates relating

to items such as the complexity of design and related development costs, performance of subcontractors, availability and cost of materials, labor productivity and cost, overhead and capital costs, and manufacturing efficiency. These contracts often include purchase options for additional quantities and customer change orders for additional or revised product functionality. Sales and costs related to profitable purchase options are included in our estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in our estimates when exercise is determined to be probable. Sales related to change orders are included in profit estimates only if they can be reliably estimated and collectibility is reasonably assured. Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable.

Estimates of profit margins for contracts are typically reviewed by management on a quarterly basis. Assuming the initial estimates of sales and costs under a contract are accurate, the percentage-of-completion method results in the profit margin being recorded evenly as revenue is recognized under the contract. Changes in these underlying estimates due to revisions in sales and cost estimates, the combining of contracts, or the exercise of contract options may result in profit margins being recognized unevenly over a contract as such changes are accounted for on a cumulative basis in the period estimates are revised. Significant changes in estimates related to accounting for long-term contracts may have a material effect on our results of operations in the period in which the revised estimate is made.

Income Taxes

At the end of each quarterly reporting period, we estimate an effective income tax rate that is expected to be applicable for the full fiscal year. The estimate of our effective income tax rate involves significant judgments resulting from uncertainties in the application of complex tax regulations across many jurisdictions, implementation of tax planning strategies, and estimates as to the jurisdictions where income is expected to be earned. These estimates may be further complicated by new laws, new interpretations of existing laws, and rulings by taxing authorities. Due to the subjectivity and complex nature of these underlying issues, our actual effective income tax rate and related tax liabilities may differ from our initial estimates. Differences between our estimated and actual effective income tax rates and related liabilities are recorded in the period they become known or as our estimates are revised based on additional information. The resulting adjustment to our income tax expense could have a material effect on our results of operations in the period the adjustment is recorded. A one percentage point change in our effective income tax rate would change our annual net income by approximately $8 million.

Deferred tax assets and liabilities are recorded for tax carryforwards and the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. See Note 16 in the consolidated financial statements for further detail regarding deferred taxes and the factors considered in evaluating deferred tax asset realization.

Goodwill

As of September 30, 2007, we had $544 million of goodwill resulting from various acquisitions. We perform impairment tests on goodwill on an annual basis during the second quarter of each fiscal year, or on an interim basis if events or circumstances indicate that it is more likely than not that impairment has occurred.

Goodwill is potentially impaired if the carrying value of the reporting unit that contains the goodwill exceeds its estimated fair value. The fair values of our reporting units are determined with the assistance of third-party valuation experts using a combination of an income approach, which estimates fair value based upon future discounted cash flows, and a market approach, which estimates fair value using market multiples, ratios, and valuations of a set of comparable public companies within our industry.

The valuation methodology and underlying financial information that is used to estimate the fair value of our reporting units requires significant judgments to be made by management. These judgments include, but are not limited to, the long-term projections of future financial performance and the selection of appropriate discount rates used to present value future cash flows. Our five-year strategic operating plan serves as the basis for these valuations and represents our best estimate of future business conditions in our industry as well as our ability to compete. Discount rates are determined based upon the weighted average cost of capital for a set of comparable companies adjusted for risks associated with our different operations. Our goodwill impairment tests that were performed in the second quarter of 2007 yielded no impairments. If there was a significant downturn in our business, we could incur a goodwill impairment.

Warranty

Accrued liabilities are recorded on our Statement of Financial Position to reflect our contractual obligations relating to warranty commitments to our customers. We provide warranty coverage of various lengths and terms to our customers depending on standard offerings and negotiated contractual agreements. We record an estimate for warranty expense at the time of sale based on historical warranty return rates and repair costs. We believe our primary source of warranty risk relates to our in-flight entertainment products and extended warranty terms across all businesses. At September 30, 2007, we have recorded $213 million of warranty liabilities.

Should future warranty experience differ materially from our historical experience, we may be required to record additional warranty liabilities which could have a material adverse effect on our results of operations and cash flows in the period in which these additional liabilities are required.

Pension Benefits

We provide retirement benefits to most of our employees in the form of defined benefit pension plans. Accounting standards require the cost of providing these pension plans be measured on an actuarial basis. These accounting standards will generally reduce, but not eliminate, the volatility of the reported pension obligation and related pension expense as actuarial gains and losses resulting from both normal year-to-year changes in valuation assumptions and the differences from actual experience are deferred and amortized. The application of these accounting standards requires management to make numerous assumptions and judgments that can significantly affect these measurements. Critical assumptions made by management in performing these actuarial valuations include the selection of discount rates and expectations on the future rate of return on pension plan assets.

Discount rates are used to determine the present value of our pension obligations and also affect the amount of pension expense recorded in any given period. We estimate this discount rate based on the rates of return of high quality, fixed-income investments with maturity dates that reflect the expected time horizon that benefits will be paid (see Note 11 in the consolidated financial statements). Changes in the discount rate could have a material effect on our reported pension obligations and related pension expense.

The expected rate of return is our estimate of the long-term earnings rate on our pension plan assets and is based upon both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. Differences between the actual and expected rate of return on plan assets can impact our expense for pension benefits.

Holding all other factors constant, the estimated impact on 2008 pension expense caused by hypothetical changes to key assumptions is as follows:

(dollars in millions)	CHANGE IN ASSUMPTION	
ASSUMPTION	25 BASIS POINT INCREASE	25 BASIS POINT DECREASE
Pension obligation discount rate	$5 pension expense decrease	$5 pension expense increase
Expected long-term rate of return on plan assets	$5 pension expense decrease	$5 pension expense increase

Inventory Valuation Reserves

Inventory valuation reserves are recorded in order to report inventories at the lower of cost or market value on our Statement of Financial Position. The determination of inventory valuation reserves requires management to make estimates and judgments on the future salability of inventories. Valuation reserves for excess, obsolete, and slow-moving inventory are estimated by comparing the inventory levels of individual parts to both future sales forecasts or production requirements and historical usage rates in order to identify inventory that is unlikely to be sold above cost. Other factors that management considers in determining these reserves include overall market conditions and other inventory management initiatives. Management can generally react to reduce the likelihood of severe excess and slow-moving inventory issues by changing purchasing behavior and practices provided there are no abrupt changes in market conditions.

Management believes its primary source of risk for excess and obsolete inventory is derived from the following:

- Our in-flight entertainment inventory, which tends to experience quicker technological obsolescence than our other products. In-flight entertainment inventory at September 30, 2007 was $97 million.
- Life-time buy inventory, which consists of inventory that is typically no longer being produced by our vendors but for which we purchase multiple years of supply in order to meet production and service requirements over the life span of a product. Total life-time buy inventory on hand at September 30, 2007 was $100 million.

At September 30, 2007, we had $99 million of inventory valuation reserves recorded on $1,019 million of total inventory on hand. Although management believes these reserves are adequate, any abrupt changes in market conditions may require us to record additional inventory valuation reserves which could have a material adverse effect on our results of operations in the period in which these additional reserves are required.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest Rate Risk

In addition to using cash provided by normal operating activities, we utilize a combination of short-term and long-term debt to finance operations. Our operating results and cash flows are exposed to changes in interest rates that could adversely affect the amount of interest expense incurred and paid on debt obligations in any given period. In addition, changes in interest rates can affect the fair value of our debt obligations. Such changes in fair value are only relevant to the extent these debt obligations are settled prior to maturity. We manage our exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt and when considered necessary, we may employ financial instruments in the form of interest rate swaps to help meet this objective.

At September 30, 2007, we had $200 million of 4.75 percent fixed rate long-term debt obligations outstanding with a carrying value of $199 million and a fair value of $192 million. We converted $100 million of this fixed rate debt to floating rate debt bearing interest at six-month LIBOR less 7.5 basis points by executing "receive fixed, pay variable" interest

rate swap contracts. A hypothetical 10 percent increase or decrease in average market interest rates would have decreased or increased the fair value of our long-term debt, exclusive of the effects of the interest rate swap contracts, by $5 million and $5 million, respectively. The fair value of the $100 million notional value of interest rate swap contracts was a $1 million liability at September 30, 2007. A hypothetical 10 percent increase or decrease in average market interest rates would decrease or increase the fair value of our interest rate swap contracts by $2 million and $2 million, respectively. Inclusive of the effect of the interest rate swaps, a hypothetical 10 percent increase or decrease in average market interest rates would not have a material effect on our pretax income. For more information related to outstanding debt obligations and derivative financial instruments, see Notes 10 and 17 in the consolidated financial statements.

Foreign Currency Risk

We transact business in various foreign currencies which subjects our cash flows and earnings to exposure related to changes to foreign currency exchange rates. We attempt to manage this exposure through operational strategies and the use of foreign currency forward exchange contracts (foreign currency contracts). All foreign currency contracts are executed with creditworthy banks and are denominated in currencies of major industrial countries. The majority of our non-functional currency firm and anticipated receivables and payables are hedged using foreign currency contracts. It is our policy not to manage exposure to net investments in foreign subsidiaries or enter into derivative financial instruments for speculative purposes. Notional amounts of outstanding foreign currency forward exchange contracts were $205 million and $190 million at September 30, 2007 and 2006, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. Principal currencies that are hedged include the European euro, British pound sterling, and Japanese yen. The duration of foreign currency contracts is generally two years or less. The net fair value of these foreign currency contracts at September 30, 2007 and 2006 were net liabilities of $5 million and $3 million, respectively. If the U.S. dollar increased or decreased in value against all currencies by a hypothetical 10 percent, the effect on the fair value of the foreign currency contracts, our results of operations, cash flows, or financial condition would not be significant at September 30, 2007.

For more information related to outstanding foreign currency forward exchange contracts, see Note 17 in the consolidated financial statements.

CAUTIONARY STATEMENT

This Annual Report to Shareowners, and documents that are incorporated by reference to our Annual Report on Form 10-K filed with the SEC, contain statements, including certain projections and business trends, accompanied by such phrases as "believes", "estimates", "expects", "could", "likely", "anticipates", "will", "intends", and other similar expressions, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to the potential impacts of geopolitical events, the financial condition of our customers (including major U.S. airlines), the health of the global economy, the continued recovery of the commercial aerospace industry and the continued support for military transformation and modernization programs; delays related to the award of domestic and international contracts; the potential adverse impact of oil prices on the commercial aerospace industry; the cost of the global war on terrorism on U.S. government military procurement expenditures and program budgets; changes in domestic and foreign government spending, budgetary and trade policies adverse to our businesses; market acceptance of our new and existing technologies, products and services; reliability of and customer satisfaction with our products and services; favorable outcomes on or potential cancellation or restructuring of contracts, orders or program priorities by our customers; customer bankruptcies; recruitment and retention of qualified personnel; risk of a labor strike in fiscal year 2008 as collective bargaining agreements expire in May 2008; performance of our suppliers and subcontractors; risks inherent in fixed price contracts, particularly the risk of cost overruns; risk of significant disruption to air travel; our ability to execute to our internal performance plans such as our productivity improvement and cost reduction initiatives; achievement of our acquisition and related integration plans; continuing to maintain our planned effective tax rates, including the risk that Congress will not enact research and development tax credit legislation applicable to all of fiscal year 2008; our ability to develop contract compliant systems and products and satisfy our contractual commitments; risk of fines and penalties related to noncompliance with export control regulations; risk of asset impairments; government claims related to our pension plan freeze; our ability to win new business and convert those orders to sales within the fiscal year in accordance with our annual operating plan; and the uncertainties of the outcome of litigation, as well as other risks and uncertainties, including but not limited to those detailed herein and from time to time in our Securities and Exchange Commission filings. These forward-looking statements are made only as of the date hereof.

Management's Responsibility for Financial Statements

We, the management team of Rockwell Collins, are responsible for the preparation, integrity and objectivity of the financial statements and other financial information we have presented in this report. The financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying our estimates and judgments.

Deloitte & Touche LLP, our independent registered public accounting firm, is retained to audit our financial statements. Their accompanying report is based on audits conducted in accordance with standards of the Public Company Accounting Oversight Board (United States), which include the consideration of our internal controls to determine the nature, timing and extent of audit tests to be applied.

Our Board of Directors exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-management Board members. The Audit Committee meets regularly with the independent registered public accounting firm and with the Company's internal auditors, both privately and with management present, to review accounting, auditing, internal control and financial reporting matters.





Clayton M. Jones
Chairman, President &
Chief Executive Officer

Patrick E. Allen
Senior Vice President &
Chief Financial Officer

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934. Rockwell Collins' internal control over financial reporting is a process designed, under the supervision of the Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of Rockwell Collins; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and that our receipts and expenditures are being made only in accordance with authorizations of Rockwell Collins' management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of Rockwell Collins' internal control over financial reporting as of September 28, 2007. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in *Internal Control-Integrated Framework*. Based on this assessment, management determined that Rockwell Collins, Inc. maintained effective internal control over financial reporting as of September 28, 2007.

Management's assessment of the effectiveness of Rockwell Collins' internal control over financial reporting as of September 28, 2007 has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report which is included herein.



Clayton M. Jones
Chairman, President &
Chief Executive Officer



Patrick E. Allen
Senior Vice President &
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND
SHAREOWNERS OF ROCKWELL COLLINS, INC.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Rockwell Collins, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of September 28, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that the Company maintained effective internal control over financial reporting as of September 28, 2007, is fairly stated, in all material respects, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 28, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 28, 2007 of the Company and our report dated October 31, 2007, expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding the Company's change as of the beginning of fiscal 2006 in its method of accounting for employee stock-based compensation, as of the beginning of fiscal year 2007 in its measurement date for its defined benefit plans, and as of September 28, 2007 in its method of accounting for the funded status of its defined benefit plans.

Deloitte & Touche LLP

Minneapolis, Minnesota
October 31, 2007

Report of Independent Registered Public Accounting Firm

TO THE BOARD OF DIRECTORS AND
SHAREOWNERS OF ROCKWELL COLLINS, INC.

We have audited the accompanying consolidated statement of financial position of Rockwell Collins, Inc. and subsidiaries (the "Company") as of September 28, 2007 and September 29, 2006, and the related consolidated statements of operations, cash flows, and shareowners' equity and comprehensive income for each of the three years in the period ended September 28, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of September 28, 2007 and September 29, 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended September 28, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 13 to the consolidated financial statements, as of the beginning of fiscal 2006 the Company changed its method of accounting for employee stock-based compensation. Also, as discussed in Note 11 to the consolidated financial statements, as of the beginning of fiscal 2007 the Company changed its measurement date for its defined benefit plans and as of September 28, 2007 the Company changed its method of accounting for the funded status of its defined benefit plans.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of September 28, 2007, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated October 31, 2007 expressed an unqualified opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Deloitte & Touche LLP

Minneapolis, Minnesota
October 31, 2007

Consolidated Statement of Financial Position

(in millions, except per share amounts)	SEPTEMBER 30 2007	2006
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 231	$ 144
Receivables	883	821
Inventories	823	727
Current deferred income taxes	176	168
Other current assets	56	67
Total current assets	2,169	1,927
Property	607	552
Intangible Assets	147	137
Goodwill	544	517
Prepaid Pension Asset	88	—
Other Assets	195	145
Total assets	$3,750	$3,278
LIABILITIES AND SHAREOWNERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 395	$ 324
Compensation and benefits	305	268
Advance payments from customers	304	246
Product warranty costs	213	189
Income taxes payable	29	54
Other current liabilities	213	243
Total current liabilities	1,459	1,324
Long-Term Debt	223	245
Retirement Benefits	359	421
Other Liabilities	136	82
Shareowners' Equity:		
Common stock ($0.01 par value; shares authorized: 1,000; shares issued: 183.8)	2	2
Additional paid-in capital	1,353	1,305
Retained earnings	1,533	1,105
Accumulated other comprehensive loss	(336)	(393)
Common stock in treasury, at cost (shares held: 2007, 18.0; 2006, 16.7)	(979)	(813)
Total shareowners' equity	1,573	1,206
Total liabilities and shareowners' equity	$3,750	$3,278

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Operations

(in millions, except per share amounts)	YEAR ENDED SEPTEMBER 30 2007	2006	2005
Sales:			
Product sales	$4,007	$3,482	$3,072
Service sales	408	381	373
Total sales	4,415	3,863	3,445
Costs, expenses and other:			
Product cost of sales	2,819	2,491	2,242
Service cost of sales	273	261	260
Selling, general and administrative expenses	482	441	402
Interest expense	13	13	11
Other income, net	(15)	(32)	(17)
Total costs, expenses and other	3,572	3,174	2,898
Income before income taxes	843	689	547
Income tax provision	258	212	151
Net income	$ 585	$ 477	$ 396
Earnings per share:			
Basic	$ 3.50	$ 2.77	$ 2.24
Diluted	$ 3.45	$ 2.73	$ 2.20
Weighted average common shares:			
Basic	167.1	172.0	177.0
Diluted	169.7	174.5	180.2
Cash dividends per share	$ 0.64	$ 0.56	$ 0.48

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Cash Flows

(in millions)	YEAR ENDED SEPTEMBER 30 2007	2006	2005
OPERATING ACTIVITIES:			
Net income	$ 585	$ 477	$ 396
Adjustments to arrive at cash provided by operating activities:			
Gain on sale of equity affiliate	—	(20)	—
Restructuring charge (adjustment) and tradenames write-off	(5)	14	15
Depreciation	96	85	85
Amortization of intangible assets	22	21	19
Stock-based compensation	17	18	—
Compensation and benefits paid in common stock	58	50	69
Tax benefit from exercise of stock options	34	28	35
Excess tax benefit from stock-based compensation	(33)	(28)	—
Deferred income taxes	43	33	31
Pension plan contributions	(90)	(66)	(114)
Changes in assets and liabilities, excluding effects of acquisitions and foreign currency adjustments:			
Receivables	(126)	(78)	(108)
Inventories	(128)	(43)	(9)
Accounts payable	55	35	39
Advance payments from customers	61	24	32
Income taxes	(23)	(12)	34
Compensation and benefits	41	(16)	30
Other assets and liabilities	—	73	20
Cash Provided by Operating Activities	607	595	574
INVESTING ACTIVITIES:			
Property additions	(125)	(144)	(111)
Acquisition of businesses, net of cash acquired	(32)	(100)	(19)
Proceeds (payments) from sale of investment in equity affiliate	(2)	84	—
Acquisition of intangible assets	(8)	—	(7)
Proceeds from settlement of discontinued license agreement	14	—	—
Proceeds from disposition of property	—	1	3
Cash Used for Investing Activities	(153)	(159)	(134)
FINANCING ACTIVITIES:			
Purchases of treasury stock	(333)	(492)	(498)
Cash dividends	(107)	(96)	(85)
Proceeds from exercise of stock options	61	73	96
Net proceeds from issuance of long-term debt	—	46	—
Excess tax benefit from stock-based compensation	33	28	—
Payments on long-term debt	(27)	—	—
Cash Used for Financing Activities	(373)	(441)	(487)
Effect of exchange rate changes on cash and cash equivalents	6	4	(4)
Net Change in Cash and Cash Equivalents	87	(1)	(51)
Cash and Cash Equivalents at Beginning of Year	144	145	196
Cash and Cash Equivalents at End of Year	$ 231	$ 144	$ 145

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

Consolidated Statement of Shareowners' Equity and Comprehensive Income

(in millions)	2007	2006	2005
	YEAR ENDED SEPTEMBER 30		
COMMON STOCK			
Beginning and ending balance	$ 2	$ 2	$ 2
ADDITIONAL PAID-IN CAPITAL			
Beginning balance	1,305	1,263	1,228
Tax benefit from exercise of stock options	33	28	35
Stock-based compensation	17	18	—
Other	(2)	(4)	—
Ending balance	1,353	1,305	1,263
RETAINED EARNINGS			
Beginning balance	1,105	771	492
Net income	585	477	396
Cash dividends	(107)	(96)	(85)
Shares issued under stock option and benefit plans	(45)	(47)	(32)
Defined benefit plans remeasurement adjustment	(5)	—	—
Ending balance	1,533	1,105	771
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)			
Beginning balance	(393)	(604)	(397)
Minimum pension liability adjustment	369	199	(200)
Defined benefit plans recognition adjustment	(329)	—	—
Currency translation gain (loss)	19	11	(6)
Foreign currency cash flow hedge adjustment	(2)	1	(1)
Ending balance	(336)	(393)	(604)
COMMON STOCK IN TREASURY			
Beginning balance	(813)	(493)	(192)
Share repurchases	(333)	(492)	(498)
Shares issued from treasury	167	172	197
Ending balance	(979)	(813)	(493)
Total Shareowners' Equity	$1,573	$1,206	$ 939
COMPREHENSIVE INCOME			
Net income	$ 585	$ 477	$ 396
Other comprehensive income (loss), net of deferred taxes (2007, $(216); 2006, $(117); 2005, $117)	386	211	(207)
Comprehensive income	$ 971	$ 688	$ 189

SEE NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

1. BUSINESS DESCRIPTION AND BASIS OF PRESENTATION

Rockwell Collins, Inc. (the Company or Rockwell Collins) provides design, production and support of communications and aviation electronics for military and commercial customers worldwide.

The Company operates on a 52/53 week fiscal year ending on the Friday closest to September 30. For ease of presentation, September 30 is utilized consistently throughout these financial statements and notes to represent the fiscal year end date. All date references contained herein relate to the Company's fiscal year unless otherwise stated.

2. SIGNIFICANT ACCOUNTING POLICIES

Consolidation

The consolidated financial statements include the accounts of the Company and all majority-owned subsidiaries. The Company's investments in entities it does not control but over which it has the ability to exercise significant influence are accounted for under the equity method and are included in Other Assets. All intercompany transactions are eliminated.

Revenue Recognition

The Company enters into sales arrangements that may provide for multiple deliverables to a customer. The Company identifies all goods and/or services that are to be delivered separately under a sales arrangement and allocates revenue to each deliverable based on relative fair values. Fair values are generally established based on the prices charged when sold separately by the Company. In general, revenues are separated between hardware, engineering services, maintenance services, and installation services. The allocated revenue for each deliverable is then recognized using appropriate revenue recognition methods.

Sales related to long-term contracts requiring development and delivery of products over several years are accounted for under the percentage-of-completion method of accounting under the American Institute of Certified Public Accountants' Statement of Position 81-1, *Accounting for Performance of Construction-Type and Certain Production-Type Contracts*. Sales and earnings under these contracts are recorded either as products are shipped under the units-of-delivery method (for production effort), or based on the ratio of actual costs incurred to total estimated costs expected to be incurred related to the contract under the cost-to-cost method (for development effort). Purchase options and change orders are accounted for either as an integral part of the original contract or separately depending upon the nature and value of the item. Sales and costs related to profitable purchase options are included in estimates only when the options are exercised while sales and costs related to unprofitable purchase options are included in estimates when exercise is determined to be probable. Sales related to change orders are included in estimates only if they can be reliably estimated and collectibility is reasonably assured. Anticipated losses on contracts are recognized in full in the period in which losses become probable and estimable. Changes in estimates of profit or loss on contracts are included in earnings on a cumulative basis in the period the estimate is changed.

Sales related to long-term separately priced product maintenance or warranty contracts are accounted for based on the terms of the underlying agreements. Certain contracts are fixed price contracts with sales recognized ratably over the contractual life, while other contracts have a fixed hourly rate with sales recognized based on actual labor or flight hours incurred. The cost of providing these services is expensed as incurred.

The Company recognizes sales for all other products or services when all of the following criteria are met: an agreement of sale exists, product delivery and acceptance has occurred or services have been rendered, pricing is fixed or determinable, and collection is reasonably assured.

Research and Development

The Company performs research and development activities relating to the development of new products and the improvement of existing products. Company-funded research and development programs are expensed as incurred and included in Cost of Sales. Customer-funded research and development expenditures are accounted for as contract costs within Cost of Sales, and the reimbursement is accounted for as a sale.

Cash and Cash Equivalents

Cash and cash equivalents includes time deposits and certificates of deposit with original maturity dates of three months or less.

Allowance for Doubtful Accounts

Allowances are established in order to report receivables at net realizable value on the Company's Statement of Financial Position. The determination of these allowances requires management of the Company to make estimates and judgments as to the collectibility of customer account balances. These allowances are estimated for customers who are considered credit risks by reviewing the Company's collection experience with those customers as well as evaluating the customers' financial condition. The Company also considers both current and projected economic and market conditions. Special attention is given to accounts with invoices that are past due. Past due is defined as any invoice for which payment

has not been received by the due date specified on the billing invoice. The uncollectible portion of receivables is charged against the allowance for doubtful accounts when collection efforts have ceased. Recoveries of receivables previously charged-off are recorded when received.

Inventories

Inventories are stated at the lower of cost or market using costs which approximate the first-in, first-out method, less related progress payments received. Inventoried costs include direct costs of manufacturing, certain engineering costs and allocable overhead costs. The Company regularly compares inventory quantities on hand on a part level basis to estimated forecasts of product demand and production requirements as well as historical usage. Based on these comparisons, management establishes an excess and obsolete inventory reserve on an aggregate basis.

The Company defers certain pre-production engineering costs as work-in-process inventory in connection with long-term supply arrangements that contain contractual guarantees for reimbursement from customers. Such customer guarantees generally take the form of a minimum order quantity with quantified reimbursement amounts if the minimum order quantity is not taken by the customer. Such costs are typically deferred to the extent of the contractual guarantees and are generally amortized over a period of 2 to 6 years as a component of Cost of Sales as revenue is recognized on the minimum order quantity. Deferred pre-production engineering costs were $126 million and $96 million at September 30, 2007 and 2006, respectively. Pre-production engineering costs incurred pursuant to supply arrangements that do not contain customer guarantees for reimbursement are expensed as incurred.

Progress Payments

Progress payments relate to both receivables and inventories and represent cash collected from government-related contracts whereby the governments have a legal right of offset related to the receivable or legal title to the work-in-process inventory.

Property

Property is stated at acquisition cost. Depreciation of property is generally provided using accelerated and straight-line methods over the following estimated useful lives: buildings and improvements, 15–40 years; machinery and equipment, 6–12 years; and information systems software and hardware, 3–10 years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis.

Significant renewals and betterments are capitalized and replaced units are written off. Maintenance and repairs, as well as renewals of minor amounts, are charged to expense in the period incurred. The fair value of liabilities associated with the retirement of property is recorded when there is a legal or contractual requirement to incur such costs and the costs are reasonably estimable. Upon the initial recognition of a contractual or legal liability for an asset retirement obligation, the Company capitalizes the asset retirement cost by increasing the carrying amount of the property by the same amount as the liability. This asset retirement cost is then depreciated over the estimated useful life of the underlying property. The Company had no significant asset retirement obligations at September 30, 2007 and 2006.

Goodwill and Intangible Assets

Goodwill and intangible assets generally result from business acquisitions. Business acquisitions are accounted for under the purchase method by assigning the purchase price to tangible and intangible assets acquired and liabilities assumed, including research and development projects which have not yet reached technological feasibility and have no alternative future use (purchased research and development). Assets acquired and liabilities assumed are recorded at their fair values; the fair value of purchased research and development is immediately charged to expense; and the excess of the purchase price over the amounts assigned is recorded as goodwill. Assets acquired and liabilities assumed are allocated to the Company's reporting units based on the Company's integration plans and internal reporting structure. Purchased intangible assets with finite lives are amortized over their estimated useful lives. Goodwill and intangible assets with indefinite lives are not amortized, but reviewed at least annually for impairment.

Customer Incentives

Rockwell Collins provides sales incentives to certain commercial customers in connection with sales contracts. Incentives consisting of cash payments or customer account credits are recognized as a reduction of sales and incentives consisting of free product are recognized as cost of sales.

Incentives given to customers prior to delivering products or performing services are recorded as a customer relationship intangible asset and amortized over the period the Company has received a contractually enforceable right related to the incentive. Incentives included in Intangible Assets were $36 million and $13 million at September 30, 2007 and 2006, respectively.

Incentives earned by customers based on purchases of Company products or services are recognized as a liability when the related sale is recorded. The liability for these incentives is included in Other Current Liabilities.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment when management plans to dispose of assets or when events or circumstances indicate that the carrying amount of a long-lived asset may not be recoverable. Assets held for disposal are reported at the lower of the carrying amount or fair value less cost to sell. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. Long-lived assets held for use are reviewed for impairment by comparing the carrying amount of an asset to the undiscounted future cash flows expected to be generated by the asset over its remaining useful life. If an asset is considered to be impaired, the impairment to be recognized is measured as the amount by which the carrying amount of the asset exceeds its fair value.

Goodwill and indefinite-lived intangible assets are tested annually for impairment with more frequent tests performed if indications of impairment exist. The Company's annual impairment testing date is in the second quarter of each fiscal year. Impairment for intangible assets with indefinite lives exists if the carrying value of the intangible asset exceeds its fair value. Goodwill is potentially impaired if the carrying value of a reporting unit exceeds its estimated fair value. Management determines fair value using a discounted future cash flow analysis or other accepted valuation techniques. The Company's annual impairment testing performed in the second quarter of 2007, 2006, and 2005 yielded no impairments. See Note 7 for a discussion of the tradenames write-off recorded in the fourth quarter of 2005.

Advance Payments from Customers

Advance payments from customers represent cash collected from customers in advance of revenue recognition.

Environmental

Liabilities for environmental matters are recorded in the period in which it is probable that an obligation has been incurred and the cost can be reasonably estimated. At environmental sites in which more than one potentially responsible party has been identified, the Company records a liability for its estimated allocable share of costs related to its involvement with the site as well as an estimated allocable share of costs related to the involvement of insolvent or unidentified parties. At environmental sites in which the Company is the only responsible party, the Company records a liability for the total estimated costs of remediation. Costs of future expenditures for environmental remediation obligations do not consider inflation and are not discounted to present values. If recovery from insurers or other third parties is determined to be probable, the Company records a receivable for the estimated recovery.

Income Taxes

Current tax liabilities and assets are based upon an estimate of taxes payable or refundable in the current year for each of the jurisdictions in which the Company transacts business. As part of the determination of its tax liability, management exercises considerable judgment in assessing the positions taken by the Company in its tax returns and establishes reserves for probable tax exposures. These reserves represent the best estimate of amounts expected to be paid and are adjusted over time as more information regarding tax audits becomes available. Deferred tax assets and liabilities are recorded for the estimated future tax effects attributable to temporary differences between the carrying amounts of assets and liabilities used for financial reporting purposes and their respective carrying amounts for income tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative Financial Instruments

The Company uses derivative financial instruments in the form of foreign currency forward exchange contracts and interest rate swap contracts for the purpose of minimizing exposure to changes in foreign currency exchange rates on business transactions and interest rates, respectively. The Company's policy is to execute such instruments with creditworthy banks and not to enter into derivative financial instruments for speculative purposes or to manage exposure for net investments in foreign subsidiaries. These derivative financial instruments do not subject the Company to undue risk as gains and losses on these instruments generally offset gains and losses on the underlying assets, liabilities, or anticipated transactions that are being hedged.

All derivative financial instruments are recorded at fair value in the Statement of Financial Position. For a derivative that has not been designated as an accounting hedge, the change in the fair value is recognized immediately through earnings. For a derivative that has been designated as an accounting hedge of an existing asset or liability (a fair value hedge), the change in the fair value of both the derivative and underlying asset or liability is recognized immediately through earnings. For a derivative designated as an accounting hedge of an anticipated transaction (a cash flow hedge), the change in the fair value is recorded on the Statement of Financial Position in Accumulated Other Comprehensive Loss to the extent the derivative is effective in mitigating the exposure related to the anticipated transaction. The change in the fair value related to the ineffective portion of the hedge, if any, is immediately recognized in earnings. The amount recorded within Accumulated Other Comprehensive Loss is reclassified in earnings in the same period during which the underlying hedged transaction affects earnings. The Company does not exclude any amounts from the measure of effectiveness for both fair value and cash flow hedges.

Use of Estimates

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimates. Estimates are used in accounting for, among other items, long-term contracts, allowances for doubtful accounts, inventory obsolescence, product warranty cost liabilities, customer incentive liabilities, retirement benefits, income taxes, environmental matters, recoverability of long-lived assets and contingencies. Estimates and assumptions are reviewed periodically and the effects of changes, if any, are reflected in the Statement of Operations in the period that they are determined.

Concentration of Risks

The Company's products and services are concentrated within the aerospace and defense industries with customers consisting primarily of military and commercial aircraft manufacturers, commercial airlines, and the United States and international governments. As a result of this industry focus, the Company's current and future financial performance is largely dependent upon the overall economic conditions within these industries. In particular, the commercial aerospace market has been historically cyclical and subject to downturns during periods of weak economic conditions, which could be prompted by or exacerbated by political or other domestic or international events. The defense market may be affected by changes in budget appropriations, procurement policies, political developments both domestically and abroad, and other factors. While management believes the Company's product offerings are well positioned to meet the needs of its customer base, any material deterioration in the economic and environmental factors that impact the aerospace and defense industries could have a material adverse effect on the Company's results of operations, financial position or cash flows.

In addition to the overall business risks associated with the Company's concentration within the aerospace and defense industries, the Company is also exposed to a concentration of collection risk on credit extended to commercial airlines. Accounts receivable due from U.S. and international commercial airlines at September 30, 2007 was approximately $23 million and $91 million, respectively. The Company performs ongoing credit evaluations on the financial condition of all of its commercial airline customers and maintains allowances for uncollectible accounts receivable based on expected collectibility. Although management believes its allowances are adequate, the Company is not able to predict with certainty the changes in the financial stability of its customers. Any material change in the financial status of any one or group of customers could have a material adverse effect on the Company's results of operations, financial position or cash flows.

As of September 30, 2007, approximately 12 percent of the Company's employees were represented by collective bargaining agreements. Collective bargaining agreements representing approximately 11 percent of the Company's employees expire within one year. Failure to reach new agreements with these collective bargaining units could result in work stoppages which could adversely affect the Company's results of operations, financial position or cash flows.

Recently Issued Accounting Standards

In February 2007, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities* (SFAS 159). SFAS 159 permits entities to choose to measure certain eligible financial assets and financial liabilities at fair value (the fair value option). SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. Unrealized gains and losses on items for which the fair value option is elected would be reported in earnings. SFAS 159 is effective for the Company's year ending September 30, 2009. The Company is currently evaluating whether to elect the fair value option for eligible financial assets and/or financial liabilities and the impact, if any, of SFAS 159 on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)* (SFAS 158). Under SFAS 158, companies must: a) recognize a net liability or asset to report the funded status of their defined benefit plans on their statement of financial position, b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and c) recognize changes in the funded status of a defined benefit plan in the year in which the changes occur in comprehensive income. During the first quarter of 2007, the Company completed its evaluation of SFAS 158 and elected to adopt the measurement date provisions of SFAS 158 effective October 1, 2006. The Company adopted the recognition provisions of SFAS 158 as of the end of 2007 as required by SFAS 158. See Note 11 for further information regarding the Company's adoption of SFAS 158.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements. SFAS 157 indicates, among other things, a fair value measurement assumes that the transaction to sell an asset or transfer a liability occurs in the principal market for the asset or liability or, in the absence of a principal

market, the most advantageous market for the asset or liability. SFAS 157 is effective for the Company's year ending September 30, 2009. The Company is currently evaluating the impact of SFAS 157 on the Company's financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes by establishing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 prescribes a comprehensive model for how a company should recognize, derecognize, measure, present, and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. In addition, FIN 48 provides guidance on interest and penalties, accounting in interim periods, and transition. The Company will adopt FIN 48 effective October 1, 2007, with any cumulative effect of the adoption recorded as an adjustment to beginning retained earnings. Based on the Company's current assessment, the adoption of FIN 48 is not expected to have a material effect on the Company's financial statements.

3. ACQUISITIONS

During the years ended September 30, 2007, 2006 and 2005, the Company completed five acquisitions that are summarized as follows:

				INTANGIBLE ASSETS	
(dollars in millions)	FISCAL YEAR ACQUIRED	CASH PURCHASE PRICE	GOODWILL	FINITE LIVED	WEIGHTED AVERAGE LIFE IN YEARS
Information Technology & Applications Corporation	2007	$ 37	$ 25	$ 14	7
Anzus, Inc.	2006	19	12	9	7
IP Unwired, Inc.	2006	10	7	3	8
E&S Simulation Business	2006	66	33	22	9
TELDIX GmbH	2005	19	45	15	11

Information Technology & Applications Corporation

On August 10, 2007, the Company acquired 100 percent of the shares of Information Technology & Applications Corporation (ITAC). ITAC, located in Reston, Virginia, is a provider of intelligence, surveillance, reconnaissance and communications solutions to support the global war on terror and homeland security. The total cash purchase price, net of cash acquired, was $37 million. The Company is in the process of allocating the purchase price and obtaining a valuation for acquired intangible assets. Based on the Company's preliminary allocation of the purchase price, $25 million has been allocated to goodwill and $14 million to finite-lived intangible assets with a weighted average life of approximately 7 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will enhance the Company's communications intelligence capabilities. None of the goodwill resulting from the acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

Anzus, Inc.

On September 25, 2006, the Company acquired 100 percent of the shares of Anzus, Inc. (Anzus). Anzus, located in Poway, California, is a developer of software that enables high-speed tactical data link processing and sensor correlation for the U.S. Department of Defense as well as international governments. The total cash purchase price, net of cash acquired, was $19 million. During the fourth quarter of 2007, the purchase price allocation was finalized with $12 million of the purchase price allocated to goodwill and $9 million to finite-lived intangible assets with a weighted average life of approximately 7 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will enhance the Company's tactical data link integration solutions. None of the goodwill resulting from the acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

IP Unwired, Inc.

On September 5, 2006, the Company acquired 100 percent of the shares of IP Unwired, Inc. (IP Unwired). IP Unwired, located in Ottawa, Canada, is a provider of advanced digital communications and networking technology for U.S. and international military customers. The total cash purchase price, net of cash acquired, was $10 million. During the fourth quarter of 2007, the purchase price allocation was finalized with $7 million of the purchase price allocated to goodwill and $3 million to finite-lived intangible assets with a weighted average life of approximately 8 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will strengthen the Company's network-centric operational capabilities. All goodwill resulting from the acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

E&S Simulation Business

On May 26, 2006, the Company acquired Evans & Sutherland Computer Corporation's (E&S) military and commercial simulation assets and certain liabilities, including operations in the United States and United Kingdom (the E&S Simulation Business). The E&S Simulation Business produces hardware and software to create visual images for simulation, training, engineering, and other applications throughout the world. In connection with this transaction, the Company also entered into a laser projection systems agreement with E&S whereby the Company has exclusive and non-exclusive rights to laser projectors for the acquired business and certain of the Company's other related businesses.

The total cash purchase price was approximately $66 million, which is net of a $5 million post-closing purchase price adjustment received by the Company in March 2007. During the third quarter of 2007, the purchase price and purchase price allocation were finalized with $33 million of the purchase price allocated to goodwill and $22 million to finite-lived intangible assets with a weighted average life of

approximately 9 years. The excess purchase price over net assets acquired reflects the Company's view that this acquisition will further enhance the Company's simulation and training capabilities and provide more robust solutions for the Company's customers. All goodwill resulting from the acquisition is tax deductible. $22 million of goodwill is included in the Government Systems segment and $11 million of goodwill is included in the Commercial Systems segment.

TELDIX GmbH

On March 31, 2005, the Company acquired 100 percent of the stock of TELDIX GmbH (TELDIX), a leading provider of military aviation electronics products and services, based in Heidelberg, Germany. TELDIX supplies a broad portfolio of complex military aircraft computer products, advanced mechanical space mechanisms and related support services to major prime contractors throughout Europe. The acquisition of TELDIX has broadened the Company's European presence and provides complementary product lines that should allow the Company to enhance its offerings to customers worldwide and should provide new channel-to-market opportunities for the Company's other products and services. In 2006, TELDIX was combined with the Company's existing German operations and is now called Rockwell Collins Deutschland GmbH. In 2006, the purchase price and purchase price allocation were finalized. The cash purchase price, net of cash acquired, was $19 million of which $45 million was allocated to goodwill and $15 million to finite lived intangible assets with a weighted average life of approximately 11 years. The excess purchase price over net assets acquired reflects the Company's view that there are opportunities to expand its market share in the European region. Approximately 18 percent of the goodwill resulting from this acquisition is tax deductible. Goodwill is included within the assets of the Government Systems segment.

The results of operations of these acquired businesses are included in the Statement of Operations since their respective dates of acquisition. Pro forma financial information is not presented as the effect of these acquisitions is not material to the Company's results of operations.

4. RECEIVABLES

Receivables are summarized as follows:

	SEPTEMBER 30	
(in millions)	2007	2006
Billed	$ 715	$ 665
Unbilled	207	203
Less progress payments	(30)	(35)
Total	892	833
Less allowance for doubtful accounts	(9)	(12)
Receivables	$ 883	$ 821

The Company expects to bill and collect all receivables outstanding as of September 30, 2007 within the next twelve months. As of September 30, 2006, the portion of receivables outstanding that were not expected to be collected within the next twelve months was approximately $7 million.

Unbilled receivables principally represent sales recorded under the percentage-of-completion method of accounting that have not been billed to customers in accordance with applicable contract terms.

5. INVENTORIES

Inventories are summarized as follows:

	SEPTEMBER 30	
(in millions)	2007	2006
Finished goods	$ 187	$ 172
Work in process	362	318
Raw materials, parts, and supplies	371	329
Total	920	819
Less progress payments	(97)	(92)
Inventories	$ 823	$ 727

In accordance with industry practice, inventories include amounts which are not expected to be realized within one year. These amounts primarily relate to life-time buy inventory and certain pre-production engineering costs not expected to be realized within one year of $183 million and $146 million at September 30, 2007 and 2006, respectively. Life-time buy inventory is inventory that is typically no longer being produced by the Company's vendors but for which multiple years of supply are purchased in order to meet production and service requirements over the life span of a product.

6. PROPERTY

Property is summarized as follows:

	SEPTEMBER 30	
(in millions)	2007	2006
Land	$ 31	$ 30
Buildings and improvements	307	281
Machinery and equipment	769	709
Information systems software and hardware	276	264
Construction in progress	72	63
Total	1,455	1,347
Less accumulated depreciation	(848)	(795)
Property	$ 607	$ 552

Property additions acquired by incurring accounts payable, which are reflected as a non-cash transaction in the Company's Consolidated Statement of Cash Flows, were $29 million, $14 million, and $14 million at September 30, 2007, 2006, and 2005, respectively.

7. GOODWILL AND INTANGIBLE ASSETS

Changes in the carrying amount of goodwill are summarized as follows:

(in millions)	GOVERNMENT SYSTEMS	COMMERCIAL SYSTEMS	TOTAL
Balance at September 30, 2005	$ 278	$ 180	$ 458
E&S Simulation Business acquisition	20	14	34
IP Unwired acquisition	7	—	7
Anzus acquisition	14	—	14
Currency translation adjustments	4	—	4
Balance at September 30, 2006	323	194	517
ITAC acquisition	25	—	25
Purchase price allocation adjustments	(1)	(3)	(4)
Currency translation adjustments	6	—	6
Balance at September 30, 2007	$ 353	$ 191	$ 544

Intangible assets are summarized as follows:

	SEPTEMBER 30, 2007			SEPTEMBER 30, 2006		
(in millions)	GROSS	ACCUM AMORT	NET	GROSS	ACCUM AMORT	NET
Intangible assets with finite lives:						
Developed technology and patents	$ 156	$ (72)	$ 84	$ 143	$ (58)	$ 85
License agreements	11	(3)	8	24	(6)	18
Customer relationships	67	(19)	48	41	(14)	27
Trademarks and tradenames	12	(7)	5	11	(6)	5
Intangible assets with indefinite lives:						
Trademarks and tradenames	2	—	2	2	—	2
Intangible assets	$ 248	$ (101)	$ 147	$ 221	$ (84)	$ 137

The Commercial Systems segment paid $14 million for a license fee in prior years related to a strategic agreement with The Boeing Company (Boeing) to provide a global broadband connectivity solution for business aircraft through the Company's Collins eXchange™ product. In the fourth quarter of 2006, Boeing announced they would exit the high-speed broadband communications connectivity markets. During 2007, the Company and Boeing reached a settlement that included, among other things, repayment by Boeing of $14 million to the Company, representing the carrying value of the license agreement.

In the fourth quarter of 2005, the Company completed a company-wide branding initiative and announced to its customers that it would no longer use certain indefinite lived tradenames related to Kaiser Aerospace and Electronics Corporation (Kaiser), acquired in December 2000. As a result, the Company recorded a $15 million pre-tax write-off in the fourth quarter of 2005. The tradenames write-off was recorded in Cost of Sales.

Amortization expense for intangible assets for the years ended September 30, 2007, 2006 and 2005 was $22 million, $21 million, and $19 million, respectively. Annual amortization expense for intangible assets for 2008, 2009, 2010, 2011, and 2012 is expected to be $24 million, $24 million, $26 million, $27 million, and $17 million, respectively.

8. OTHER ASSETS

Other assets are summarized as follows:

(in millions)	SEPTEMBER 30 2007	2006
Long-term deferred income taxes (Note 16)	$ 1	$ 34
Long-term receivables	73	9
Investments in equity affiliates	10	13
Exchange and rental assets, net of accumulated depreciation of $95 at September 30, 2007 and $91 at September 30, 2006	37	37
Other	74	52
Other assets	$ 195	$ 145

Investments in Equity Affiliates

Investments in equity affiliates consist of investments in joint ventures, each of which is 50 percent owned by the Company and accounted for under the equity method. The Company's joint ventures currently consist of Vision Systems International, LLC (VSI), Data Link Solutions, LLC (DLS), Integrated Guidance Systems, LLC (IGS), and Quest Flight Training Limited (Quest).

VSI is a joint venture with Elbit Systems, Ltd. for the joint pursuit of helmet mounted cueing systems for the worldwide military fixed wing aircraft market.

DLS is a joint venture with BAE Systems, plc for the joint pursuit of the worldwide military data link market.

IGS is a joint venture with Honeywell International Inc. established in November of 2005 for the joint pursuit of integrated precision guidance solutions for worldwide guided weapons systems.

Quest is a joint venture with Quadrant Group plc (Quadrant) that provides aircrew training services for primarily the United Kingdom Ministry of Defense. The 50 percent investment in Quest was acquired from Evans & Sutherland in May of 2006.

Rockwell Scientific Company, LLC (RSC) was a joint venture with Rockwell Automation, Inc. (Rockwell Automation) that was engaged in advanced research and development of technologies in electronics, imaging and optics, material and computational sciences and information technology. On September 15, 2006, the Company and Rockwell Automation sold RSC to Teledyne Brown Engineering, Inc. (Teledyne) for $168 million in cash, of which the Company received approximately $84 million (50 percent), excluding expenses and certain retained liabilities. As part of the sale, the Company entered into a service agreement to continue funding certain research performed by RSC for $7 million, $7 million, and $4 million for 2007, 2008, and 2009, respectively. In addition, Teledyne agreed to license certain intellectual property of RSC to the Company. Prior to the sale, RSC performed research and development efforts on behalf of the Company in the amount of $9 million for each of the years ended September 30, 2006 and 2005. In the fourth quarter of 2006, the Company recorded a pre-tax gain of $20 million ($13 million after taxes, or 7 cents per share) related to the sale of RSC. This pre-tax gain was recorded in Other Income, Net.

Under the equity method of accounting for investments, the Company's proportionate share of the earnings or losses of its equity affiliates are included in Net Income and classified as Other Income, Net in the Statement of Operations. For segment performance reporting purposes, Rockwell Collins' share of earnings or losses of VSI, DLS, IGS, and Quest are included in the operating results of the Government Systems segment. RSC was considered a corporate-level investment prior to its sale in 2006.

In the normal course of business or pursuant to the underlying joint venture agreements, the Company may sell products or services to equity affiliates. The Company defers a portion of the profit generated from these sales equal to its ownership interest in the equity affiliates until the underlying product is ultimately sold to an unrelated third party. Sales to equity affiliates were $128 million, $139 million, and $126 million for the years ended September 30, 2007, 2006, and 2005, respectively. The deferred portion of profit generated from sales to equity affiliates was $6 million and $7 million at September 30, 2007 and 2006, respectively.

Exchange and Rental Assets

Exchange and rental assets consist of Company products that are either loaned or rented to customers on a short-term basis in connection with warranty and other service related activities or under operating leases. These assets are recorded at acquisition or production cost and depreciated using the straight-line method over their estimated lives which range from 3-11 years. Depreciation methods and lives are reviewed periodically with any changes recorded on a prospective basis.

9. OTHER CURRENT LIABILITIES

Other current liabilities are summarized as follows:

(in millions)	SEPTEMBER 30 2007	2006
Customer incentives	$ 117	$ 125
Contract reserves	18	37
Other	78	81
Other current liabilities	$ 213	$ 243

10. DEBT

Revolving Credit Facilities

In May 2005, the Company entered into an $850 million five-year unsecured revolving credit facility with various banks. This credit facility exists primarily to support the Company's commercial paper program, but may be used for other corporate purposes in the event access to the commercial paper market is impaired or eliminated. The credit facility includes one financial covenant requiring the Company to maintain a consolidated debt to total capitalization ratio of not greater than 60 percent. The ratio was 11 percent as of September 30, 2007. In addition, the credit facility contains covenants that require the Company to satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. Borrowings under this credit facility bear interest at the London Interbank Offered Rate (LIBOR) plus a variable margin based on the Company's unsecured long-term debt rating or, at the Company's option, rates determined by competitive bid.

On March 7, 2007, the Company amended the Revolving Credit Facility to extend the term by approximately two years, with options to further extend the term for up to two one-year periods and/or increase the aggregate principal amount up to $1.2 billion. These options are subject to the approval of the lenders. The amendment also lowered certain margins applicable to interest rates, reduced the facility fee rate, and modified the financial covenant to exclude the SFAS 158 equity impact related to defined benefit plans from the calculation of the consolidated debt to total capitalization ratio.

In addition, short-term credit facilities available to foreign subsidiaries were $63 million as of September 30, 2007, of which $24 million was utilized to support commitments in the form of commercial letters of credit. At September 30, 2007 and 2006, there were no significant commitment fees or compensating balance requirements under any of the Company's credit facilities and there were no borrowings outstanding under any of the Company's credit facilities or the commercial paper program.

Long-Term Debt

In June 2006, the Company entered into a five-year unsecured variable rate loan facility agreement for 20.4 million euros ($25 million). The interest rate is variable at the Euro Interbank Offered Rate plus 35 basis points and interest is payable quarterly. The outstanding balance of this loan facility was $24 million and $25 million at September 30, 2007 and 2006, respectively. The interest rate was 5.08 percent and 3.77 percent at September 30, 2007 and 2006, respectively. The variable rate loan facility contains customary loan covenants, none of which are financial covenants. Failure to comply with customary covenants or the occurrence of customary events of default contained in the agreement would require the repayment of any outstanding borrowings under the agreement.

In June 2006, the Company entered into a five-year unsecured variable rate loan facility agreement for 11.5 million British pounds ($21 million). This loan facility was repaid in 2007. At September 30, 2006 the outstanding balance of this loan facility was $22 million and the interest rate was 5.42 percent.

In addition, the Company has a shelf registration statement filed with the Securities and Exchange Commission covering up to $750 million in debt securities, common stock, preferred stock or warrants that may be offered in one or more offerings on terms to be determined at the time of sale. On November 20, 2003, the Company issued $200 million of 4.75 percent fixed rate unsecured debt under the shelf registration due December 1, 2013 (the Notes). Interest payments on the Notes are due on June 1 and December 1 of each year. The Notes contain certain covenants and events of default, including requirements that the Company satisfy certain conditions in order to incur debt secured by liens, engage in sale/leaseback transactions, or merge or consolidate with another entity. In 2004, the Company entered into interest rate swap contracts which effectively converted $100 million aggregate principal amount of the Notes to floating rate debt based on six-month LIBOR less 7.5 basis points. See Note 17 for additional information relating to the interest rate swap contracts. At September 30, 2007, $550 million of the shelf registration statement was available for future use.

Long-term debt and a reconciliation to the carrying amount is summarized as follows:

	SEPTEMBER 30	
(in millions)	2007	2006
Principal amount of Notes due December 1, 2013	$ 200	$ 200
Principal amount of variable rate loan facilities due June 2011	24	47
Fair value swap adjustment (Note 17)	(1)	(2)
Long-term debt	$ 223	$ 245

The Company was in compliance with all debt covenants at September 30, 2007 and 2006.

Interest paid on debt for the years ended September 30, 2007, 2006, and 2005 was $13 million, $11 million, and $10 million, respectively.

11. RETIREMENT BENEFITS

The Company sponsors defined benefit pension (Pension Benefits) and other postretirement (Other Retirement Benefits) plans covering most of its U.S. employees and certain employees in foreign countries which provide monthly pension and other benefits to eligible employees upon retirement.

SFAS 158 Adoption

During the first quarter of 2007, the Company changed its measurement date from June 30 to September 30 for all of the Company's defined benefit plans. In accordance with the measurement date transition provisions of SFAS 158, the Company remeasured benefit obligations and plan assets as of the beginning of the fiscal year. As a result of this remeasurement, retirement benefit liabilities increased $141 million and Accumulated Other Comprehensive Loss increased $47 million, primarily due to a decline in the discount rate for Pension Benefits from 6.5 percent to 6.1 percent. The Company also recorded a charge to Retained Earnings of $5 million, after tax, which was the net benefit cost for the period from July 1, 2006 to September 30, 2006. In addition, the remeasurement decreased overall retirement net benefit cost by $1 million for fiscal 2007.

Effective September 30, 2007, the Company adopted the recognition provisions of SFAS 158 and recognized the funded status of the Company's retirement benefit plans on the Statement of Financial Position. The Company has recognized the aggregate of all overfunded plans as a Prepaid Pension Asset and the aggregate of all underfunded plans as a Retirement Benefit Liability. The current portion of the liability is the amount by which the actuarial present value of benefits included in the benefit obligation payable in the next 12 months exceeds the fair value of plan assets and is reflected in Compensation and Benefits in the Statement of Financial Position.

At September 30, 2007, the previously unrecognized differences between actual amounts and estimates based on actuarial assumptions are included in Accumulated Other Comprehensive Loss in the Statement of Financial Position as required by SFAS 158. In future periods, the differences between actual amounts and estimates based on actuarial assumptions will be recognized in comprehensive income in the period in which they occur. The adoption of the SFAS 158 recognition provisions had no effect on the Company's Statement of Operations for the year ended September 30, 2007, or for any prior periods presented, and will not affect the Company's Statement of Operations in future periods.

The incremental effect on individual line items in the Statement of Financial Position of adopting the recognition provisions of SFAS 158 is summarized as follows as of September 30, 2007:

	ASSET (LIABILITY)		
(in millions)	BEFORE ADOPTION OF SFAS 158	ADJUSTMENTS	AFTER ADOPTION OF SFAS 158
Prepaid Pension Asset	$ 541	$ (453)	$ 88
Long-Term Deferred Income Taxes	(236)	193	(43)
Compensation and Benefits	(311)	6	(305)
Retirement Benefits	(284)	(75)	(359)
Accumulated Other Comprehensive Loss	7	329	336

Amounts recognized in Accumulated Other Comprehensive Loss at September 30, 2007 are as follows:

	PENSION BENEFITS	OTHER RETIREMENT BENEFITS
Prior service cost	$ (135)	$ (140)
Net actuarial loss	636	210
Total	$ 501	$ 70

Components of Expense (Income)

The components of expense (income) for Pension Benefits and Other Retirement Benefits are summarized below:

	PENSION BENEFITS			OTHER RETIREMENT BENEFITS		
(in millions)	2007	2006	2005	2007	2006	2005
Service cost	$ 8	$ 50	$ 36	$ 4	$ 4	$ 3
Interest cost	151	140	141	15	15	18
Expected return on plan assets	(189)	(181)	(177)	(1)	(1)	(1)
Amortization:						
Prior service cost	(19)	(18)	(15)	(39)	(39)	(39)
Net actuarial loss	58	79	46	16	19	20
Net benefit expense (income)	$ 9	$ 70	$ 31	$ (5)	$ (2)	$ 1

Funded Status and Net Asset (Liability)

The following table reconciles the projected benefit obligations (PBO), plan assets, funded status, and net asset (liability) for the Company's Pension Benefits and the Other Retirement Benefits. The 2007 column includes the twelve-month period from October 1, 2006 to September 30, 2007. The Remeasure column includes the three-month period from July 1, 2006 to September 30, 2006 which reflects the change in measurement date from June 30 to September 30. The 2006 column includes the twelve-month period from July 1, 2005 to June 30, 2006.

	PENSION BENEFITS			OTHER RETIREMENT BENEFITS		
(in millions)	2007	REMEASURE	2006	2007	REMEASURE	2006
PBO at beginning of period	$ 2,557	$ 2,423	$ 2,742	$ 278	$ 271	$ 301
Service cost	8	9	50	4	4	4
Interest cost	151	38	140	15	1	15
Discount rate change	(164)	119	(357)	(10)	9	—
Actuarial losses (gains)	130	1	5	(5)	(2)	(19)
Plan amendments	—	—	(36)	(15)	—	—
Benefits paid	(140)	(34)	(129)	(29)	(5)	(30)
Other	12	1	8	—	—	—
PBO at end of period	2,554	2,557	2,423	238	278	271
Plan assets at beginning of period	2,207	2,148	2,061	15	15	14
Actual return on plan assets	328	90	143	2	—	2
Company contributions	90	3	71	27	5	30
Benefits paid	(140)	(34)	(129)	(29)	(5)	(30)
Other	5	—	2	—	—	(1)
Plan assets at end of period	2,490	2,207	2,148	15	15	15
Funded status of plans	(64)	(350)	(275)	(223)	(263)	(256)
Contributions after measurement date	—	—	1	—	—	—
Unamortized amounts:						
Prior service cost	—	(153)	(158)	—	(164)	(173)
Net actuarial loss	—	866	802	—	245	242
Net asset (liability)	$ (64)	$ 363	$ 370	$ (223)	$ (182)	$ (187)
Net asset (liability) consists of:						
Deferred tax asset	$ —	$ 262	$ 234	$ —	$ —	$ —
Prepaid pension asset	88	—	—	—	—	—
Retirement benefits liability	(143)	(346)	(264)	(213)	(148)	(153)
Compensation and benefits liability	(9)	—	—	(10)	(34)	(34)
Accumulated other comprehensive loss	—	447	400	—	—	—
Net asset (liability)	$ (64)	$ 363	$ 370	$ (223)	$ (182)	$ (187)

The accumulated benefit obligation for all defined benefit pension plans was $2,547 million, $2,548 million, and $2,404 million at September 30, 2007, October 1, 2006, and September 30, 2006, respectively.

The estimated amounts that will be amortized from Accumulated Other Comprehensive Loss into net defined benefit expense (income) during the year ending September 30, 2008 are as follows:

	PENSION BENEFITS	OTHER RETIREMENT BENEFITS
Prior service cost	$ (19)	$ (33)
Net actuarial loss	47	14
Total	$ 28	$ (19)

Actuarial Assumptions

The following table presents the significant assumptions used in determining the benefit obligations. The 2007 column relates to the benefit obligations at September 30, 2007. The Remeasure column relates to the benefit obligations at October 1, 2006, which reflects the change in measurement date from June 30 to September 30. The 2006 column relates to the benefit obligation at June 30, 2006.

	PENSION BENEFITS			OTHER RETIREMENT BENEFITS		
	2007	REMEASURE	2006	2007	REMEASURE	2006
Discount rate	6.60%	6.10%	6.50%	6.50%	6.00%	6.50%
Compensation increase rate	4.50%	4.50%	4.50%	—	—	—

The discount rates used to determine the benefit obligations were based on individual bond-matching models comprised of portfolios of high-quality corporate bonds with projected cash flows and maturity dates reflecting the expected time horizon that benefits will be paid. Bonds included in the model portfolios are from a cross-section of different issuers, are rated AA- or better, are non-callable, and have at least $25 million outstanding at the measurement date.

Significant assumptions used in determining the net benefit expense (income) are as follows:

	PENSION BENEFITS		OTHER RETIREMENT BENEFITS	
	2007	2006	2007	2006
Discount rate	6.10%	5.30%	6.00%	5.30%
Expected long-term return on plan assets	8.75%	8.75%	8.75%	8.75%
Compensation increase rate	4.50%	4.50%	—	—
Pre-65 health care cost gross trend rate*	—	—	11.00%	11.00%
Post-65 health care cost gross trend rate*	—	—	11.00%	11.00%
Ultimate trend rate*	—	—	5.50%	5.50%
Year that trend reaches ultimate rate*	—	—	2013	2012

* Due to the effect of the fixed Company contribution, the net impact of any change in trend rate is not significant.

Expected long-term return on plan assets for each year presented is based on both historical long-term actual and expected future investment returns considering the current investment mix of plan assets. Actuarial gains and losses in excess of 10 percent of the greater of the projected benefit obligation or market-related value of assets are amortized on a straight-line basis over the average remaining service period of active participants. Prior service costs resulting from plan amendments are amortized in equal annual amounts over the average remaining service period of affected active participants or over the remaining life expectancy of affected retired participants. The Company uses a five-year, market-related value asset method of amortizing the difference between actual and expected returns on plan assets.

Pension Plan Benefits

The Company provides pension benefits to most of the Company's U.S. employees in the form of non-contributory, defined benefit plans that are considered qualified plans under applicable laws. The benefits provided under these plans for salaried employees are generally based on years of service and average compensation. The benefits provided under these plans for hourly employees are generally based on specified benefit amounts and years of service. In addition, the Company sponsors an unfunded non-qualified defined benefit plan for certain employees. The Company also maintains two pension plans in foreign countries, one of which is unfunded.

In June 2003, the Company's U.S. qualified and non-qualified defined benefit pension plans were amended to discontinue benefit accruals for salary increases and services rendered after September 30, 2006. These changes affect all of the Company's domestic pension plans for all salaried and hourly employees not covered by collective bargaining agreements. The Company supplemented its existing defined contribution savings plan effective October 1, 2006 to include additional Company contributions which were $28 million in 2007.

In 2006, the Company's U.S. qualified defined benefit pension plan was also amended to discontinue pre-retirement and post-retirement lump sum ancillary death benefits. The amendment is effective for active employees who are entitled to a deferred vested benefit that die on or after October 1, 2006, and for retirees under the plan who die on or after January 1, 2007. The effect of this plan amendment was to both reduce the benefit obligation and increase the funded status of the Company's U.S. qualified pension plan by $28 million at September 30, 2006.

Also during 2006, the Company's United Kingdom defined benefit pension plan was amended to discontinue benefit accruals for salary increases and services rendered after February 28, 2009 for all participants. Concurrently, the Company enhanced its existing defined contribution savings plan effective March 1, 2006 to include additional Company contributions. New hires on or after March 1, 2006 participate only in the defined contribution plan. Existing employees may choose to move to the expanded defined contribution savings plan any time after March 1, 2006. The effect of this plan amendment was to both reduce the benefit obligation and increase the funded status of the Company's United Kingdom pension plan by $8 million at September 30, 2006.

For the years ended September 30, 2007 and 2006, the Company made contributions to its pension plans as follows:

(in millions)	2007	2006
Discretionary contributions to U.S. qualified plan	$ 75	$ 50
Contributions to international plans	7	9
Contributions to U.S. non-qualified plan	8	7
Total	$ 90	$ 66

The Company's objective with respect to the funding of its pension plans is to provide adequate assets for the payment of future benefits. Pursuant to this objective, the Company will fund its pension plans as required by governmental regulations and may consider discretionary contributions as conditions warrant. Although not required to make any contributions to its U.S. qualified pension plan by governmental regulations, the Company is contemplating making a discretionary contribution of up to $75 million in 2008 to further improve the funded status of this plan. Contributions to the Company's international plans and the U.S. non-qualified plan are expected to total $14 million in 2008.

Other Retirement Benefits

Other retirement benefits consist of retiree health care and life insurance benefits that are provided to substantially all of the Company's U.S. employees and covered dependents. Employees generally become eligible to receive these benefits if they retire after age 55 with at least 10 years of service. Most plans are contributory with retiree contributions generally based upon years of service and adjusted annually by the Company. Retiree medical plans pay a stated percentage of expenses reduced by deductibles and other coverage, principally Medicare. The amount the Company will contribute toward retiree medical coverage for most employees is fixed. Additional premium contributions will be required from participants for all costs in excess of the Company's fixed contribution amount. As a result, increasing or decreasing the health care cost trend rate by one percentage point would not have a significant impact on the Company's cost of providing these benefits. Retiree life insurance plans provide coverage at a flat dollar amount or as a multiple of salary. With the exception of certain bargaining unit plans, Other Retirement Benefits are funded as expenses are incurred.

Other Retirement Benefit plan amendments reduced the benefit obligation by $15 million at September 30, 2007. The plan amendments primarily related to the Company no longer providing post-age 65 prescription drug coverage effective January 1, 2008.

Plan Assets

Total plan assets for Pension Benefits and Other Retirement Benefits as of September 30, 2007 and 2006 were $2,505 million and $2,163 million, respectively. The Company has established investment objectives that seek to preserve and maximize the amount of plan assets available to pay plan benefits. These objectives are achieved through investment guidelines requiring diversification and allocation strategies designed to maximize the long-term returns on plan assets while maintaining a prudent level of investment risk. These investment strategies are implemented using actively managed and indexed assets. Target and actual asset allocations as of September 30 are as follows:

	TARGET MIX	2007	2006
Equities	40%–70%	69%	68%
Fixed income	25%–60%	30%	28%
Alternative investments	0%–15%	—	—
Cash	0%– 5%	1%	4%

Alternative investments may include real estate, hedge funds, venture capital, and private equity. There were no plan assets invested in the securities of the Company as of September 30, 2007 and 2006 or at any time during the years then ended. Target and actual asset allocations are periodically rebalanced between asset classes in order to mitigate investment risk and maintain asset classes within target allocations.

Benefit Payments

The following table reflects estimated benefit payments to be made to eligible participants for each of the next five years and the following five years in aggregate:

(in millions)	PENSION BENEFITS	OTHER RETIREMENT BENEFITS
2008	$ 141	$ 25
2009	145	22
2010	150	22
2011	154	21
2012	160	20
2013–2017	907	98

Substantially all of the Pension Benefit payments relate to the Company's qualified funded plans which are paid from the pension trust.

12. SHAREOWNERS' EQUITY

Common Stock

The Company is authorized to issue one billion shares of common stock, par value $0.01 per share, and 25 million shares of preferred stock, without par value, of which 2.5 million shares are designated as Series A Junior Participating Preferred Stock for issuance in connection with the exercise of preferred share purchase rights. At September 30, 2007, 10.4 million shares of common stock were reserved for issuance under various employee incentive plans.

Preferred Share Purchase Rights

Each outstanding share of common stock provides the holder with one Preferred Share Purchase Right (Right). The Rights will become exercisable only if a person or group acquires, or offers to acquire, without prior approval of the Board of Directors, 15 percent or more of the Company's common stock. However, the Board of Directors is authorized to reduce the 15 percent threshold for triggering the Rights to not less than 10 percent. Upon exercise, each Right entitles the holder to 1/100th of a share of Series A Junior Participating Preferred Stock of the Company (Junior Preferred Stock) at a price of $125, subject to adjustment.

Upon acquisition of the Company, each Right (other than Rights held by the acquirer) will generally be exercisable for $250 worth of either common stock of the Company or common stock of the acquirer for $125. In certain circumstances, each Right may be exchanged by the Company for one share of common stock or 1/100th of a share of Junior Preferred Stock. The Rights will expire on June 30, 2011, unless earlier exchanged or redeemed at $0.01 per Right. The Rights have the effect of substantially increasing the cost of acquiring the Company in a transaction not approved by the Board of Directors.

Treasury Stock

The Company repurchased shares of its common stock as follows:

(in millions)	2007	2006	2005
Amount of share repurchases	$ 333	$ 492	$ 498
Number of shares repurchased	4.6	9.3	10.6

As discussed in Note 18, the Company paid $19 million in 2007 related to the settlement of an accelerated share repurchase agreement executed in 2006, which is reflected in the table above. At September 30, 2007, the Company was authorized to repurchase an additional $240 million of outstanding stock under the Company's share repurchase program. In October 2007 (subsequent to year-end), the Company entered into an accelerated share repurchase agreement with an investment bank under which the Company repurchased 3 million shares of outstanding stock for an initial price of $224 million. This accelerated share repurchase reduced the amount of additional shares the Company is authorized to repurchase under the current Board of Directors authorization to $16 million. In addition, the Company can elect to share settle or cash settle the accelerated share repurchase agreement.

Accumulated Other Comprehensive Loss

Accumulated other comprehensive loss consists of the following:

	SEPTEMBER 30		
(in millions)	2007	2006	2005
Unamortized pension and other retirement benefits, net of taxes of $211 for 2007	$ (360)	$ —	$ —
Minimum pension liability adjustment, net of taxes of $234 for 2006 and $351 for 2005	—	(400)	(599)
Foreign currency translation adjustment	27	8	(3)
Foreign currency cash flow hedge adjustment	(3)	(1)	(2)
Accumulated other comprehensive loss	$ (336)	$ (393)	$ (604)

13. STOCK-BASED COMPENSATION

Stock-Based Compensation Expense

Prior to October 1, 2005, the Company accounted for employee stock-based compensation using the intrinsic value method. Under the intrinsic value method, compensation expense is recorded for the excess of the stock's quoted market price at the time of grant over the amount an employee had to pay to acquire the stock. As the Company's various incentive plans require stock options to be granted at prices equal to or above the fair market value of the Company's common stock on the grant dates, no compensation expense was recorded prior to October 1, 2005 under the intrinsic value method.

The Company adopted SFAS No. 123 (revised 2004), *Share-Based Payment* (SFAS 123R) using the modified prospective method as of October 1, 2005. Under this method, stock-based compensation expense for 2007 and 2006 includes the requisite service period portion of the grant date fair value of: (a) all awards of equity instruments granted prior to, but not yet vested as of, September 30, 2005; and (b) all awards of equity instruments granted subsequent to September 30, 2005.

Stock-based compensation expense is recognized on a straight-line basis over the requisite service period. Total stock-based compensation expense included within the Consolidated Statement of Operations for 2007 and 2006 is as follows:

(in millions, except per share amounts)	2007	2006
Stock-based compensation expense included in:		
Product cost of sales	$ 4	$ 4
Service cost of sales	1	1
Selling, general and administrative expenses	12	13
Income before income taxes	$ 17	$ 18
Net income	$ 11	$ 12
Basic and diluted earnings per share	$ 0.07	$ 0.07

In accordance with the modified prospective adoption method of SFAS 123R, financial results for the prior periods have not been restated.

Stock-Based Compensation Program Description

Under the Company's 2001 Long-Term Incentives Plan and Directors Stock Plan, up to 14.3 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, and restricted stock. Shares available for future grant or payment under these plans were 0.5 million at September 30, 2007.

Under the Company's 2006 Long-Term Incentives Plan, up to 11.0 million shares of common stock may be issued by the Company as non-qualified options, incentive stock options, performance units, performance shares, stock appreciation rights, restricted stock, restricted stock units, dividend equivalent rights, and other awards. Each share issued pursuant to an award of restricted stock, restricted stock units, performance shares, and performance units counts as three shares against the authorized limit. Shares available for future grant or payment under this plan were 9.9 million at September 30, 2007.

Options to purchase common stock of the Company have been granted under various incentive plans to directors, officers, and other key employees. All of the Company's stock-based incentive plans require options to be granted at prices equal to or above the fair market value of the common stock on the dates the options are granted. The plans provide that the option price for certain options granted under the plans may be paid by the employee in cash, shares of common stock, or a combination thereof. Certain option awards provide for accelerated vesting if there is a change in control. Stock options generally expire ten years from the date they are granted and generally vest ratably over three years. The Company has an ongoing share repurchase plan and expects to satisfy share option exercises from treasury stock.

Historically the Company has utilized stock options as the primary component of stock-based compensation awards under its long-term incentive plans for officers and other key employees. In 2006, the Company began using fewer stock options as part of these awards and introduced multi-year performance shares and restricted stock. Both the performance shares and restricted stock cliff vest at the end of three years. The number of performance shares that will ultimately be issued is based on achievement of performance targets over a three-year period that considers cumulative sales growth and return on sales with an additional potential adjustment up or down depending on the Company's total return to shareowners compared to a group of peer companies. The Company's stock-based compensation awards are designed to align management's interests with those of the Company's shareowners and to reward outstanding Company performance. The Company's stock-based compensation awards serve as an important retention tool because the awards generally vest over a three-year period or cliff vest at the end of three years.

Pro Forma Information for the Period Prior to Fiscal 2006

The following table illustrates the effect on net income and earnings per share if the Company had accounted for its stock-based compensation plans using the fair value method for the year ended September 30, 2005:

(in millions, except per share amounts)	2005
Net income, as reported	$ 396
Stock-based employee compensation expense included in reported net income, net of tax	—
Stock-based employee compensation expense determined under the fair value based method, net of tax	(13)
Pro forma net income	$ 383
Earnings per share:	
Basic – as reported	$ 2.24
Basic – pro forma	$ 2.16
Diluted – as reported	$ 2.20
Diluted – pro forma	$ 2.13

General Option Information

The following summarizes the activity of the Company's stock options for 2007, 2006, and 2005:

(shares in thousands)	2007 Shares	2007 Weighted Average Exercise Price	2006 Shares	2006 Weighted Average Exercise Price	2005 Shares	2005 Weighted Average Exercise Price
Number of shares under option:						
Outstanding at beginning of year	8,091	$ 28.16	10,428	$ 26.52	13,311	$ 24.37
Granted	456	58.36	590	45.22	1,337	36.88
Exercised	(2,388)	26.44	(2,848)	25.52	(4,172)	22.96
Forfeited or expired	(29)	45.01	(79)	34.49	(48)	28.14
Outstanding at end of year	6,130	30.99	8,091	28.16	10,428	26.52
Exercisable at end of year	4,886	26.89	5,979	25.26	7,146	23.78

	2007	2006	2005
Weighted-average fair value per option of options granted	$ 16.70	$ 13.46	$ 10.06
Intrinsic value of options exercised	$ 94 million	$ 75 million	$ 88 million
Tax deduction resulting from intrinsic value of options exercised	$ 34 million	$ 27 million	$ 33 million

The intrinsic value of options outstanding and options exercisable at September 30, 2007 was $258 million and $225 million, respectively.

The following table summarizes the status of the Company's stock options outstanding at September 30, 2007:

	Options Outstanding			Options Exercisable		
		Weighted Average			Weighted Average	
(shares in thousands, remaining life in years)	Shares	Remaining Life	Exercise Price	Shares	Remaining Life	Exercise Price
Range of Exercise Prices						
$15.30 to $29.13	3,512		$ 23.24	3,512		$ 23.24
$29.14 to $37.78	1,594		35.23	1,187		34.77
$37.79 to $52.20	560		45.02	181		45.13
$52.21 to $70.64	464		58.26	6		55.49
Total	6,130	5.4	30.99	4,886	4.7	26.89

The following summarizes the activity of the Company's stock options that have not vested for the years ended September 30, 2007, 2006, and 2005:

(shares in thousands)	2007 Shares	2007 Weighted Average Exercise Price	2006 Shares	2006 Weighted Average Exercise Price	2005 Shares	2005 Weighted Average Exercise Price
Nonvested at beginning of year	2,112	$ 36.39	3,282	$ 32.49	3,297	$ 27.51
Granted	456	58.36	590	45.22	1,337	36.88
Vested	(1,295)	33.61	(1,703)	34.35	(1,311)	26.35
Forfeited or expired	(29)	45.01	(57)	36.12	(41)	29.21
Nonvested at end of year	1,244	47.13	2,112	36.39	3,282	32.49

The total fair value of options vested was $13 million, $17 million, and $11 million during the years ended September 30, 2007, 2006, and 2005, respectively. Total unrecognized compensation expense for options that have not vested as of September 30, 2007 is $6 million and will be recognized over a weighted average period of 0.6 years.

Stock Option Fair Value Information

The Company's determination of fair value of option awards on the date of grant using an option-pricing model is affected by the Company's stock price as well as assumptions regarding a number of subjective variables. These assumptions include, but are not limited to: the Company's expected stock price volatility over the term of the awards, the projected employee stock option exercise term, the expected dividend yield, and the risk-free interest rate. Changes in these assumptions can materially affect the estimated value of the stock options.

The fair value of each option granted by the Company was estimated using a binomial lattice pricing model and the following weighted average assumptions:

	2007 GRANTS	2006 GRANTS	2005 GRANTS
Risk-free interest rate	4.55%	4.40%	3.55%
Expected dividend yield	1.09%	1.08%	1.50%
Expected volatility	0.28	0.30	0.30
Expected life	5 years	5 years	5 years

The expected life of employee stock options represents the weighted-average period the stock options are expected to remain outstanding. The binomial lattice model assumes that employees' exercise behavior is a function of the option's remaining expected life and the extent to which the option is in-the-money. The binomial lattice model estimates the probability of exercise as a function of these two variables based on the entire history of exercises and forfeitures on all past option grants made by the Company.

Performance Shares, Restricted Shares, and Restricted Stock Units Information

The following summarizes the performance shares, restricted shares, and restricted stock units as of September 30, 2007 and 2006:

	PERFORMANCE SHARES		RESTRICTED SHARES		RESTRICTED STOCK UNITS	
(in millions, except shares and per share amounts, remaining life in years)	2007	2006	2007	2006	2007	2006
Outstanding at beginning of year	77,229	—	61,475	—	18,523	—
Granted	64,377	79,127	42,520	62,875	21,323	18,523
Restrictions released	—	—	(886)	—	(1,516)	—
Forfeited	(7,756)	(1,898)	(1,760)	(1,400)	—	—
Outstanding at end of year	133,850	77,229	101,349	61,475	38,330	18,523
Total unrecognized compensation costs	$ 7	$ 5	$ 3	$ 2	$ —	$ —
Weighted average fair value per share of awards granted	$ 58.36	$ 45.18	$ 58.69	$ 46.37	$ 65.32	$ 52.40
Weighted average life remaining	1.6	2.1	1.7	1.9	—	—

The maximum number of performance shares granted in 2007 that can be issued based on the achievement of performance targets for fiscal years 2007 through 2009 is 149,789. The maximum number of performance shares granted in 2006 that can be issued based on the achievement of performance targets for fiscal years 2006 through 2008 is 171,451.

Diluted Share Equivalents

Dilutive stock options outstanding resulted in an increase in average outstanding diluted shares of 2.4 million, 2.5 million, and 3.2 million for 2007, 2006, and 2005, respectively. The average outstanding diluted shares calculation excludes options with an exercise price that exceeds the average market price of shares during the year. Less than 0.1 million stock options were excluded from the average outstanding diluted shares calculation in 2007, 2006 and 2005. Dilutive performance shares, restricted shares, and restricted stock units resulted in an increase in average outstanding dilutive shares of 0.2 million in 2007 and less than 0.1 million in 2006.

Employee Benefits Paid in Company Stock

The Company offers an Employee Stock Purchase Plan (ESPP) which allows employees to have their base compensation withheld to purchase the Company's common stock.

Prior to June 1, 2005, shares of the Company's common stock could be purchased under the ESPP at six-month intervals at 85 percent of the lower of the fair market value on the first or the last day of the offering period. There were two offering periods during the year, each lasting six months, beginning on December 1 and June 1.

Effective June 1, 2005, the ESPP was amended whereby shares of the Company's common stock are purchased each month by participants at 95 percent of the fair market value on the last day of the month.

The Company is authorized to issue 9.0 million shares under the ESPP, of which 4.5 million shares are available for future grant at September 30, 2007. The ESPP is considered a non-compensatory plan and accordingly no compensation expense is recorded in connection with this benefit.

The Company also sponsors defined contribution savings plans that are available to the majority of its employees. The plans allow employees to contribute a portion of their compensation on a pre-tax and/or after-tax basis in accordance with specified guidelines. The Company matches a percentage of employee contributions using common stock of the Company up to certain limits. Employees may transfer at any time all or a portion of their balance in Company common stock to any of the other investment options offered within the plans. In addition, effective October 1, 2006, the defined contribution savings plan was amended to include an additional cash contribution based on an employee's age and service. The Company's expense related to the savings plans was $75 million, $39 million, and $35 million for 2007, 2006 and 2005, respectively.

During 2007, 2006, and 2005, 0.9 million, 1.0 million, and 1.9 million shares, respectively, of Company common stock were issued to employees under the Company's employee stock purchase and defined contribution savings plans at a value of $58 million, $50 million, and $69 million for the respective periods.

14. RESEARCH AND DEVELOPMENT

Research and development expense consists of the following:

(in millions)	2007	2006	2005
Customer-funded	$ 480	$ 443	$ 348
Company-funded	347	279	243
Total research and development	$ 827	$ 722	$ 591

15. OTHER INCOME, NET

Other income, net consists of the following:

(in millions)	2007	2006	2005
Gain on sale of equity affiliate [a]	$ —	$ (20)	$ —
Earnings from equity affiliates	(8)	(8)	(11)
Interest income	(4)	(5)	(5)
Royalty income	(6)	(5)	(3)
Other, net	3	6	2
Other income, net	$ (15)	$ (32)	$ (17)

a See Note 8 for a discussion of the gain on sale of Rockwell Scientific Company, LLC.

16. INCOME TAXES

The components of income tax expense are as follows:

(in millions)	2007	2006	2005
Current:			
United States federal	$ 189	$ 161	$ 104
Non-United States	12	12	11
United States state and local	14	6	5
Total current	215	179	120
Deferred:			
United States federal	41	27	25
Non-United States	(1)	3	—
United States state and local	3	3	6
Total deferred	43	33	31
Income tax expense	$ 258	$ 212	$ 151

Net current deferred income tax benefits consist of the tax effects of temporary differences related to the following:

	SEPTEMBER 30	
(in millions)	2007	2006
Inventory	$ 4	$ 8
Product warranty costs	73	67
Customer incentives	31	28
Contract reserves	12	10
Compensation and benefits	34	31
Other, net	22	24
Current deferred income taxes	$ 176	$ 168

Net long-term deferred income tax benefits (liabilities) consist of the tax effects of temporary differences related to the following:

	SEPTEMBER 30	
(in millions)	2007	2006
Retirement benefits	$ 55	$ 119
Intangibles	(8)	(4)
Property	(62)	(68)
Stock-based compensation	11	6
Other, net	(39)	(19)
Long-term deferred income taxes	$ (43)	$ 34

Long-term deferred income tax assets and liabilities are included in the Consolidated Statement of Financial Position as follows:

	SEPTEMBER 30	
(in millions)	2007	2006
Other Assets	$ 1	$ 34
Other Liabilities	(44)	—
Long-term deferred income taxes	$ (43)	$ 34

Management believes it is more likely than not that the current and long-term deferred tax assets will be realized through the reduction of future taxable income. Significant factors considered by management in its determination of the probability of the realization of the deferred tax assets include: (a) the historical operating results of Rockwell Collins ($1,408 million of United States taxable income over the past three years), (b) expectations of future earnings, and (c) the

extended period of time over which the retirement benefit liabilities will be paid.

The effective income tax rate differed from the United States statutory tax rate for the reasons set forth below:

	2007	2006	2005
Statutory tax rate	35.0%	35.0%	35.0%
Research and development credit	(4.0)	(0.8)	(3.9)
Extraterritorial income exclusion	(0.5)	(3.0)	(2.9)
Domestic manufacturing deduction	(0.7)	(0.4)	—
State and local income taxes	1.1	0.5	1.4
Resolution of pre-spin deferred tax matters	—	—	(1.9)
Other	(0.3)	(0.5)	(0.1)
Effective income tax rate	30.6%	30.8%	27.6%

Income tax expense was calculated based on the following components of income before income taxes:

(in millions)	2007	2006	2005
United States income	$ 802	$ 642	$ 512
Non-United States income	41	47	35
Total	$ 843	$ 689	$ 547

The federal Research and Development Tax Credit expired December 31, 2005. On December 20, 2006, the Tax Relief and Health Care Act of 2006 was enacted, which retroactively reinstated and extended the Research and Development Tax Credit from January 1, 2006 to December 31, 2007. The retroactive benefit for the previously expired period from January 1, 2006 to September 30, 2006 was recognized and lowered the Company's effective tax rate by about 1.5 percentage points for the year ended September 30, 2007.

The phase-out period for the federal Extraterritorial Income Exclusion (ETI) tax benefit ended on December 31, 2006. The enacted federal replacement tax benefit for ETI, the Domestic Manufacturing Deduction (DMD), will apply to the full 2007 year. For 2007, the available DMD tax benefit is one-third of the full benefit that will be available in 2011. The amount of DMD tax benefit available in 2008, 2009 and 2010 will be two-thirds of the full benefit.

The Internal Revenue Service (IRS) is currently auditing the Company's tax returns for the years ended September 30, 2004 and 2005 as well as certain claims the Company filed for prior years related to the ETI. The Company has received proposed audit adjustments from the IRS. The Company believes that it has adequately provided for any tax adjustments that may result from the IRS income tax examination.

During 2006, the Company settled an IRS tax return audit for the years ended September 30, 2002 and 2003 for all items other than the ETI. The results of the audit were settled without a material impact on the Company's financial statements.

During 2005, the Company settled an IRS tax return audit for the short period return filed for the three months ended September 30, 2001. The completion of the IRS's audit of the Company's tax returns for the three-month short-period ended September 30, 2001 enabled the Company to resolve estimates involving certain deferred tax matters existing at the time of the spin-off. The resolution of these pre-spin deferred tax matters during 2005 resulted in a $10 million decrease to the Company's 2005 income tax expense.

The American Jobs Creation Act of 2004 (the Act) provided for a special one-time deduction of 85 percent of certain foreign earnings repatriated into the U.S. from non-U.S. subsidiaries through September 30, 2006. During 2006, the Company repatriated $91 million in cash from non-U.S. subsidiaries into the U.S. under the provisions of the Act. The repatriation did not impact the Company's effective income tax rate for the year ended September 30, 2006 as a $2 million tax liability was established during 2005 when the decision was made to repatriate the foreign earnings.

No provision has been made as of September 30, 2007 for United States federal or state, or additional foreign income taxes related to approximately $79 million of undistributed earnings of foreign subsidiaries which have been or are intended to be permanently reinvested. The Company estimates the amount of the unrecognized deferred tax liability to be approximately $15 million at September 30, 2007.

The Company paid income taxes, net of refunds, of $212 million, $164 million, and $60 million, in 2007, 2006, and 2005, respectively.

17. FINANCIAL INSTRUMENTS

Fair Value of Financial Instruments

The carrying amounts and fair values of the Company's financial instruments are as follows:

	ASSET (LIABILITY)			
	SEPTEMBER 30, 2007		SEPTEMBER 30, 2006	
(in millions)	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Cash and cash equivalents	$ 231	$ 231	$ 144	$ 144
Deferred compensation plan investments	39	39	30	30
Long-term debt	(223)	(216)	(245)	(240)
Interest rate swaps	(1)	(1)	(2)	(2)
Foreign currency forward exchange contracts	(5)	(5)	(3)	(3)
Accelerated share repurchase agreement (Note 18)	—	—	—	2

The fair value of cash and cash equivalents approximate their carrying value due to the short-term nature of the instruments. Fair value for deferred compensation plan investments is based on quoted market prices and is recorded at fair value within Other Assets. Fair value information for long-term debt and interest rate swaps is obtained from third parties

and is based on current market interest rates and estimates of current market conditions for instruments with similar terms, maturities, and degree of risk. The fair value of foreign currency forward exchange contracts is estimated based on quoted market prices for contracts with similar maturities. The fair value of the accelerated share repurchase agreement is based on the estimated settlement amount under the agreement as discussed in Note 18. These fair value estimates do not necessarily reflect the amounts the Company would realize in a current market exchange.

Interest Rate Swaps

The Company manages its exposure to interest rate risk by maintaining an appropriate mix of fixed and variable rate debt, which over time should moderate the costs of debt financing. When considered necessary, the Company may use financial instruments in the form of interest rate swaps to help meet this objective. On November 20, 2003, the Company entered into two interest rate swap contracts (the Swaps) which expire on December 1, 2013 and effectively convert $100 million of the 4.75 percent fixed rate long-term notes to floating rate debt based on six-month LIBOR less 7.5 basis points. The Company has designated the Swaps as fair value hedges and uses the "short-cut" method for assessing effectiveness. Accordingly, changes in the fair value of the Swaps are assumed to be entirely offset by changes in the fair value of the underlying debt that is being hedged with no net gain or loss recognized in earnings. At September 30, 2007 and 2006, the Swaps are recorded at a fair value of $1 million and $2 million, respectively, within Other Liabilities, offset by a fair value adjustment to Long-Term Debt (Note 10) of $1 million and $2 million, respectively. Cash payments or receipts between the Company and the counterparties to the Swaps are recorded as an adjustment to interest expense.

Foreign Currency Forward Exchange Contracts

The Company transacts business in various foreign currencies which subjects the Company's cash flows and earnings to exposure related to changes in foreign currency exchange rates. These exposures arise primarily from purchases or sales of products and services from third parties and intercompany transactions. The Company has established a program that utilizes foreign currency forward exchange contracts (foreign currency contracts) and attempts to minimize its exposure to fluctuations in foreign currency exchange rates relating to these transactions. Foreign currency contracts provide for the exchange of currencies at specified future prices and dates and reduce exposure to currency fluctuations by generating gains and losses that are intended to offset gains and losses on the underlying transactions. Principal currencies that are hedged include the European euro, British pound, and Japanese yen. The duration of foreign currency contracts is generally two years or less. The maximum duration of a foreign currency contract at September 30, 2007 was 154 months. The majority of the Company's non-functional currency firm and anticipated receivables and payables that are denominated in major currencies that can be traded on open markets are hedged using foreign currency contracts. The Company does not manage exposure to net investments in foreign subsidiaries.

Notional amounts of outstanding foreign currency forward exchange contracts were $205 million and $190 million at September 30, 2007 and 2006, respectively. Notional amounts are stated in U.S. dollar equivalents at spot exchange rates at the respective dates. The net fair value of these foreign currency contracts at September 30, 2007 and 2006 were net liabilities of $5 million and $3 million, respectively. Net losses of $3 million and $1 million were deferred within Accumulated Other Comprehensive Loss relating to cash flow hedges at September 30, 2007 and 2006, respectively. The Company expects to re-classify approximately $3 million of these net losses into earnings over the next 12 months. There was no significant impact to the Company's earnings related to the ineffective portion of any hedging instruments during the three years ended September 30, 2007. Gains and losses related to all foreign currency contracts are recorded in Cost of Sales.

18. GUARANTEES AND INDEMNIFICATIONS

Product Warranty Costs

Accrued liabilities are recorded to reflect the Company's contractual obligations relating to warranty commitments to customers. Warranty coverage of various lengths and terms is provided to customers depending on standard offerings and negotiated contractual agreements. An estimate for warranty expense is recorded at the time of sale based on the length of the warranty and historical warranty return rates and repair costs.

Changes in the carrying amount of accrued product warranty costs are summarized as follows:

(in millions)	SEPTEMBER 30 2007	2006
Balance at beginning of year	$ 189	$ 172
Warranty costs incurred	(54)	(52)
Product warranty accrual	71	69
Reclassification	7	—
Acquisitions	—	1
Pre-existing warranty adjustments	—	(1)
Balance at September 30	$ 213	$ 189

Guarantees

In connection with the acquisition of Quest from Evans & Sutherland, the Company entered into a parent company guarantee related to various obligations of Quest. The Company has guaranteed, jointly and severally with Quadrant (the other joint venture partner), the performance of Quest in relation to its contract with the United Kingdom Ministry of Defense (which expires in 2030) and the performance of certain Quest subcontractors (up to $2 million). In addition, the Company has also pledged equity shares in Quest to guarantee payment by Quest of a loan agreement executed by Quest. In the event of default on this loan agreement, the lending institution can request that the trustee holding such equity shares surrender them to the lending institution in order to satisfy all amounts then outstanding under the loan agreement. As of September 30, 2007, the outstanding loan balance was approximately $9 million. Quadrant has made an identical pledge to guarantee this obligation of Quest.

Should Quest fail to meet its obligations under these agreements, these guarantees may become a liability of the Company and Quadrant. As of September 30, 2007, the Quest guarantees are not reflected on the Company's Consolidated Statement of Financial Position because the Company believes that Quest will meet all of its performance and financial obligations in relation to its contract with the United Kingdom Ministry of Defense and the loan agreement.

Letters of Credit

The Company has contingent commitments in the form of commercial letters of credit. Outstanding letters of credit are issued by banks on the Company's behalf to support certain contractual obligations to its customers. If the Company fails to meet these contractual obligations, these letters of credit may become liabilities of the Company. Total outstanding letters of credit at September 30, 2007 were $118 million. These commitments are not reflected as liabilities on the Company's Statement of Financial Position.

Accelerated Share Repurchases

In October 2007 (subsequent to year-end), the Company executed an accelerated share repurchase agreement with an investment bank under which 3 million shares of the Company's outstanding common shares were repurchased for an initial price of $224 million or $74.77 per share. The initial price will be subject to a purchase price adjustment based on the volume-weighted average price of the Company's shares, less a discount, over a subsequent period of time that ends no later than December 14, 2007.

In September 2006, the Company entered into an accelerated share repurchase agreement with an investment bank under which the Company repurchased 4.7 million shares of its outstanding common shares at an initial price of $54.63 per share, representing the September 28, 2006 closing price of the Company's common shares. Initial consideration paid to repurchase the shares of $257 million was recorded as a treasury stock repurchase in 2006, which resulted in a reduction of Shareowners' Equity. The agreement contained a forward sale contract whereby the 4.7 million borrowed shares held by the investment bank that were sold to the Company were covered by share purchases by the investment bank in the open market over a subsequent period of time that ended in December 2006. The initial purchase price was subject to a purchase price adjustment based on the volume-weighted average price of the Company's shares purchased by the investment bank during the period less a discount as defined in the agreement. In December 2006, the Company, which had the option to share settle or cash settle the agreement, elected to pay $19 million in cash to the investment bank in full settlement of the agreement and recorded the transaction as a reduction of Shareowners' Equity. The $19 million was paid to the investment bank in January 2007.

In August 2005, the Company entered into accelerated share repurchase agreements with an investment bank under which the Company repurchased 4 million shares of its outstanding common shares at an initial price of $196 million, or $49.10 per share. The initial purchase price was subject to a purchase price adjustment based on the volume-weighted average price of the Company's shares during the period from August 2005 through December 2005, less a discount. The purchase price adjustment could have been settled, at the Company's option, in cash or in shares of its common stock. In December 2005, the Company, at its option, received $8 million (net of related settlement fees and expenses) in shares of its common stock from the investment bank in full settlement of the agreements (0.2 million shares).

Indemnifications

The Company enters into indemnifications with lenders, counterparties in transactions such as administration of employee benefit plans, and other customary indemnifications with third parties in the normal course of business. The following are other than customary indemnifications based on the judgment of management.

The Company became an independent, publicly held company on June 29, 2001, when Rockwell International Corporation (Rockwell), renamed Rockwell Automation Inc., spun off its former avionics and communications business and certain other assets and liabilities of Rockwell by means of a distribution of all the Company's outstanding shares of common stock to the shareowners of Rockwell in a tax-free spin-off (the spin-off). In connection with the spin-off, the Company may be required to indemnify certain insurers against claims made by third parties in connection with the Company's legacy insurance policies.

In connection with agreements for the sale of portions of its business, the Company at times retains the liabilities of a business of varying amounts which relate to events occurring prior to its sale, such as tax, environmental, litigation and employment matters. The Company at times indemnifies the purchaser of a Rockwell Collins business in the event that a third party asserts a claim that relates to a liability retained by the Company.

The Company also provides indemnifications of varying scope and amounts to certain customers against claims of product liability or intellectual property infringement made by third parties arising from the use of Company or customer products or intellectual property. These indemnifications generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party product liability or intellectual property claims arising from these transactions.

The amount the Company could be required to pay under its indemnification agreements is generally limited based on amounts specified in the underlying agreements, or in the case of some agreements, the maximum potential amount of future payments that could be required is not limited. When a potential claim is asserted under these agreements, the Company considers such factors as the degree of probability of an unfavorable outcome and the ability to make a reasonable estimate of the amount of loss. A liability is recorded when a potential claim is both probable and estimable. The nature of these agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay should counterparties to these agreements assert a claim; however, the Company currently has no material claims pending related to such agreements.

19. CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The following table reflects certain of the Company's non-cancelable contractual commitments as of September 30, 2007:

	PAYMENTS DUE BY PERIOD						
(in millions)	2008	2009	2010	2011	2012	THEREAFTER	TOTAL
Non-cancelable operating leases	$ 41	$ 36	$ 31	$ 18	$ 15	$ 37	$ 178
Purchase contracts	19	13	8	1	—	—	41
Long-term debt	—	—	—	24	—	200	224
Interest on long-term debt	11	11	11	10	10	12	65
Total	$ 71	$ 60	$ 50	$ 53	$ 25	$ 249	$ 508

Non-cancelable Operating Leases

The Company leases certain office and manufacturing facilities as well as certain machinery and equipment under various lease contracts with terms that meet the accounting definition of operating leases. Some leases include renewal options, which permit extensions of the expiration dates at rates approximating fair market rental rates. Rent expense for the years ended September 30, 2007, 2006, and 2005 was $29 million, $27 million, and $25 million, respectively. The Company's commitments under these operating leases, in the form of non-cancelable future lease payments, are not reflected as a liability on its Statement of Financial Position.

Purchase Contracts

The Company may enter into purchase contracts with suppliers under which there is a commitment to buy a minimum amount of products or pay a specified amount. These commitments are not reflected as a liability on the Company's Statement of Financial Position.

Interest on Long-term Debt

Interest payments under long-term debt obligations exclude the potential effects of the related interest rate swap contracts.

20. ENVIRONMENTAL MATTERS

The Company is subject to federal, state and local regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other activities affecting the environment that have had and will continue to have an impact on the Company's manufacturing operations. These environmental protection regulations may require the investigation and remediation of environmental impairments at current and previously owned or leased properties. In addition, lawsuits, claims and proceedings have been asserted on occasion against the Company alleging violations of environmental protection regulations, or seeking remediation of alleged environmental impairments, principally at previously owned or leased properties. As of September 30, 2007, the Company is involved in the investigation or remediation of seven sites under these regulations or pursuant to lawsuits asserted by third parties. Management estimates that the total reasonably possible future costs the Company could incur for six of these sites is not significant. Management estimates that the total reasonably possible future costs the Company could incur from one of these sites to be approximately $9 million. The Company has recorded environmental reserves for this site of $2 million as of September 30, 2007, which represents management's best estimate of the probable future cost for this site.

In addition, the Company is currently involved in investigation or remediation of three sites related to properties purchased in connection with the Company's acquisition of Kaiser Aerospace & Electronics Corporation (Kaiser). Rockwell Collins has certain rights to indemnification from escrow funds set aside at the time of acquisition that management believes are sufficient to address the Company's potential liability for the Kaiser related environmental matters.

To date, compliance with environmental regulations and resolution of environmental claims has been accomplished without material effect on the Company's liquidity and capital resources, competitive position or financial condition. Management believes that expenditures for environmental capital investment and remediation necessary to comply with present regulations governing environmental protection and other expenditures for the resolution of environmental claims will not have a material adverse effect on the Company's business or financial position, but could possibly be material to the results of operations or cash flows of any one quarter.

21. LITIGATION

The Company is subject to various lawsuits, claims and proceedings that have been or may be instituted or asserted against the Company relating to the conduct of the Company's business, including those pertaining to product liability, intellectual property, safety and health, exporting and importing, contract, employment and regulatory matters. Although the outcome of these matters cannot be predicted with certainty and some lawsuits, claims or proceedings may be disposed of unfavorably to the Company, management believes the disposition of matters that are pending or asserted will not have a material adverse effect on the Company's business or financial position, but could possibly be material to the results of operations or cash flows of any one quarter.

22. 2006 RESTRUCTURING CHARGE

The September 2006 restructuring charge was related to decisions to implement certain business realignment and facility rationalization actions. As a result of these decisions, the Company recorded charges of $14 million in the fourth quarter of 2006 which was comprised of $11 million of employee separation costs and $3 million of facility exit costs. During 2007, the Company adjusted the restructuring reserve by $5 million primarily due to lower than expected employee separation costs.

Change in the restructuring reserve during 2007 is as follows:

(in millions)	EMPLOYEE SEPARATION COSTS	FACILITY EXIT COSTS	TOTAL
Balance at September 30, 2006	$ 11	$ 3	$ 14
Reserve adjustment	(5)	—	(5)
Cash payments	(6)	(3)	(9)
Balance at September 30, 2007	$ —	$ —	$ —

23. BUSINESS SEGMENT INFORMATION

Rockwell Collins provides design, production and support of communications and aviation electronics for military and commercial customers worldwide. The Company has two operating segments consisting of the Government Systems and Commercial Systems businesses.

Government Systems supplies defense communications and defense electronics systems, products, and services, which include subsystems, displays, navigation equipment and simulation systems, to the U.S. Department of Defense, other government agencies, civil agencies, defense contractors and foreign ministries of defense.

Commercial Systems is a supplier of aviation electronics systems, products, and services to customers located throughout the world. The customer base is comprised of original equipment manufacturers (OEMs) of commercial air transport, business and regional aircraft, commercial airlines, fractional and other business aircraft operators.

Sales made to the United States Government were 36 percent, 39 percent, and 41 percent of total sales for the years ended September 30, 2007, 2006, and 2005, respectively.

The following table reflects the sales and operating results for each of the Company's operating segments:

(in millions)	2007	2006	2005
Sales:			
Government Systems	$ 2,231	$ 2,043	$ 1,810
Commercial Systems	2,184	1,820	1,635
Total sales	$ 4,415	$ 3,863	$ 3,445
Segment operating earnings:			
Government Systems	$ 441	$ 402	$ 328
Commercial Systems	485	370	296
Total segment operating earnings	926	772	624
Interest expense	(13)	(13)	(11)
Earnings from corporate-level equity affiliate	—	2	4
Stock-based compensation	(17)	(18)	—
Gain on sale of equity affiliate	—	20	—
Restructuring and tradenames write-off	5	(14)	(15)
General corporate, net	(58)	(60)	(55)
Income before income taxes	$ 843	$ 689	$ 547

The Company evaluates performance and allocates resources based upon, among other considerations, segment operating earnings. The Company's definition of segment operating earnings excludes income taxes, stock-based compensation, unallocated general corporate expenses, interest expense, gains and losses from the disposition of businesses, non-recurring charges resulting from purchase accounting such as purchased research and development charges, earnings and losses from corporate-level equity affiliates, asset impairment charges, and other special items as identified by management from time to time. Intersegment sales are not material and have been eliminated. The accounting policies used in preparing the segment information are consistent with the policies described in Note 2.

The September 2006 restructuring charge is related to decisions to implement certain business realignment and facility rationalization actions related to the operating segments as follows: Government Systems, $6 million, and Commercial Systems, $8 million. The 2007 adjustment to the restructuring charge is related to the operating segments as follows: Government Systems, $3 million, and Commercial Systems, $2 million.

The 2005 tradenames write-off related to the write-off of certain indefinite-lived Kaiser tradenames related to the operating segments as follows: Government Systems, $9 million, and Commercial Systems, $6 million.

The following tables summarize the identifiable assets and investments in equity affiliates at September 30, as well as the provision for depreciation and amortization, the amount of capital expenditures for property, and earnings (losses) from equity affiliates for each of the three years ended September 30, for each of the operating segments and Corporate:

(in millions)	2007	2006	2005
Identifiable assets:			
Government Systems	$ 1,472	$ 1,361	$ 1,169
Commercial Systems	1,711	1,528	1,402
Corporate	567	389	577
Total identifiable assets	$ 3,750	$ 3,278	$ 3,148
Investments in equity affiliates:			
Government Systems	$ 10	$ 13	$ 12
Commercial Systems	—	—	—
Corporate	—	—	59
Total investments in equity affiliates	$ 10	$ 13	$ 71
Depreciation and amortization:			
Government Systems	$ 55	$ 48	$ 43
Commercial Systems	63	58	61
Total depreciation and amortization	$ 118	$ 106	$ 104
Capital expenditures for property:			
Government Systems	$ 65	$ 75	$ 48
Commercial Systems	60	69	63
Total capital expenditures for property	$ 125	$ 144	$ 111
Earnings (losses) from equity affiliates:			
Government Systems	$ 8	$ 6	$ 8
Commercial Systems	—	—	(1)
Corporate	—	2	4
Total earnings from equity affiliates	$ 8	$ 8	$ 11

The majority of the Company's businesses are centrally located and share many common resources, infrastructures and assets in the normal course of business. Certain assets have been allocated between the operating segments primarily based on occupancy or usage, principally property, plant and equipment. Identifiable assets at Corporate consist principally of cash and net deferred income tax assets for all years presented, the prepaid pension asset for the year ended September 30, 2007, and the investment in Rockwell Scientific Company, LLC for the year ended September 30, 2005.

The following table summarizes sales by product category for the years ended September 30:

(in millions)	2007	2006	2005
Defense electronics	$ 1,510	$ 1,413	$ 1,232
Defense communications	721	630	578
Air transport aviation electronics	1,175	968	881
Business and regional aviation electronics	1,009	852	754
Total	$ 4,415	$ 3,863	$ 3,445

Product category disclosures for defense-related products are delineated based upon their underlying technologies while the air transport and business and regional aviation electronics product categories are delineated based upon the difference in underlying customer base, size of aircraft, and markets served. 2005 and 2006 sales for the air transport aviation electronics and business and regional aviation electronics product category sales have been reclassified to conform to the current year presentation.

Rockwell Collins, Inc.
World Headquarters
400 Collins Road NE
Cedar Rapids, Iowa 52498
319-295-1000
www.rockwellcollins.com

Investor Relations
Securities analysts should call:
Daniel E. Crookshank
Vice President, Investor Relations
319-295-7575

Corporate Public Relations
Members of the news media should call:
319-295-2123

Annual Meeting
The company's annual meeting of shareowners will be held on Tuesday, February 12, 2008, near its World Headquarters at:
The Cedar Rapids Marriott
1200 Collins Road NE
Cedar Rapids, Iowa

A notice of the meeting and proxy material will be made available to shareowners in late December 2007.

Independent Auditors
Deloitte & Touche LLP
400 One Financial Plaza
120 South Sixth Street
Minneapolis, MN 55402-1844

Transfer Agent and Registrar
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888-253-4522 or 651-450-4064

161 N. Concord Exchange
South St. Paul, MN 55075-1139
888-253-4522 or 651-450-4064

Stock Exchange
Common Stock (Symbol: COL)
New York Stock Exchange

Corporate Governance
Our corporate governance documents are available on our website at www.rockwellcollins.com. These documents include our Restated Certificate of Incorporation, By-Laws, Board of Directors Guidelines on Corporate Governance, Committee Charters, Board Membership Criteria and Code of Ethics, Categorical Standards and Policy for Director Independence, and Related Person Transaction Policy. The Certifications of our CEO and CFO pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to our Form 10-K for the fiscal year ended September 28, 2007 and the CEO's annual certification regarding our compliance with the NYSE's corporate governance listing standards has been timely submitted.

Shareowner Services
Correspondence about share ownership, dividend payments, transfer requirements, changes of address, lost stock certificates, and account status may be directed to:
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888-253-4522 or 651-450-4064
www.shareowneronline.com

Shareowners wishing to transfer stock should send their written request, stock certificate(s) and other required documents to:
Wells Fargo Shareowner Services
P.O. Box 64874
St. Paul, MN 55164-0874
888-253-4522 or 651-450-4064
www.shareowneronline.com

Shareowners needing further assistance should call: 319-295-4045

For copies of the annual report, Forms 10-K and Forms 10-Q, please call:
Rockwell Collins Investors Relations 319-295-7575

Shareowner Service Plus Plan℠
Under the Wells Fargo Shareowner Service Plus Plan℠, shareowners of record may elect to reinvest all or a part of their dividends, to have cash dividends directly deposited in their bank accounts and to deposit share certificates with the agent for safekeeping. These services are provided without charge to the participating shareowner.

In addition, the plan allows participating shareowners at their own cost to make optional cash investments in any amount from $100 to $100,000 per year or to sell all or any part of the shares held in their accounts.

Participation in the plan is voluntary, and shareowners of record may participate or terminate their participation at any time. For a brochure and full details of the program, please direct inquires to:
Wells Fargo Shareowner Services
Investment Plan Services
P.O. Box 64856
St. Paul, MN 55164-0856
888-253-4522 or 651-450-4064

Directors and Officers

BOARD OF DIRECTORS

Clayton M. Jones
Chairman, President and
Chief Executive Officer
Rockwell Collins, Inc.

Donald R. Beall
Chairman Emeritus
Rockwell

Anthony J. Carbone
Retired Vice Chairman of the Board
and Senior Consultant
The Dow Chemical Company

Michael P. C. Carns
General, USAF (Retired)
Private Consultant

Chris A. Davis
General Partner
Forstmann Little & Co.

Mark Donegan
Chairman and Chief Executive Officer
Precision Castparts Corp.

Ralph E. Eberhart
General, USAF (Retired)
President
Armed Forces Benefit Association

Andrew J. Policano
Dean, The Paul Merage School of Business
University of California, Irvine

Cheryl L. Shavers
Chairman and Chief Executive Officer
Global Smarts, Inc.

Joseph F. Toot, Jr.
Retired President and
Chief Executive Officer
The Timken Company

COMMITTEES

Audit Committee

Joseph F. Toot, Jr., Chairman

Chris A. Davis

Andrew J. Policano

Board Nominating and Governance Committee

Michael P. C. Carns, Chairman

Andrew J. Policano

Cheryl L. Shavers

Compensation Committee

Anthony J. Carbone, Chairman

Mark Donegan

Joseph F. Toot, Jr.

Executive Committee

Donald R. Beall, Chairman

Anthony J. Carbone

Clayton M. Jones

Technology Committee

Cheryl L. Shavers, Chairman

Donald R. Beall

Michael P. C. Carns

EXECUTIVE OFFICERS

Clayton M. Jones
Chairman, President and
Chief Executive Officer

Barry M. Abzug
Senior Vice President,
Corporate Development

Patrick E. Allen
Senior Vice President and
Chief Financial Officer

John-Paul E. Besong
Senior Vice President, eBusiness

Gary R. Chadick
Senior Vice President,
General Counsel and Secretary

Gregory S. Churchill
Executive Vice President and
Chief Operating Officer,
Government Systems

Ronald W. Kirchenbauer
Senior Vice President, Human Resources

Nan Mattai
Senior Vice President,
Engineering and Technology

Jeffrey A. Moore
Senior Vice President, Operations

Robert K. Ortberg
Executive Vice President and
Chief Operating Officer,
Commercial Systems

Marsha A. Schulte
Vice President, Finance & Controller

Kent L. Statler
Executive Vice President,
Rockwell Collins Services

Douglas E. Stenske
Treasurer

Selected Financial Data

The following selected financial data should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this annual report. The Statement of Operations, Statement of Financial Position and other data has been derived from our audited financial statements.

	YEARS ENDED SEPTEMBER 30				
(in millions, except per share amounts)	2007[a]	2006[b]	2005[c]	2004[d]	2003[e]
STATEMENT OF OPERATIONS DATA:					
Sales	$4,415	$3,863	$3,445	$2,930	$2,542
Cost of sales	3,092	2,752	2,502	2,144	1,866
Selling, general and administrative expenses	482	441	402	356	341
Income before income taxes	843	689	547	430	368
Net income	585	477	396	301	258
Diluted earnings per share	3.45	2.73	2.20	1.67	1.43
STATEMENT OF FINANCIAL POSITION DATA:					
Working capital[f]	$ 710	$ 603	$ 596	$ 699	$ 530
Property	607	552	473	418	401
Goodwill and intangible assets	691	654	571	550	440
Total assets	3,750	3,278	3,148	2,874	2,591
Short-term debt	—	—	—	—	42
Long-term debt	223	245	200	201	—
Shareowners' equity[g]	1,573	1,206	939	1,133	833
OTHER DATA:					
Capital expenditures	$ 125	$ 144	$ 111	$ 92	$ 69
Depreciation and amortization	118	106	104	109	105
Dividends per share	0.64	0.56	0.48	0.39	0.36
STOCK PRICE:					
High	$74.69	$60.41	$49.80	$38.08	$27.67
Low	54.38	43.25	34.40	25.18	17.20

a Includes (i) $17 million of stock-based compensation expense ($11 million after taxes) and (ii) a $5 million favorable adjustment to the 2006 restructuring charge discussed in item (b) below. The $5 million adjustment in 2007 is primarily due to lower than expected employee separation costs ($3 million gain after taxes).

b Includes (i) $18 million of stock-based compensation expense ($12 million after taxes), (ii) $20 million gain on the sale of Rockwell Scientific Company, LLC, an equity affiliate that was jointly owned with Rockwell Automation, Inc. ($13 million after taxes) and (iii) $14 million restructuring charge related to decisions to implement certain business realignment and facility rationalization actions ($9 million after taxes).

c Includes (i) $10 million reduction in income tax expense related to the resolution of certain deferred tax matters that existed prior to our spin-off in 2001 and (ii) $15 million write-off of certain indefinite-lived Kaiser tradenames ($10 million after taxes). The tradename write-off was recorded in cost of sales.

d Includes (i) $5 million gain ($3 million after taxes) related to favorable insurance settlements, (ii) $7 million gain ($4 million after taxes) related to the resolution of a legal matter brought by us, and (iii) $7 million impairment loss ($4 million after taxes) related to our investment in Tenzing Communications, Inc.

e Includes a $20 million gain ($12 million after taxes) related to a favorable tax ruling on an over-funded life insurance reserve trust fund.

f Working capital consists of all current assets and liabilities, including cash and short-term debt.

g 2007 Shareowners' Equity includes (i) a $360 million (after tax) adjustment to record the funded status of our pension and other retirement benefit plans on the Statement of Financial Position and (ii) a $5 million adjustment to Retained Earnings (after tax) related to the change in measurement date from June 30 to September 30 for all defined benefit plans. See Note 11 in the consolidated financial statements for further information related to these adjustments.

The following table reflects sales for the years ended September 30 and property at September 30 by geographic region:

(in millions)	SALES 2007	SALES 2006	SALES 2005	PROPERTY 2007	PROPERTY 2006	PROPERTY 2005
United States	$ 2,987	$ 2,616	$ 2,312	$ 559	$ 505	$ 428
Europe	840	674	612	42	39	36
Asia-Pacific	252	234	231	4	5	6
Canada	218	223	208	—	—	—
Africa / Middle East	79	74	55	—	—	—
Latin America	39	42	27	2	3	3
Total	$ 4,415	$ 3,863	$ 3,445	$ 607	$ 552	$ 473

Sales are attributed to the geographic regions based on the country of destination.

24. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly financial information for the years ended September 30, 2007 and 2006 is summarized as follows:

2007 QUARTERS (in millions, except per share amounts)	FIRST	SECOND	THIRD	FOURTH	TOTAL
Sales	$ 993	$ 1,083	$ 1,113	$ 1,226	$ 4,415
Gross profit (total sales less product and service cost of sales)	303	327	333	360	1,323
Net income	143	140	146	156	585
Earnings per share:					
Basic	$ 0.85	$ 0.83	$ 0.87	$ 0.94	$ 3.50
Diluted	$ 0.84	$ 0.82	$ 0.86	$ 0.93	$ 3.45

2006 QUARTERS (in millions, except per share amounts)	FIRST	SECOND	THIRD	FOURTH	TOTAL
Sales	$ 881	$ 957	$ 964	$ 1,061	$ 3,863
Gross profit (total sales less product and service cost of sales)	251	276	288	296	1,111
Net income	104	114	121	138	477
Earnings per share:					
Basic	$ 0.60	$ 0.66	$ 0.71	$ 0.80	$ 2.77
Diluted	$ 0.59	$ 0.65	$ 0.70	$ 0.79	$ 2.73

Earnings per share amounts are computed independently each quarter. As a result, the sum of each quarter's per share amount may not equal the total per share amount for the respective year.

Net income in the first quarter of 2007 includes a discrete item related to the retroactive reinstatement and extension of the Research and Development Tax Credit, which lowered the Company's effective tax rate by about 7 percentage points.

Net income in the fourth quarter of 2006 includes $13 million ($20 million before taxes), or 7 cents per share, related to the gain on sale of Rockwell Scientific Company, LLC. Net income in the fourth quarter of 2006 also includes $9 million ($14 million before taxes), or 5 cents per share, for a restructuring charge related to decisions to implement certain business realignment and facility rationalization actions. Gross profit includes $11 million related to the restructuring charge in the fourth quarter of 2006.



Rockwell Collins

December 17, 2007

Dear Shareowner:

You are cordially invited to attend the 2008 Annual Meeting of Shareowners of the Corporation.

The meeting will be held at The Cedar Rapids Marriott, 1200 Collins Road NE, Cedar Rapids, Iowa, on Tuesday, February 12, 2008, at 10:00 a.m. (Central Standard Time). At the meeting we will present a current report of the activities of the Corporation followed by discussion and action on the matters described in the Proxy Statement. Shareowners will have an opportunity to comment on or inquire about the affairs of the Corporation that may be of interest to shareowners generally.

If you plan to attend the meeting, please indicate your desire in one of the ways described in the box on the last page of the Proxy Statement.

We sincerely hope that as many shareowners as can conveniently attend will do so.

Sincerely yours,

Clayton M. Jones
Chairman, President and Chief Executive Officer



ROCKWELL COLLINS, INC.

400 Collins Road NE, Cedar Rapids, Iowa 52498

Notice of 2008 Annual Meeting of Shareowners

To the Shareowners of
ROCKWELL COLLINS, INC.:

Notice Is Hereby Given that the 2008 Annual Meeting of Shareowners of Rockwell Collins, Inc. will be held at The Cedar Rapids Marriott, 1200 Collins Road NE, Cedar Rapids, Iowa, on Tuesday, February 12, 2008, at 10:00 a.m. (Central Standard Time) for the following purposes:

(1) to elect two members of the Board of Directors of the Corporation with terms expiring at the Annual Meeting in 2011;

(2) to consider and vote upon a proposal to approve the selection by the Audit Committee of the Board of Directors of the firm of Deloitte & Touche LLP as auditors of the Corporation for fiscal year 2008; and

(3) to transact such other business as may properly come before the meeting.

Only shareowners of record at the close of business on December 14, 2007 will be entitled to notice of, and to vote at, the meeting.

By order of the Board of Directors.



Gary R. Chadick
Secretary

December 17, 2007

Note: The Board of Directors solicits votes by the execution and prompt return of the accompanying proxy in the enclosed return envelope or by use of our telephone or Internet voting procedures.

ROCKWELL COLLINS, INC. PROXY STATEMENT

Table of Contents

Proxy Statement 1
Voting Securities 1
Election Of Directors 1
Information As To Nominees For Directors And Continuing Directors 2
Corporate Governance; Board Of Directors And Committees 5
Certain Transactions And Other Relationships 7
Audit Committee Report 9
Equity Ownership Of Certain Beneficial Owners And Management 10
Compensation Of Directors 11
Compensation Discussion And Analysis 13
Compensation Committee Report 25
Summary Compensation Table For 2007 25
Grants Of Plan-Based Awards 27
Outstanding Equity Awards At Fiscal Year-End 29
Option Exercises And Stock Vested 30
Pension Benefits 31
Non-Qualified Deferred Compensation 32
Potential Payments Upon Termination Or Change In Control 34
Proposal To Approve The Selection Of Auditors 38
Vote Required 39
Other Matters 40
Section 16(a) Beneficial Ownership Reporting Compliance 40
Annual Reports 40
Shareowner Proposals For Annual Meeting In 2009 40
Expenses of Solicitation 41
General Q&A About The Meeting 41

PROXY STATEMENT

The 2008 Annual Meeting of Shareowners of Rockwell Collins, Inc. will be held on February 12, 2008, for the purposes set forth in the accompanying Notice of 2008 Annual Meeting of Shareowners.

This statement and the accompanying proxy, that are first being sent to shareowners on or about December 26, 2007, are furnished in connection with the solicitation by the Board of Directors of proxies to be used at the meeting and at any adjournment thereof. If a shareowner duly executes and returns a proxy in the accompanying form or uses our telephone or Internet voting procedures to authorize the named proxies to vote the shareowner's shares, those shares will be voted as specified, and if no specification is made, the shares will be voted in accordance with the recommendations of the Board of Directors. The proxy and any votes cast using our telephone or Internet voting procedures may be revoked prior to exercise at the meeting by delivering written notice of revocation to the Secretary of the Corporation, by executing a later dated proxy, by casting a later vote using the telephone or Internet voting procedures or by attending the meeting and voting in person.

VOTING SECURITIES

Only shareowners of record at the close of business on December 14, 2007, the record date for the meeting, are entitled to notice of, and to vote at, the meeting. On December 14, 2007, we had outstanding 163,140,766 shares of our Common Stock, par value $0.01 per share (Common Stock). Each holder of Common Stock is entitled to one vote for each share held. We have no class or series of shares currently outstanding other than our Common Stock.

ELECTION OF DIRECTORS

Our Board of Directors currently consists of ten members. This number is expected to be reduced to eight at the 2008 Annual Meeting of Shareowners because Mr. Carns and Mr. Toot will retire from our Board when their terms expire at the Annual Meeting consistent with the Board's retirement age policy in our Corporate Governance Guidelines. That retirement age policy requires each nominee for director to be under age 70 as of the meeting of shareowners for which he or she will stand for election. Mr. Carns currently serves as Chairman of our Board Nominating and Governance Committee and is a member of our Technology Committee. Mr. Toot currently serves as Chairman of our Audit Committee and is a member of our Compensation Committee.

Our Restated Certificate of Incorporation provides that the Board of Directors shall consist of three classes of directors with overlapping three-year terms. One class of directors is to be elected each year with terms extending to the third succeeding Annual Meeting after election. The Restated Certificate of Incorporation provides that the Board of Directors shall maintain the three classes so as to be as nearly equal in number as the then total number of directors permits. The two directors in Class I who are elected at the 2008 Annual Meeting will serve for a term expiring at our Annual Meeting in the year 2011. The three directors in Class II and the three directors in Class III are serving terms expiring at our Annual Meetings in 2009 and 2010, respectively.

It is intended that proxies in the accompanying form properly executed and returned to our proxy tabulator or shares properly authorized to be voted in accordance with our telephone or Internet voting procedures will be voted at the meeting, unless authority to do so is withheld, for the election as directors of the two nominees specified in Class I — Nominees for Directors with Terms Expiring in 2011 (Chris A. Davis and Ralph E. Eberhart), each of whom now serves as a director with a term extending to the 2008 Annual Meeting and until a successor is elected and qualified. If for any reason any of the nominees is not a candidate (which is not expected) when the election occurs, it is expected that proxies in the accompanying form or shares properly authorized to be voted in accordance with our telephone or Internet voting procedures will be voted at the meeting for the election of a substitute nominee or, in lieu thereof, the Board of Directors may reduce the number of directors.

INFORMATION AS TO NOMINEES FOR DIRECTORS AND CONTINUING DIRECTORS

There is shown below for each nominee for director and each continuing director, as reported to us as of December 1, 2007, the nominee's or continuing director's name, age and principal occupation; the position, if any, with us; the period of service as a director of our company; other public company directorships held; and the committees of the Board of Directors on which the nominee or continuing director serves.

CLASS I — NOMINEES FOR DIRECTORS WITH TERMS EXPIRING IN 2011



Chris A. Davis — **Age 57**

General Partner, Forstmann Little & Co. Ms. Davis has been a director of our company since February 2002 and is a member of the Audit Committee. Ms. Davis became a General Partner with Forstmann Little & Co. (private equity firm) in October 2005 after having served them as a Special Limited Partner since August 2001. She served as Chairman of McLeodUSA Incorporated (telecommunications) from August 2005 to January 2006, Chairman and Chief Executive Office of McLeodUSA from April 2002 to August 2005 and Chief Operating and Financial Officer of McLeodUSA from August 2001 to April 2002. She served as Executive Vice President, Chief Financial and Administrative Officer of ONI Systems (telecommunications) from May 2000 to August 2001. She served as Executive Vice President, Chief Financial and Administrative Officer and director of Gulfstream Aerospace Corporation (business aircraft) from July 1993 to April 2000. She is a member of the board of directors of Cytec Industries, Inc., IMG Worldwide, 24 Hour Fitness Worldwide and ENK International, and is a former director of Aviall, Inc. and Wolverine Tube, Inc.



Ralph E. Eberhart — **Age 60**

President, Armed Forces Benefit Association. General Eberhart has been a director of our company since November 2007. General Eberhart has been President of the Armed Forces Benefit Association since December 2004. He served as Commander of the North American Aerospace Defense Command (NORAD) and U.S. Northern Command from October 2002 to January 2005. His active military career spanned 36 years. He is a member of the board of directors of VSE Corporation and is a director of several private companies.

CLASS II — CONTINUING DIRECTORS WITH TERMS EXPIRING IN 2009



Anthony J. Carbone **Age 66**

Retired Vice Chairman of the Board and Senior Consultant, The Dow Chemical Company. Mr. Carbone has been a director of our company since June 2001. He is the Chairman of the Compensation Committee and a member of the Executive Committee. Mr. Carbone served as Vice Chairman of the Board of Directors of The Dow Chemical Company (chemical, plastic and agricultural products) from February 2000 to October 2005 and Senior Consultant of Dow from November 2000 to October 2005. He served as Executive Vice President of Dow from November 1996 to November 2000. He is a former director of Dow. He is a member of the American Chemical Society and former board member and Chairman of the American Plastics Council and the Society of Plastics Industries. Mr. Carbone has served on the Advisory Council of the Heritage Foundation.



Clayton M. Jones **Age 58**

Chairman, President and Chief Executive Officer of the Corporation. Mr. Jones has been a director of our company since March 2001. He has been our Chairman of the Board since June 2002 and President and Chief Executive Officer since June 2001. Mr. Jones is a member of the Executive Committee. He serves as a director of the Unisys Corporation and Deere & Company. He also serves as a director or member of a number of professional and civic organizations.



Cheryl L. Shavers **Age 53**

Chairman and Chief Executive Officer, Global Smarts, Inc. Dr. Shavers has been a director of our company since September 2002. She is Chairman of the Technology Committee and a member of the Board Nominating and Governance Committee. Dr. Shavers has been the Chairman and Chief Executive Officer of Global Smarts, Inc. (business advisory services) since February 2001. She also serves as a director of ATMI, Inc. (semiconductor materials and packaging) and serves on the Advisory Board for E.W. Scripps Company (media). She served as Under Secretary of Commerce for Technology for the United States Department of Commerce from November 1999 to February 2001 after having served as its Under Secretary Designate from April 1999 to November 1999. She served as Sector Manager, Microprocessor Products Group for Intel Corporation (chip maker) prior to April 1999. She served as non-executive chairman of BitArts Ltd. (software development) from 2001 to December 2003.

CLASS III — CONTINUING DIRECTORS WITH TERMS EXPIRING IN 2010



Donald R. Beall **Age 69**

Chairman Emeritus, Rockwell. Mr. Beall has been a director of our company since June 2001 and served as non-executive Chairman of the Board from June 2001 to June 2002. He is the Chairman of the Executive Committee and a member of the Technology Committee. Mr. Beall is the retired Chairman and CEO of Rockwell and was a director of Rockwell from 1978 to February 2001. He served as Chairman/CEO of Rockwell from 1988 to February 1998 and President from 1979 to 1988. Mr. Beall serves on the boards of Conexant Systems, Mindspeed Technologies and CT Realty. He is a former director of Jazz Semiconductor, Skyworks Solutions, Procter & Gamble, Times Mirror, Amoco and ArvinMeritor. He is a member of various University of California — Irvine supporting organizations, an Overseer of the Hoover Institute at Stanford and a former trustee of California Institute of Technology. He is an advisor to the San Jose State University School of Engineering and a trustee and President's Circle member of the Naval Postgraduate School Foundation. He is an investor, director and/or advisor with several private companies and investment partnerships.



Mark Donegan **Age 51**

Chairman and Chief Executive Officer of Precision Castparts Corp. Mr. Donegan has been a director of our company since June 2006. He is a member of the Compensation Committee. Mr. Donegan has been Chairman and Chief Executive Officer of Precision Castparts Corp. (metal components, investment castings, forgings and fasteners) since August 2003. He served as President, Chief Executive Officer and Chief Operating Officer of Precision Castparts from August 2002 to August 2003, and as President and Chief Operating Officer from August 2001 to August 2002. He served as President of Wyman-Gordon Company (complex metal components and products) and as President of the Structural Division of Precision Castparts from December 1999 to July 2001. He joined Precision Castparts in 1985 and prior thereto was with the General Electric Company.



Andrew J. Policano **Age 58**

Dean, The Paul Merage School of Business, University of California, Irvine. Dr. Policano has been a director of our company since April 2006. He is a member of the Audit Committee and a member of the Board Nominating and Governance Committee. Dr. Policano has been the Dean of The Paul Merage School of Business, University of California — Irvine since August 2004. Prior thereto, he served on the faculty and as Dean at the School of Business, University of Wisconsin-Madison. Dr. Policano is a director of Badger Meter, Inc. and a former director of Physicians Insurance Company of Wisconsin. He is a member of the board of other professional and civic organizations.

The Board of Directors recommends that you vote "FOR" the election as directors of the two Class I nominees named above, that is presented as item (1) on the accompanying proxy card.

CORPORATE GOVERNANCE;
BOARD OF DIRECTORS AND COMMITTEES

Our business is managed through the oversight and direction of the Board of Directors. Our Board seeks to maintain high corporate governance standards.

The directors regularly keep informed about our business at meetings of the Board and its Committees and through various supplemental reports and communications between meetings. Our non-employee directors meet regularly in executive sessions without the presence of any corporate officers. These executive sessions are chaired by the Chair of the Executive Committee or a director, designated by the independent directors, who has the relevant background to lead the discussion of a particular matter.

We continue to enhance our corporate governance structure from time to time in light of regulatory activity and based upon a review of recommended best practices. Our corporate governance documents are available free of charge on our website at www.rockwellcollins.com. We will provide, without charge, upon written request, copies of our corporate governance information. These documents include our Restated Certificate of Incorporation, By-Laws, Board of Directors Guidelines on Corporate Governance, Committee Charters, Board Membership Criteria, Code of Ethics, Categorical Standards and Policy for Director Independence, and Related Person Transaction Policy.

Board Independence

The Board of Directors has determined that no director other than Messrs. Jones and Beall has a material relationship with the Corporation. Accordingly, eight of our ten directors are "independent" directors based on an affirmative determination by our Board of Directors in accordance with the listing standards of the New York Stock Exchange ("NYSE") and Securities and Exchange Commission ("SEC") rules.

The standards relied upon by the Board in affirmatively determining whether a director is independent are comprised, in part, of those objective standards set forth in the NYSE and SEC rules. The Corporation's Categorical Standards and Policy for Director Independence have been adopted by the Board to assist it in making determinations regarding the independence of its members.

The Board evaluated for Mr. Donegan the annual amount of purchases by us in the ordinary course of business from a subsidiary of the company where he serves as an executive officer and determined that the amount of such purchases was below the greater of $1,000,000 or 2% of the other company's consolidated gross annual revenues pursuant to the Commercial Relationship categorical standard set forth in the Categorical Standards and Policy for Director Independence.

A copy of the Categorical Standards and Policy for Director Independence is available on Rockwell Collins, Inc.'s website at www.rockwellcollins.com.

Board Meetings and Attendance

In fiscal year 2007, the Board of Directors held eight meetings and acted on three occasions by unanimous written consent in lieu of a meeting. All of the directors attended at least 75% of the meetings of the Board and the Committees on which they served, and most of the directors attended 100% of such meetings. Directors are expected to attend the Annual Meeting of Shareowners unless they have a valid reason such as a schedule conflict. Last year, all ten directors attended our 2007 Annual Meeting of Shareowners.

Board Committees

The Board has established five committees whose principal functions are briefly described below.

The ***Audit Committee*** has three independent directors. It assists the Board in overseeing (i) our accounting and financial reporting processes; (ii) the integrity and audits of our financial statements; (iii) our

compliance with legal and regulatory requirements; (iv) the qualifications and independence of our independent auditors; and (v) the performance of our internal and independent auditors. The Audit Committee also:

- has sole authority to appoint or replace our independent auditors, with that appointment being subject to shareowner approval;
- has sole authority to approve in advance the fees, scope and terms of all audit and non-audit engagements with our independent auditors;
- monitors compliance of our employees with our standards of business conduct and conflict of interest policies; and
- meets at least quarterly with our senior executive officers, head of internal audit and our independent auditors in separate executive sessions.

The specific functions and responsibilities of the Audit Committee are set forth in the Audit Committee Charter, which is available on our website at www.rockwellcollins.com. The Committee met six times during fiscal year 2007.

The ***Board Nominating and Governance Committee***, which is comprised of three independent directors, has as part of its principal functions seeking, considering and recommending to the Board qualified candidates for election as directors and recommending a slate of nominees for election as directors at the Annual Meeting. It also periodically prepares and submits to the Board for adoption the Committee's selection criteria for director nominees ("Board Membership Criteria"). It reviews and makes recommendations on matters involving general operation of the Board and our corporate governance, and it annually recommends to the Board nominees for each committee of the Board. In addition, the Committee annually facilitates the assessment of the Board of Directors' performance as a whole and of the individual directors and reports thereon to the Board. The Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates. For more information regarding the Committee's role in director nominations, see "Director Nominations" below. The Committee members met four times during fiscal year 2007.

The ***Compensation Committee*** has three independent directors. The principal functions of the Compensation Committee are to evaluate the performance of our senior executives; review and approve senior executive compensation plans, policies and programs; consider the design and competitiveness of our compensation plans; administer and review changes to our incentive, deferred compensation, stock option and long-term incentives plans pursuant to the terms of the respective plans; and review and discuss the Compensation Discussion and Analysis for inclusion in our proxy statement. The Committee also reviews and approves corporate goals and objectives relevant to CEO compensation, evaluates the CEO's performance in light of those goals and objectives, and after receiving input from the Board, determines the CEO's compensation. The Committee has the sole authority to retain and terminate any compensation consultant to be used to assist in the evaluation of CEO or senior executive compensation. The Committee met four times during fiscal year 2007.

The ***Executive Committee*** is comprised of Mr. Jones and two non-employee directors. The principal function of the Executive Committee is to discharge certain responsibilities of the Board of Directors between meetings of the Board of Directors. The Committee may exercise all of the powers of the Board of Directors, except it has no power or authority to adopt, amend or repeal any sections or articles of our By-Laws or Restated Certificate of Incorporation; elect or remove officers, or fill vacancies in the Board of Directors or in committees; fix compensation for officers, directors or committee members; amend or rescind prior resolutions of the Board; make recommendations to shareowners or approve transactions that require shareowner approval; issue additional stock of the Corporation or fix or determine the designations and any of the rights and preferences of any series of stock or take certain other actions specifically reserved for the Board. The Committee met once during fiscal year 2007.

The ***Technology Committee*** has three non-employee directors. The principal functions of the Technology Committee are to review and provide guidance on important technology-related issues, including the assessment of (i) our technology competitiveness; (ii) the strength and competitiveness of our engineering processes and disciplines; (iii) our technology planning processes to support our growth objectives; and (iv) our focus on

engineering leadership and critical technologist development and replacement planning. The Committee met two times during fiscal year 2007.

Director Nominations

The Board Nominating and Governance Committee is responsible for identifying individuals who meet the Board's membership criteria, and recommending to the Board the election of such individuals. The Committee identifies qualified candidates in many ways including utilizing outside search firms and by receiving suggestions from directors, management and shareowners. An outside search firm recommended current nominee Ralph E. Eberhart for consideration by the Board Nominating and Governance Committee. Shareowners wishing to recommend director candidates for consideration by the Committee can do so by writing to the Board Nominating and Governance Committee, c/o the Secretary of the Corporation at our corporate headquarters in Cedar Rapids, Iowa, giving the candidate's name, biographical data and qualifications. Any such recommendation must be accompanied by a written statement from the individual of his or her consent to be named as a candidate and, if nominated and elected, to serve as a director. In addition to recommending nominees to the Committee, shareowners may also propose nominees for consideration at shareowner meetings. These nominee proposals must be provided timely and otherwise meet the requirements set forth in our By-Laws. See "Shareowner Proposals for Annual Meeting in 2009" set forth later in this proxy statement.

The Committee evaluates the qualifications of candidates properly submitted by shareowners under the same criteria and in the same manner as potential nominees identified by the Corporation. Director candidates are reviewed by the Committee as part of the Committee's Charter against various general guidelines set forth in the Board Membership Criteria, a copy which can be found at www.rockwellcollins.com under the Investor Relations tab. In addition to the general guidelines, the Committee has identified the following minimum qualifications for Board membership: each nominee for director should be an individual of the highest character and integrity, have solid leadership skills, have experience at strategy/policy setting, have good communication skills, have a reputation for working constructively with others, have sufficient time available to devote to the affairs of the Corporation, be free of any conflict of interest that would interfere with the proper performance of the responsibilities of a director, and be under the age of 70 as of the meeting of shareowners for which he or she will stand for election.

Communicating With Board Members

As discussed above, the Chair of the Executive Committee generally presides at regular executive sessions of our non-employee directors. Any shareowner or other interested party may communicate directly with this presiding director by sending an email to presidingdirector@rockwellcollins.com or writing to: Presiding Director, Rockwell Collins, Inc., 400 Collins Road NE, Cedar Rapids, IA 52498. Communications by shareowners or other interested parties may also be sent to non-employee directors, as a group or individually, by sending an email to boardofdirectors@rockwellcollins.com or by writing to Board of Directors (or one or more directors by name), Attn: Corporate Secretary, Rockwell Collins, Inc., 400 Collins Road NE, Cedar Rapids, IA 52498. Upon receipt of any communication, the Corporate Secretary will determine the nature of the communication and, as appropriate, facilitate direct communication with the appropriate director.

CERTAIN TRANSACTIONS AND OTHER RELATIONSHIPS

The Board has adopted the Related Person Transaction Policy providing for the review and approval or ratification by the Audit Committee of certain transactions or relationships involving Rockwell Collins and its directors, executive officers, certain shareowners and their affiliates. The Audit Committee is responsible for reviewing these transactions and takes into account the pertinent facts and circumstances presented, and any other information they deem appropriate, to determine the disposition action that is in the best interests of the Corporation. A copy of the Related Person Transaction Policy is available on our website at www.rockwellcollins.com.

This written policy sets forth procedures for the review, approval or ratification and monitoring of transactions involving Rockwell Collins and "related persons." For the purposes of the policy, "related persons"

include executive officers, directors and director nominees or their immediate family members, or shareowners owning five percent or greater of Rockwell Collins' outstanding stock. The Related Person Transaction Policy defines "related person transactions" in accordance with applicable SEC rules as any transaction in which the Corporation was or is to be a participant, a related person has a material direct or indirect interest and that exceeds $120,000. The policy requires these related person transactions to be reviewed and approved or ratified by the Audit Committee. In addition, this policy requires related persons to disclose to the Audit Committee the material terms of the related person transaction, including the approximate dollar value of the amount involved in the transaction and the related person's direct or indirect material interest in, or relationship to, the related person transaction.

The Corporation employs in non-executive positions the spouses of two executives and those spouses receive in excess of $120,000 in total employee compensation each. The compensation of these family members was established in accordance with the Corporation's employment and compensation practices applicable to employees with equivalent qualifications, experience and responsibilities. These two employment relationships were approved by the Board.

The Corporation purchases goods and services in the ordinary course of business from a subsidiary of a company where Mr. Donegan, a director of ours, serves as an executive officer. This relationship is further discussed above under Corporate Governance; Board of Directors and Committees — Board Independence. This relationship has been approved by the Board.

In addition, Mr. Beall's Rockwell benefits assumed by us, as described below under the heading "Compensation of Directors" have been ratified and approved pursuant to the Related Person Transaction Policy.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board of Directors consists entirely of directors who meet the independence and other requirements of the New York Stock Exchange and applicable law. Two of its three members have been deemed "audit committee financial experts" (as defined by applicable Securities and Exchange Commission rules) by our Board. The Committee has furnished the following report:

We assist the Board of Directors in overseeing and monitoring the integrity of the Corporation's financial reporting process, compliance with legal and regulatory requirements and the quality of the internal and external audit processes. Our roles and responsibilities are set forth in a written Charter adopted by the Board of Directors. We review and reassess the Charter periodically and recommend any changes to the Board for approval.

We are responsible for overseeing the Corporation's overall financial reporting process. In fulfilling our responsibilities for the financial statements for fiscal year 2007, we:

- Reviewed and discussed the audited financial statements for fiscal year 2007 with management and Deloitte & Touche LLP ("Deloitte"), the Corporation's independent auditors;
- Reviewed and discussed management's report and Deloitte's report and attestation on internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act;
- Discussed with Deloitte the matters required to be discussed by Statement on Auditing Standards No. 61 relating to the conduct of the audit; and
- Received written disclosures and the letter from Deloitte regarding its independence as required by Independence Standards Board Standard No. 1. We discussed with Deloitte its independence, and considered whether the provision of non-audit services by Deloitte is compatible with maintaining its independence. All audit and non-audit services provided by Deloitte to the Corporation in fiscal year 2007 were pre-approved by us.

Based on our review of the audited financial statements and discussions with management and Deloitte, we recommended to the Board of Directors that the audited financial statements be included in the Corporation's Annual Report on Form 10-K for fiscal year 2007 for filing with the SEC. The Audit Committee also has reviewed the performance and independence of Deloitte and recommends that shareowners approve the selection of Deloitte as the Corporation's independent auditors for fiscal year 2008.

Audit Committee
Joseph F. Toot, Jr., Chairman
Chris A. Davis
Andrew J. Policano

EQUITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Principal Shareowners

There is no shareowner known to us that beneficially owns more than 5% of the outstanding shares of our Common Stock as of September 30, 2007.

Management Equity Ownership

The following table shows the beneficial ownership, reported to us as of December 1, 2007, of our Common Stock, including shares as to which a right to acquire ownership within 60 days exists (for example, through the exercise of stock options or through various trust arrangements) within the meaning of Rule 13d-3(d)(1) under the Securities Exchange Act of 1934, as amended, of each director, each executive officer listed in the table and of such persons and other executive officers as a group.

	Beneficial Ownership on December 1, 2007	
Name	Shares(1)	Percent of Class(2)
Clayton M. Jones	1,435,002(3,4)	—*
Donald R. Beall	372,916(4,5,6,7)	—*
Anthony J. Carbone	40,371(4,5,6)	—*
Michael P.C. Carns**	37,299(4,5,6)	—*
Chris A. Davis	34,875(4,5,6)	—*
Mark Donegan	3,038(6)	—*
Ralph E. Eberhart	3,000(6)	—*
Andrew J. Policano	5,133(6)	—*
Cheryl L. Shavers	24,503(4,5,6)	—*
Joseph F. Toot, Jr.**	44,888(4,5,6)	—*
Robert M. Chiusano	77,224(3,4,8)	—*
Gregory S. Churchill	284,270(3,4)	—*
Patrick E. Allen	176,898(3,4)	—*
Gary R. Chadick	120,187(3,4)	—*
Robert K. Ortberg	89,350(3,4)	—*
All of the above and other executive officers as a group (23 persons)	3,200,797(3,4,5,6,7,8,9,10)	2

* Less than 1%

** General Carns and Mr. Toot will retire when their terms expire at the 2008 Annual Meeting.

(1) Each person has sole voting and investment power with respect to the shares listed unless otherwise indicated.

(2) The shares owned by each person, and by the group, and the shares included in the number of shares outstanding have been adjusted, and the percentage of shares owned has been computed, in accordance with Rule 13d-3(d)(1) under the Securities Exchange Act of 1934.

(3) Includes shares held under our Retirement Savings Plan as of December 1, 2007. Does not include 8,022 share equivalents for Mr. Jones, 2,818 share equivalents for Mr. Chiusano, 1,082 share equivalents for Mr. Churchill, 459 share equivalents for Mr. Allen, 813 share equivalents for Mr. Chadick, 240 share equivalents for Mr. Ortberg and 16,300 share equivalents for the group, held under our Non-Qualified Savings Plan as of December 1, 2007. These share equivalents under the Non-Qualified Savings Plan are settled in cash in connection with retirement or termination of employment and may not be voted or transferred.

(4) Includes shares that may be acquired upon the exercise of outstanding stock options that are or will become exercisable within 60 days as follows: 1,356,143 for Mr. Jones, 166,040 for Mr. Beall, 23,333 for Mr. Carbone, 23,333 for Mr. Carns, 23,333 for Ms. Davis, 16,833 for Dr. Shavers, 20,607 for Mr. Toot, 66,647 for Mr. Chiusano, 266,951 for Mr. Churchill, 163,962 for Mr. Allen, 105,366 for Mr. Chadick, 86,075 for Mr. Ortberg and 2,684,512 for the group.

(5) Includes 21,381 shares for Mr. Beall, 11,984 shares for Mr. Carbone, 8,912 shares for Mr. Carns, 6,413 shares for Ms. Davis, 4,632 shares for Dr. Shavers and 6,625 shares for Mr. Toot granted as restricted stock as compensation for services as directors.

(6) Includes 5,054 shares for Mr. Beall, 5,054 shares for Mr. Carbone, 5,054 shares for Mr. Carns, 5,129 shares for Ms. Davis, 3,038 shares for Mr. Donegan, 3,000 shares for Mr. Eberhart, 5,133 shares for Dr. Policano, 3,038 shares for Dr. Shavers and 3,038 shares for Mr. Toot granted as restricted stock units as compensation for services as directors.

(7) Includes 180,441 shares that are held by a family trust. These shares in the family trust, along with other assets, are pledged as collateral for a loan.

(8) Includes 10,154 shares held by the trust of Mr. Chiusano's spouse.

(9) Includes 4,838 shares under our Savings Plan held by executive officers' spouses, 1,547 shares held in an IRA by an executive officer's spouse and 766 shares acquired by an executive officer's spouse under our Employee Stock Purchase Plan as of December 1, 2007.

(10) Does not include performance shares held by such persons for which shares of our Common Stock may be issued upon a change of control or following each three-year performance period depending on the level of achievement of our performance goals.

COMPENSATION OF DIRECTORS

2007 DIRECTOR COMPENSATION TABLE

The following table sets forth information regarding compensation for each of our non-employee directors for 2007. Our non-employee director compensation program is comprised of cash (board and committee annual retainer fees) and equity (restricted stock unit awards). Mr. Jones, who is a director and an employee, does not participate in this compensation program for non-employee directors.

Name	Fees Earned or Paid in Cash($)[1][2]	Stock Awards ($)[3][4]	Option Awards($)[4]	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5][6]	Total ($)
Donald R. Beall[7]	$85,000	$105,008	—	—	—	$18,684	$208,692
Anthony J. Carbone	$85,000	$105,008	—	—	—	$ 7,670	$197,678
Michael P.C. Carns	$85,000	$105,008	—	—	—	$ 5,704	$195,712
Chris A. Davis	$90,000	$105,026	—	—	—	$ 4,104	$199,130
Mark Donegan[8]	$85,000	$ 1,933	—	—	—	—	$ 86,933
Ralph E. Eberhart[9]	—	—	—	—	—	—	—
Richard J. Ferris[10]	$45,000	$ 242	—	—	—	$ 3,472	$ 48,714
Andrew J. Policano[8]	$90,000	$ 2,759	—	—	—	$ 2,900	$ 95,659
Cheryl L. Shavers	$85,000	$104,204	—	—	—	$ 2,964	$192,168
Joseph F. Toot	$95,000	$104,204	—	—	—	$ 9,240	$208,444

(1) Non-employee directors receive an annual retainer fee of $85,000 that they may elect to receive in cash or a stock award in lieu of cash. Each of Messrs. Beall, Carbone, Carns, Policano and Ms. Davis elected in 2006 to defer 100% of their cash retainer in 2007 into restricted stock units (RSUs).

(2) Audit Committee members receive an annual fee of $5,000 and the Audit Committee chair receives an annual fee of $10,000. These fees may be paid in cash or in RSUs in lieu of cash, at the election of the Audit Committee member. Ms. Davis and Mr. Policano elected in 2006 to defer 100% of their 2007 Audit Committee fees into RSUs.

(3) Under the 2006 Long-Term Incentives Plan, non-employee directors during 2007 received an annual grant of 1,500 RSUs. Each non-employee director appointed in 2007 was granted 3,000 RSUs upon election as a director. RSU dividend equivalents payable quarterly are also included in this column. The values set forth in this column are equal to the compensation cost recognized in fiscal year 2007 for such items in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment (SFAS 123R).

(4) No options were awarded to directors in fiscal year 2007. The non-employee directors have outstanding equity awards as of September 30, 2007 as follows:

Name	Option Awards	Restricted Stock Awards	Restricted Stock Unit Awards
Donald R. Beall	167,707	21,381	4,769
Anthony J. Carbone	25,000	11,984	4,769
Michael P.C. Carns	25,000	8,912	4,769
Chris A. Davis	25,000	6,413	4,826
Mark Donegan	—	—	3,038
Richard J. Ferris[10]	25,000	—	—
Andrew J. Policano	—	—	4,831
Cheryl L. Shavers	18,500	4,632	3,037
Joseph F. Toot	22,274	6,625	3,037

(5) Includes cash dividends paid on restricted stock.

(6) Messrs. Beall, Policano and Toot take advantage of the opportunity to have us match their gifts up to $5,000 under our Matching Gift Program. Our matching gifts are included in this column.

(7) Mr. Beall also receives benefits related to his prior service as an executive of a predecessor company. These additional benefits are disclosed further in the narrative below.

(8) Messrs. Donegan and Policano joined as directors in 2006. They received their initial award of 3,000 RSUs prior to the commencement of the 2007 fiscal year and they are not entitled to an annual grant of RSUs until the 2008 annual meeting.

(9) Mr. Eberhart joined the Board of Directors on November 5, 2007 (after the end of the 2007 fiscal year).

(10) Mr. Ferris retired from the Board of Directors effective February 13, 2007, and all restricted stock and RSUs previously held by him were vested at retirement.

Cash Compensation

All non-employee directors receive a retainer fee of $85,000 per year for service on the Board of Directors, payable in advance in equal quarterly installments. An additional $10,000 annual retainer fee is paid to the Audit Committee chair. An additional $5,000 annual retainer fee is paid to each of the other Audit Committee members. No additional retainer is paid for service on committees other than the Audit Committee. Under the 2006 Long-Term Incentives Plan (2006 LTIP), each director has the option each year to determine whether to defer all or any part of his or her retainer fees by electing to receive restricted stock units of our Common Stock valued at the closing price of our Common Stock on the New York Stock Exchange Composite Transactions reporting system on the date the cash retainer payment would otherwise be paid. Directors are reimbursed for all reasonable expenses associated with attending board and committee meetings and otherwise relating to their director duties. Directors are eligible to obtain up to $5,000 in matching charitable gifts under our Matching Gift Program.

Stock-Based Compensation

In addition to the retainer fees described above, each non-employee director is granted 3,000 restricted stock units of our Common Stock under the 2006 LTIP effective concurrently with the director's election to our Board. Following the completion of one year of service on the Board, each non-employee director was granted 1,500 restricted stock units of our Common Stock immediately after every Annual Meeting of Shareowners of the Corporation. Pursuant to the terms of the directors' restricted stock units, dividend equivalents in the form of additional restricted stock units accumulate on the date we otherwise pay dividends on our Common Stock and directors receive unrestricted shares of our Common Stock in payment for restricted stock units upon termination of service on the Board of Directors. A director has no voting rights on the restricted stock units prior to the issuance of unrestricted shares upon termination of service.

Director Compensation for 2008

In November 2007, the Board of Directors amended the compensation plans for non-employee directors in 2008. Non-employee directors will be provided a retainer fee of $100,000 per year for service on the Board of Directors, payable in advance in equal quarterly installments. Following the completion of one year of service on the Board, each non-employee director will receive an equity grant based on a $100,000 value of restricted stock units of our Common Stock immediately after every Annual Meeting of Shareowners of the Corporation. Each non-employee director's initial equity grant will be based on a $200,000 value for the restricted stock units of our Common Stock effective concurrently with the director's election to our Board. Directors will continue to be reimbursed expenses, be eligible for matching gifts and have the option to defer retainer fees by electing to receive restricted stock units of our Common Stock.

Other

Mr. Beall receives, in addition to the standard non-employee director compensation described above, directly or indirectly approximately $20,000 per month for office, telecommunication and administrative services. Payment for these office, telecommunication and administrative services are benefits granted by Rockwell International Corporation (now known as Rockwell Automation, Inc.) ("Rockwell") that were assumed by us in our spin-off from Rockwell (the "Distribution") and are not compensation for services provided to us as a director. Mr. Beall also receives various retirement benefits (principally defined benefit pension, 401(k) savings plan distributions and deferred compensation payouts) associated with his years of service with Rockwell that were assumed by us in the Distribution.

Director Stock Ownership Guidelines

Each non-employee director is required to own shares of our Common Stock with a market value of at least three times the annual retainer amount within four years of joining the Board of Directors.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

This Compensation Discussion and Analysis (CD&A) provides detailed information about the compensation program for the Corporation's named executive officers. It includes the Compensation Committee's philosophy and objectives, roles and responsibilities, descriptions of each of the elements of compensation and the basis for compensation adjustments, incentive payments and long-term incentive grants made for 2007. Unless otherwise noted, references to years in this CD&A are to Rockwell Collins' fiscal year which commences in October.

Compensation Philosophy and Objectives

The Compensation Committee ("Committee") has developed and implemented compensation policies, plans and programs to provide competitive compensation opportunities with actual payments highly dependent on the Corporation's performance results and enhancements to shareowner value, consistent with a pay-for-performance philosophy. Base salaries and target incentive compensation are set around the median compensation levels of other major U.S. Industrial and Aerospace peer companies, adjusted for size. The Committee considers the total compensation package (earned or potentially available, including benefits) in establishing each element of compensation.

The policies, plans and programs are designed to meet the following objectives:

- Support the Corporation's vision roadmap
- Attract and retain highly qualified executives

- Be competitive with other major U.S. industrial and peer companies
- Reward corporate, business unit and individual performance ("pay for performance")
- Align the interests of executives and shareowners
- Promote the balance of annual and long-term results

What Compensation is Intended to Reward

A significant amount of the named executive officers' compensation is variable, tied to performance as measured by specific goals for both the annual and long-term incentive plans. To support the pay-for-performance philosophy, performance is evaluated as follows:

Corporate Performance. The annual incentive plan is designed to reward the achievement of annual financial goals and key business goals that are important to the current and future success of the Corporation. These goals are included in the Corporation's annual operating plan that is prepared by management and approved by the Board of Directors. The same annual incentive plan design and performance metrics apply to all named executive officers and most employees of the Corporation worldwide.

The long-term incentives plan has been established to reward the achievement of long-term financial goals and increased shareowner value. This plan applies generally to about 130 employees of the Corporation including the named executive officers. These long-term incentives include three-year performance awards and stock options.

Business Unit Performance. The Chief Executive Officer ("CEO") reviews the performance of each business unit and shared service based on the achievement of goals included in the Corporation's annual operating plan consisting of both financial and non-financial measures. Based on this overall assessment, the CEO has the discretion to adjust the annual incentive pool upward or downward to reflect the business unit's or shared service's performance. The Committee has delegated within limits to the CEO certain discretion to increase or decrease the annual incentive pool to allow for these adjustments.

Individual Performance. The Corporation has a formal performance management program called Performance Review and Development Plan that applies to all salaried employees including the named executive officers. Individual performance goals are established at the beginning of each year and are aligned with the annual operating plan. Performance against these goals is evaluated at the mid-year point and at the end of the year. The CEO's personal goals are approved by the Compensation Committee each year in September for the next year. Following the end of the year at their November meeting, the Committee, with input from the other directors, formally evaluates the CEO's performance during its executive session. The CEO approves the individual performance goals of the other named executive officers at the beginning of each year, evaluates their performance at the end of the year and recommends to the Committee any resulting performance adjustments to their salaries and annual incentive payments.

Roles and Responsibilities

Compensation Committee. The Board of Directors has delegated to the Committee responsibility for the development and oversight of the Corporation's executive compensation programs. The Committee consists entirely of independent directors. The Committee reports back to the Board of Directors the results of its review and specific proposals regarding changes to compensation programs and actions regarding the CEO. In accordance with its charter (available at www.rockwellcollins.com) and its operating procedures and guidelines, the Committee is responsible for the following:

- Evaluates and approves executive compensation plans and policies
- Reviews design and competitiveness of compensation plans
- Reviews and approves corporate financial and key business goals used for the annual and long-term incentive plans

- Sets salaries and annual and long-term incentive targets for the CEO, other named executive officers, other executive officers and vice-president/general managers in the businesses ("designated senior executives")

- Oversees annual incentive, long-term incentive and deferred compensation plans and approves payouts for annual and long-term incentives for the designated senior executives

- Reviews the design and competitiveness of executive benefits and perquisites

- Evaluates the CEO's performance, sets all elements of the CEO's compensation and approves his annual and long-term incentive plan payouts

The Committee has established a recurring agenda that ensures a consistent and timely review of those areas under its responsibility.

Independent consultant. The Committee selects and retains the services of an independent consultant to provide professional advice related to the Corporation's executive compensation plans. The independent consultant, Semler Brossy Consulting Group, LLC ("independent consultant"), is retained by the Committee and provides no other service to the Corporation. The independent consultant has direct interaction with the Committee's chairman, attends Committee meetings and provides independent benchmarking of peer companies and general industry compensation and practices. The independent consultant meets with new Committee members to orient them to the various policies, programs and processes managed by the Committee. The independent consultant meets with management to collect information, to solicit management's input and to fully understand the Corporation's plans, goals and actual performance. The consulting relationship is reviewed by the Committee annually to determine its satisfaction with the services and advice provided by the independent consultant.

Management. The CEO reports to the Committee about the Corporation's performance, business unit performance and individual performance of the other named executive officers. He also discusses the operational and financial plans for future performance periods (annual and long-term) as they relate to compensation decisions. The CEO provides input on the design of compensation programs and policies. He also makes recommendations for compensation changes for the other named executive officers. The Senior Vice President, Human Resources provides additional support, analysis and counsel, including execution of the programs under the supervision of the Committee. Certain members of management, including the CEO, regularly attend Committee meetings. The CEO is delegated authority for the compensation arrangements for executives below the designated senior executive positions in the Corporation, with limitations that are established by the Committee. The Committee typically meets for a portion of its meetings in executive session, with its independent consultant but without the CEO or other members of management. The Committee's deliberations on CEO compensation are held during a non-management executive session that typically includes all board members.

Market Benchmarking

Prior to the beginning of each year, the Committee considers benchmark market data for total direct compensation (base salary plus annual and long-term incentives) for the CEO, named executive officers and other designated senior executives based on the research done by the independent consultant. The Committee utilizes this market data to assess the competitiveness of the Corporation's executive compensation and the mix of fixed (base salary) and variable (annual and long-term incentives) compensation.

The Committee utilizes two sources of information to benchmark executive compensation — a general industry peer group with revenues similar to the Corporation and a peer group of companies in the aerospace industry.

- General industry peer group: The Corporation's senior executives have skills that are in demand outside of the aerospace industry. The independent consultant conducts analysis using salary information from a widely utilized executive compensation resource — the Towers Perrin Compensation Data Bank. The independent consultant reviews the compensation levels of industrial companies with similar revenues.

- Peer group of ten companies in the aerospace industry:
    - AAR Corporation
    - Alliant Techsystems, Inc.
    - General Dynamics
    - Goodrich Corporation
    - Harris Corporation
    - L-3 Communications
    - Northrop Grumman Corporation
    - PerkinElmer, Inc.
    - Raytheon Company
    - Teledyne Technologies, Inc.

These companies were selected because they are representative of companies that compete with us for business and executive talent. The peer group is reviewed periodically to assure that it continues to meet the needs of the Committee.

Each year the independent consultant collects compensation data from public filings for each of these companies. Rockwell Collins' revenue is around the median of the peer group; however, because some companies are larger and some are smaller, the data is size-adjusted to obtain a more accurate view of the market. This data is also interpreted giving consideration to year-over-year variability and the impact of changes of any individual named executive officer among the peer group companies.

The Committee generally sets target total direct compensation (base salary and annual and long-term incentives) around the median of the benchmark data. Each executive can be paid above or below that amount based on years in the position, prior experience, individual performance and corporate performance.

Comprehensive Compensation Review

In the course of reviewing benchmark information from external sources and making decisions about the CEO's compensation or considering the CEO's recommendations for the other named executive officers, the Committee also reviews comprehensive compensation portfolios for each named executive officer. This portfolio information includes detailed modeling of the current dollar value of all aspects of compensation, including base salary, annual and long-term incentives, perquisites, pension and savings plans, and health and welfare benefits. The Committee reviews this information to ensure that the total compensation awarded to each named executive officer is reasonable and consistent with the compensation philosophy and objectives discussed above.

Elements of the Compensation Program

The elements of the Corporation's executive compensation program are as follows: base salary, annual incentive, long-term incentives, perquisites and benefits. Each year the Committee approves the design and performance goals for both the annual and long-term incentives consistent with the Committee's compensation philosophy and objectives.

Allocation among the elements of direct compensation. The mix of base salary, annual and long-term incentives varies by position. To support the pay-for-performance philosophy and consistent with external benchmark information, the higher the level of responsibilities and accountability, the more compensation is "at risk" for achieving the Corporation's annual and long-term performance goals. For the CEO, other named

executive officers and other executive officers, the mix of the elements of total direct compensation at target levels is generally the following:

Position	Base Salary	Annual Incentives	Long-Term Incentives
Chairman, President & CEO	20%	20%	60%
Other named executive officers	30%	20%	50%
Other reports to the CEO	40%	20%	40%

Base Salary. Each of the named executive officers, including the CEO, is paid a base salary for performance of his/her job duties and responsibilities. Base salary targets are generally set around the median of the competitive data; however, actual salaries can be below, at or above the median depending on performance and past experience. Newly promoted named executive officers are typically paid below the median of the competitive data with salary increases over time designed to move them to the median subject to meeting or exceeding their performance objectives.

Base salary is reviewed annually and consideration is given for base salary adjustments based on individual performance and available competitive data that is presented by the independent consultant. Salaries are reviewed after the end of the fiscal year and any adjustments go into effect on January 1 each year, consistent with practices for all salaried employees. The salaries of the CEO and the other named executive officers are decided by the Committee after considering input from the CEO regarding salaries of the other named executive officers and consulting with the independent consultant and the Board of Directors.

Annual Incentives. The Incentive Compensation Plan is an annual incentive plan with payouts based on the achievement of specific financial goals and key business goals that are included in the Corporation's annual operating plan as approved by the Board of Directors. The annual operating plan reflects the Corporation's performance commitments to its key constituents — shareowners, customers and employees — for the upcoming year. The Incentive Compensation Plan includes specific goals for sales, earnings per share and working capital as a percentage of sales, and non-financial goals ("key business goals") in the categories of growth/program pursuits, operational excellence and people goals. The philosophy is to provide competitive annual incentive payouts when financial and non-financial goals are met, to provide above-target payouts when these goals are exceeded, and to provide below target or no payouts when these goals are not met.

The Committee establishes the annual performance target goals and sets each named executive officer's annual target bonus as a percentage of salary based upon the median of the competitive benchmark data for each position. Annual incentive payments can range from 0% to 200% of the annual incentive target based on the performance achieved against the financial and key business goals. Each named executive officer's payout may also be adjusted based upon the individual's and his or her business unit's performance during that fiscal year.

The annual incentive pool is the sum of all target bonuses for the named executive officers and other executives who participate in the annual incentive plan multiplied by the annual incentive payout percent based on the performance of the Corporation against the goals that were established for the year. The incentive pool is subject to business unit, as well as individual, adjustments in accordance with recommendations from the CEO to the Committee. Individual performance adjustments can be made to the resulting incentive payments; however, they cannot in the aggregate increase the size of the incentive pool unless the CEO exercises the discretion delegated to him by the Committee to increase the pool by up to 5%.

The 2006 Annual Incentive Compensation Plan for Senior Executive Officers, approved by shareowners at the 2006 Annual Meeting, provides for performance-based annual incentive compensation that is in compliance with Internal Revenue Code Section 162(m) allowing for the full tax deduction for the annual incentive payment. This plan defines a maximum amount for the awards that can be allocated each year to the CEO and to the other named executive officers. The annual incentive awards actually paid based on the annual Incentive Compensation Plan described above have been well below the maximum allowed by the Senior Executive Incentive Compensation Plan.

Annual Incentive Plan Performance Results. A disciplined performance philosophy has been applied to the annual incentive plan. When results did not fully meet pre-established goals in 2002 and 2003 due to various factors including the effects of September 11th on the Commercial Systems business, annual incentives were paid at 84% and 75% of target amounts, respectively. For 2004 through 2006, the Corporation's performance has been outstanding and has exceeded pre-established targets each year and, as a result, annual incentives were paid well above target levels (191%, 200% and 143%, respectively). These payouts were the result of exceeding demanding performance objectives, as the earnings per share (total earnings after taxes divided by total diluted shares outstanding) goals clearly illustrate. The goal for a target payout each year for 2004-2006 represented a substantial increase over the prior year actual earnings per share — about 13% per year increase on average during 2004-2006. However, actual growth well exceeded even these targets, with earnings per share gains adjusted for acquisitions and non-recurring items of 23%, 32% and 23% each year for 2004-2006. Sales growth goals and working capital goals generally had similar patterns with performance exceeding demanding goals.

Long-Term Incentives. The 2006 Long-Term Incentives Plan, approved by the Corporation's shareowners, provides the Committee with the flexibility to grant long-term incentive awards in a variety of forms including equity and multi-year performance awards. The purpose of long-term incentive compensation is to align an executive's performance to the long-term success of the Corporation and to the creation of shareowner value. As a result, a significant portion of the compensation of the CEO and other named executive officers is at risk for achieving the strategic financial performance targets set by the Committee in these long-term incentive awards and for growing the Corporation's stock price. These awards also serve as an important retention tool because they vest over multiple years.

Each year the Committee reviews the competitive market data and analysis for long-term incentive grants provided by the independent consultant. This review includes the amount of compensation awarded and the design of a long-term incentive plan that will support the Committee's pay-for-performance philosophy. The target long-term incentive compensation for the CEO and other named executive officers is set around the median of the competitive market. The Committee sets the long-term incentive target compensation in dollars. This dollar target is converted to a mix of stock options and multi-year performance awards with overlapping performance cycles. This approach allows the Committee to establish goals for each cycle that reflect the current strategic business plan.

Stock options are granted with an exercise price equal to the fair market value on the date of grant and provide compensation value that is dependent on growth in the Corporation's stock price. The performance award payouts in cash and stock can range from 0% to 200% of the target amount and the payouts are determined after the three-year results are evaluated against financial goals. A peer performance modifier, based on total return to shareowners over the three-year period, can drive an adjustment up or down by 20% of the amount otherwise payable under the performance awards. For further details on these long-term incentives, see "2007 Compensation, Long-Term Incentives" below.

Long-Term Incentives Performance Results. The long-term performance awards have been strongly linked to performance results. The Committee has chosen to use a combination of stock options and performance cash or shares with multi-year performance cycles. The 2003 through 2006 awards were driven by organic sales growth and by return on sales (profit after tax divided by total sales) to encourage profitable growth. The return on sales goals for the 2003-2005 and 2004-2006 cycles reflected high historical margins with 9% or more return on sales and 8% per year organic sales growth. The Corporation not only exceeded these goals, but also exceeded the maximum return on sales goal for those cycles. As a result, the long-term incentive awards resulted in payments of 162% and 300% in 2005 and 2006, respectively, reflecting the Corporation's strong performance. For the same cycles the Corporation's total return to shareowners was over 100% (2003-2005 was 125%; 2004-2006 was 110%).

Due to the performance achievements by the Corporation, the Committee raised the return on sales goals higher for each cycle from 2004 through 2006 and starting with the 2006 through 2008 cycle also lowered the maximum payout available to participants from 300% of target to 200% of target.

Equity grant practices. The Committee has a practice of approving long-term incentives (including stock options) at its November meeting each year. The meeting date is scheduled at least one year in advance. Stock options are granted with an exercise price equal to the closing price of the Corporation's Common Stock on the date of the meeting that is the date of grant. This meeting follows the public release of annual earnings typically by one to

two weeks. The Corporation intends for the market to absorb the impact of its public release of year-end financial results before making the grant. The Committee on occasion will make grants at other regularly scheduled meetings when a new executive is named either as a result of an internal promotion or hiring. The Committee has delegated to the CEO the authority to make individual equity grants to positions below the designated senior executives. These grants are approved by the CEO on the date of a regularly scheduled meeting of the Board of Directors. The Committee reviews the use of this delegation at its November meeting each year.

Benefits. The CEO and other named executive officers generally are covered by the same broad range of benefit programs available to other U.S. salaried employees of the Corporation. These benefits include medical, prescription drug, dental, vision, flexible spending accounts, pension and savings plans, employee stock purchase plan, life insurance, disability payments and vacation. The Corporation provides a broad array of benefit programs to attract and retain a skilled and highly talented workforce and to provide employees with choice to meet their personal needs. These benefits are compared to external benchmarks periodically to assure that they remain competitive and cost effective. It is the Corporation's intention to provide a comprehensive benefits program that in total value is around the median of competitive practice.

Effective October 1, 2006 the Corporation froze its defined benefit pension plan applicable to the named executive officers and other salaried employees and shifted its emphasis to a defined contribution plan. The qualified and non-qualified defined benefit pension plans no longer accrue benefits for salary increases and service rendered by the named executive officers and other salaried employees after September 30, 2006. The pension plan was frozen to reduce the volatility of expense inherent in defined benefit pension plans. Effective October 1, 2006 the defined contribution savings plan was amended to include an additional corporate contribution using a percent of eligible earnings ranging from 0.5% to 6% based on age and service. No additional or special retirement benefits are provided to the CEO or other named executive officers after the pension freeze. For more information about the CEO and other named executive officer's pension and savings plan benefits, see the Pension Benefits and the Non-Qualified Deferred Compensation Tables.

Deferral Plans. To provide a tax-effective opportunity to save for retirement or other future needs, the Board of Directors has authorized compensation plans that allow for the elective deferral of the receipt of base salary and performance-based awards (annual incentive and long-term performance awards) when earned and otherwise payable to eligible employees. Eligible employees include the CEO, other named executive officers and a select group of other management and professional employees. Amounts deferred into the plan accrue earnings based on each participant's selection of investment choices ("tracking funds") that are generally similar to the core funds provided in the Corporation's qualified savings plan.

Perquisites. As part of a comprehensive executive compensation program, the Committee has provided the CEO and named executive officers certain annual perquisites, such as:

- Car Allowance
- Financial Planning Allowance
- Reimbursement for an Executive Physical Exam

These perquisites are designed to be competitive within the industry that the Corporation competes for executive talent. They are reviewed annually by the Committee to assure that they continue to be competitive and consistent with the overall compensation philosophy. Details about the perquisites provided to the CEO and other named executive officers are included in the Summary Compensation Table and its footnotes.

2007 Compensation

At its November 2006 meeting, the Committee approved base salary and annual incentive targets for 2007. Long-term incentive grants in the form of stock options and performance awards for the period 2007 through 2009 were also made. At its November 2007 meeting the Committee approved annual incentive payments for 2007 and long-term incentive payments for the performance period 2005 through 2007. These actions are outlined below.

The alignment of pay with performance continued to show results in 2007. The performance of the Corporation for 2007 was strong in both the Commercial and Government Systems business units, exceeding the

long-term targets for both growth and financial performance. Earnings per share were 26% above the prior year while sales increased by 14%. Working capital as a percentage of sales decreased in 2007 to 8.1%. As a result, payouts for 2007 to the named executive officers for their annual and long-term incentives significantly exceeded their targets.

Base Salary

The Committee approved a base salary increase for the CEO effective on January 1, 2007 of 6.7% to bring his salary to $960,000, around the median for similar-sized companies in the general industry and peer group and to recognize the continuing strong performance by the Corporation and his achievements against his personal goals. The CEO recommended to the Committee base salary adjustments for the other named executive officers ranging from 6% to 15% using the same criteria — market position and performance — as for all other salaried employees.

Annual Incentives

Target Awards for 2007. Target annual incentive amounts for the CEO and other named executive officers are reviewed annually by the Committee using the competitive information provided by the independent consultant. Target awards are set around the median of the competitive data for each position. The target awards are expressed as a percentage of annual salary. For 2007, the target annual incentive (as a percentage of base salary) for each named executive officer was as follows:

Chief Executive Officer	100%
Chief Operating Officers	65%
Chief Financial Officer	60%
General Counsel	55%

Performance Measures for 2007. Prior to the beginning of each year, the CEO recommends to the Committee performance measures based on the annual operating plan that are most important to achieving the Corporation's goals. For 2007, the Committee selected earnings per share, sales and working capital (defined as current assets excluding cash and deferred taxes, minus current liabilities excluding debt) as a percentage of sales. The working capital measure is based on an average of the measurement taken at the beginning of the year and the end of each quarter of the year.

Beginning in 2006, the Committee added key business goals as a fourth measure. These goals allow the Committee to consider non-financial performance that contributes to or detracts from the future success of the Corporation. These non-financial goals for 2007 (weighted 20% of the target award) included program wins, product deliveries, facility consolidation and enterprise diversity goals.

The weighting of these measures is evaluated each year. By weighting earnings per share and sales most heavily and equally at 35% each, the desired balance of sales growth and profit are reflected. In the early years after the spin-off of the Corporation from Rockwell, working capital management was weighted more heavily to encourage enhancement of performance in that key measure of success; due to significant improvements from 12.5% of sales in 2004 to a goal of 8.6% for 2007, that measure now represents a smaller portion of the total award at 10%.

Performance Goals for 2007. For each of these measures, the Committee sets specific target goals based on the Corporation's annual operating plan approved by the Board of Directors. A minimum threshold below which no payment will be made and "stretch" goals are set for each measure to establish the maximum payout range for the year.

Significant improvements in company performance over what was achieved in 2006, adjusted for acquisitions and non-recurring items, were required to earn target awards in 2007 as evidenced by the "% Change" column below:

Measure	2007 Target	2006 Actual	% Change
Sales ($ in billions)	$4.250	$3.843	10.6%
Earnings per share	$ 3.15	$ 2.71	16.2%
Working capital as % of sales	8.6%	9.1%	5.5%

Actual Performance and Payments for 2007. The financial performance for 2007 and the Committee's assessment of key business goals resulted in a payout of 171% of the target award before any adjustments for business unit and individual performance. The maximum payout was achieved for earnings per share and above target amounts were realized for sales, working capital and key business goals.

The Corporation's 2007 actual performance, adjusted for acquisitions and certain other non-recurring items, on these financial goals, adjusted for acquisitions and non-recurring items, exceeded 2006 actual performance as shown below:

Measure	2007 Actual	2006 Actual	% Change
Sales ($ in billions)	$4.413	$3.843	14.8%
Earnings per share	$ 3.45	$ 2.71	27.3%
Working capital as % of sales	8.1%	9.1%	11.0%

The Committee determined the specific achievements during the year for each of the key business goals. The Committee considered the assessment of performance on each goal individually and overall. Using their discretion and qualitative judgment, they assessed the overall performance as having exceeded the goals set by the Committee resulting in an above-target payout of 30% for the key business goals.

Payment to the CEO — The annual incentive payment to the CEO for 2007 that was determined by the Committee in executive session was $1,616,000 or 171% of his target award for 2007. No additional adjustment was made to the formula award.

Payments to the Named Executive Officers — The Committee reviewed and considered the CEO's recommendations in approving annual incentive awards to the other named executive officers and other designated senior executives. Minor adjustments were made to the named executive officers' incentives based on individual performance.

Long-Term Incentives

2007 Grant. At its November 2006 meeting, the Committee provided for grants of stock options and three-year performance awards (for years 2007 through 2009) to the CEO, the other named executive officers and certain other employees under the 2006 Long-Term Incentives Plan after consultation with the independent consultant. The target awards in dollars for the CEO and other named executive officers were set after taking into account levels of responsibility, competitive market data and the relative contribution of each position to the business (i.e., internal equity or consistency between positions).

At its April 2007 meeting, the Committee reviewed trends in the forms of awards used by peer companies and the design of the long-term incentive plans with the independent consultant. Since 2006, the Committee has granted long-term incentives as stock options (50% of the target dollar value) and a multi-year performance award (50% of the target dollar value with half in cash and half in performance shares) to provide balance to encourage achievement of multi-year financial goals and increased shareowner value. To further strengthen the emphasis on balancing these key success factors and to align with enhancing shareowner value, the Committee determined that it would, beginning in November 2007, provide the long-term incentives grant as 50% stock options and 50% performance shares for performance over a three-year period. The cash portion of the performance award will be eliminated.

Stock Options — 50% of the 2007 target dollar value for each named executive officer's long-term incentive award was granted as stock options. The exercise price of the options is the fair market value defined as the closing sale price of the stock as reported in the New York Stock Exchange-Composite Transactions on the date of grant and the options vest in three equal amounts on the first, second and third anniversary of the grant. The number of stock options is determined on the date of grant by dividing the target stock option compensation in dollars by the fair market value of one stock option (using an option pricing model for valuation) and rounded up to the nearest 100 shares.

Performance Awards — 50% of the 2007 target dollar value for each named executive officer's long-term incentive award was granted by the Committee in the form of a three-year performance award (denominated half in

cash and half in performance shares) for achievement of pre-established financial goals for the years 2007 through 2009. The financial goals, based on the strategic plan approved by the Board of Directors, focus on long-term profitable growth of the Corporation — measured by return on sales and cumulative sales — and total return to shareowners relative to peer companies. These measures reflect the importance of long-term financial performance balanced by its impact on total return to shareowners.

Financial goals:

- Return on sales is determined by taking the net income divided by the total sales for the years 2007 through 2009. The goal was set at 11%. The goal was increased from 10.5% set for the prior cycle; this is the third consecutive grant where the goal to achieve a target award has been increased. The return on sales goal significantly exceeds the return on sales achieved by the peer companies.
- Cumulative sales reflects an average annual organic growth rate of 8% per year for the years 2007 through 2009. The three-year cumulative sales goal of $13.8 billion was increased by 14.2% over the previous three-year cycle (years 2006 through 2008).

Peer performance modifier:

- The modifier is a potential adjustment to the award (otherwise determined based on return on sales and cumulative sales) up or down by 20% depending on the Corporation's total return to shareowners (share price growth plus dividend yield) measured against a group of peer companies.
- The peer performance adjustment will be made as follows:
  - If performance is among the top three peer companies, the award based on achievements for return on sales and cumulative sales will be adjusted upward by 20%.
  - If performance is among the middle four companies, no adjustment will be made.
  - If performance is among the bottom three peer companies, a reduction of 20% will be made to the final award.
- The peer companies are AAR Corporation, Alliant Techsystems, Inc., The Boeing Company, General Dynamics, Goodrich Corporation, L-3 Communications, Lockheed Martin Corporation, Northrop Grumman Corporation, Raytheon Company and Teledyne Technologies, Inc. This peer group differs slightly from the compensation peers listed earlier because it more accurately reflects the relative differences between the Corporation's stock performance and market conditions within the industry and alternative investments for shareowners irrespective of the size of the company. The compensation peer group is more balanced as to size (a few larger and a few smaller companies) to allow for appropriate compensation comparisons.

The total shares awarded in November 2006 for stock options and performance shares at target payout represent 0.3% of total shares outstanding as of the date of grant.

The Committee will review management's achievement of the pre-established financial goals at its November 2009 meeting and determine the payment, if any, earned by participants under the 2007 performance awards.

Cash Performance Unit Payment for the period ending in 2007. In November 2007, the Committee determined the payments to participants for the three-year cash performance unit granted in November 2004 covering the years 2005 through 2007. The pre-established goals for the three-year period were for cumulative sales and return on sales. Performance for the three-year performance period is summarized below:

- Return on Sales, after adjustment for acquisitions and non-recurring items, was 12.8%, substantially exceeding the target of 10%. This compares to a median return on sales of 5.2% among the peer companies over the same period.
- Cumulative sales, after adjustment for acquisitions, was $11.4 billion compared to a goal of $10.2 billion.

- Total return to shareowners was among the middle 4 of the 10 peer companies so there was no adjustment for this measure.

Based on the Corporation's strong performance during the three-year period for cumulative sales growth and return on sales against the pre-established performance goals, payment of 300% of target awards was made to 113 executives of the Corporation, including the CEO and other named executive officers, based on the formula established for the awards. The Committee made no other adjustments to the final award. The CEO received a payment in November 2007 of $1.8 million resulting from the three-year performance at 300% of his target award. This performance award payout represented the last cycle that included maximum payouts up to 300% of the target. All subsequent awards include maximum payouts at 200%, subject to any peer performance modifier.

Compensation for 2008

At the November 2007 meeting of the Committee, the independent consultant presented competitive benchmark data for named executive officers' compensation and the CEO reviewed the performance of the other named executive officers and designated senior executives. In addition, based on the competitive report provided by the independent consultant, the Committee considered the CEO's recommendation in approving target annual incentives for 2008 and long-term incentive grants made up of stock options and three-year performance share awards that are dependent on the Corporation's performance for the years 2008 through 2010 for cumulative sales, return on sales and total shareowner return. For the other named executive officers, the annual incentive targets were increased five percentage points for the chief operating officers and general counsel and ten percentage points for the chief financial officer. The long-term incentive target values were increased by $50,000 for two of the named executive officers who are relatively new to their positions. These adjustments were made to remain competitive with the median of the benchmark data. The performance goals for 2008 through 2010 were increased over prior cycles for the fourth consecutive cycle.

The Committee met in executive session with the CEO to discuss his performance for 2007. The Committee then met in executive session with the independent consultant and without the CEO present to discuss CEO compensation. They reviewed the Corporation's results for 2007 and established the CEO's annual incentive payment (as outlined above) and 2005 through 2007 cash performance unit payment according to the pre-established formula approved in 2004. Based on the input of the independent consultant and after consulting with the other members of the Board of Directors, the Committee approved a base salary increase for the CEO of 4% to $1 million annually to be effective January 1, 2008, the 2008 target annual incentive at 100% of base earnings and a long-term incentive target award of $3 million made up of stock options and a three-year performance share award payable for achievement of pre-established goals for return on sales, cumulative sales and total return to shareowners for the performance period of fiscal years 2008 through 2010. The long-term incentive target for the CEO was increased by 25% over prior years to remain competitive with the median of the benchmark compensation data reported by the independent consultant.

Stock Ownership Guidelines

The Committee believes that senior executives should have a significant equity interest in the Corporation. To promote equity ownership and further align the interests of senior executives with the Corporation's shareowners, the Committee increased ownership guidelines for senior executives in 2006.

These guidelines require that each executive officer own shares of the Corporation's common stock with a market value of at least a specified multiple of their salary within a predetermined time period. At the Committee's April 2006 meeting, the guidelines were increased to six times salary for the CEO, three times salary for the other named executive officers and two times salary for certain other executive officers. Progress toward meeting the higher guidelines was reviewed by the Committee at its April 2007 meeting and it is expected that the ownership guidelines will be met by January 1, 2012, the time period established by the Committee in 2006.

The Corporation considers all shares held as follows toward meeting the ownership requirements: shares owned outright (including in trusts and those held by a spouse), shares in the qualified savings plan, share equivalents held in the non-qualified savings plan, and shares in the employee stock purchase plan. Unexercised stock options and unearned performance shares are not included toward meeting the target.

Employment, Severance and Change of Control Agreements

The Committee does not generally enter into employment contracts with the executive officers, including severance arrangements. The executives serve at the will of the Board. This approach allows for removal of an executive officer prior to retirement whenever it is in the best interest of the Corporation to do so, with discretion on whether to provide any severance package (excluding vested benefits). On the rare occasion when an executive officer is removed, the Committee exercises its business judgment in approving any appropriate separation agreement in light of all relevant circumstances, including the individual's term of employment, past accomplishments and reasons for separation.

The Committee has approved change of control employment agreements with each of the named executive officers and with certain other executives. The current agreements were approved after reviewing the competitive benchmark data for similar arrangements with the independent consultant. The Committee has adopted these agreements to provide executive officers with a strong incentive to remain with the Corporation if there is a change of control, or the threat of such a transaction, and to maintain a competitive total compensation program. These change of control employment agreements also protect executives if they are terminated by the acquirer following the change of control. The payments are subject to a "double trigger" requiring that a change of control occur and a termination, or constructive termination, of employment also occur. Since constructive termination can be open to interpretation, the agreements also provide a 30-day period one year after the change of control during which the executive can exercise the right to leave the Corporation and collect the severance benefits (however, the benefits in these circumstances are reduced by 50% except long-term incentive awards paid under the terms of a separate shareowner approved plan). These agreements are set to be re-evaluated on or before June 2009.

The Committee has provided for special treatment of long-term incentive awards upon death, disability and retirement, as well as change of control. The Committee evaluates these provisions from time to time and believes they are appropriate as part of a competitive total compensation program. For additional details about the terms and potential payments in the event of change of control and other separations, see the discussion of "Potential Payments upon Termination or Change in Control."

Payment Recovery Provisions

Executive officers are subject to certain restrictive agreements that could be relevant upon a termination of employment, including confidentiality restrictions, mutual arbitration agreements, non-competition covenants and employee non-solicitation arrangements. An executive could lose all outstanding long-term incentives and/or be required to refund various long-term incentive benefits realized in the prior two-year period for breaching the non-compete or non-solicitation restrictions.

The CEO and CFO could also be required by law to reimburse the Corporation for certain incentive compensation amounts received associated with misconduct leading to an accounting restatement.

Tax Deductibility of Executive Compensation

Under Internal Revenue Code Section 162(m), a publicly held Corporation may not deduct in any taxable year compensation in excess of one million dollars paid in that year to its CEO and its other named executive officers unless the compensation is "performance based." Awards under the Senior Executive Incentive Compensation Plan, grants of stock options and grants of performance awards are designed to be "performance based" compensation. Since the Committee retains discretion with respect to base salaries and certain other compensation awards, those elements would not qualify as "performance based" compensation for these purposes. For year 2007, the Committee believes that all of the compensation for the named executive officers is deductible under this tax code provision.

COMPENSATION COMMITTEE REPORT

The Compensation Committee of the Board of Directors acts on behalf of the Board to establish and oversee the executive compensation program in a manner that serves the interests of the Corporation and its shareowners. For a discussion of the policies and procedures, see Corporate Governance; Board of Directors and Committees — Compensation Committee.

Management of the Corporation prepared the Compensation Discussion and Analysis of the compensation program for named executive officers. We reviewed and discussed the Compensation Discussion and Analysis for fiscal year 2007 (included in this proxy statement) with management. Based on this review and discussion, we recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in the 2007 Form 10-K for the year ended September 30, 2007, for filing with the Securities and Exchange Commission. The Board has approved that recommendation.

Compensation Committee
Anthony J. Carbone, Chairman
Mark Donegan
Joseph F. Toot, Jr.

SUMMARY COMPENSATION TABLE FOR 2007

The following table sets forth information concerning compensation, from all sources, paid to or earned by our chief executive officer, chief financial officer and our other three most highly compensated executive officers at September 30, 2007, plus one other person who was an executive officer during 2007 and would have been included as one of our other three most highly compensated executive officers if he had remained an executive officer at September 30, 2007 (the "named executive officers"), for services rendered in all capacities to us and our subsidiaries for the 2007 fiscal year.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(3)	Non-Equity Incentive Plan Compensation ($)(4)	Change in Pension Value ($)(5)	All Other Compensation ($)(6)	Total ($)
Clayton M. Jones Chairman, President and CEO	2007	$945,000	—	$720,486	$1,926,428	$3,416,000	$1,021,347	$167,709	$8,196,970
Gregory S. Churchill EVP and COO, Government Systems	2007	$480,000	—	$290,340	$ 598,900	$1,283,600	$ 115,398	$ 92,257	$2,860,495
Patrick E. Allen SVP and CFO	2007	$420,750	—	$191,905	$ 384,883	$ 919,200	$ 23,338	$ 63,139	$2,003,215
Gary R. Chadick SVP, General Counsel and Secretary	2007	$364,700	—	$145,015	$ 301,728	$ 733,000	$ 18,638	$ 59,705	$1,622,786
Robert K. Ortberg EVP and COO, Commercial Systems	2007	$400,000	—	$145,465	$ 211,111	$ 564,600	$ 32,228	$ 70,135	$1,423,539
Robert M. Chiusano(7) Former EVP and COO, Commercial Systems	2007	$216,148	—	$ 78,786	$ 317,252	$ 865,249	$1,328,258	$ 36,969	$2,842,662

(1) Includes amounts deferred by the executives. Each of the executives also contributed a portion of his salary to the company's qualified and non-qualified savings plans. Mr. Chiusano's salary also includes the final payout of earned but unused vacation paid at retirement.

(2) No discretionary bonus was paid to any named executive officer in this table.

(3) The dollar values set forth in this column are equal to the compensation cost recognized in 2007 for financial statement purposes in accordance with SFAS 123(R), but do not reflect a reduction for possible forfeitures. A discussion of the assumptions used in recording compensation cost for stock options and performance shares is set forth in Note 13 of the Notes to Consolidated Financial Statements of our 2007 Annual Report to Shareowners.

(4) The dollar values set forth in this column represents the sum of performance unit payouts denominated in cash (long-term incentives) for the 2005-2007 performance period and annual incentive compensation plan payments for service in 2007 as follows: Mr. Jones $1,800,000 for long-term incentives and $1,616,000 for annual incentive. Mr. Churchill $750,000 for long-term incentives and $533,600 for annual incentive. Mr. Allen $487,500 for long-term incentives and $431,700 for annual incentive. Mr. Chadick $375,000 for long-term incentives and $358,000 for annual incentive. Mr. Ortberg $120,000 for long-term incentives and $444,600 for annual incentive. Mr. Chiusano $625,000 for long-term incentives and $240,249 for annual incentive.

(5) The amounts displayed are the sum of the increase (decrease) in the annualized present values (discounted at 6.6%) of qualified and non-qualified pension plan benefits for each named executive officer as follows: Mr. Jones $19,517 in the qualified plan and $1,001,830 in the non-qualified plan. Mr. Churchill ($4,323) in the qualified plan and $119,721 in the non-qualified plan. Mr. Allen ($3,573) in the qualified plan and $26,911 in the non-qualified plan. Mr. Chadick ($310) in the qualified plan and $18,948 in the non-qualified plan. Mr. Ortberg ($5,266) in the qualified plan and $37,494 in the non-qualified plan. Mr. Chiusano $298,609 in the qualified plan and $1,029,649 in the non-qualified plan. On October 1, 2006, the Company adopted the measurement date provisions of SFAS 158, Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R), by changing the measurement date to match the end of the fiscal year. Because the change occurred after the 2006 annual report, the values in the table are prorated to show the annualized change rather than the 15 months between June 30, 2006 and September 30, 2007. The actual sum of increased present values of qualified and non-qualified pension plan benefits for each named executive officer for the 15 month measurement date period are as follows: Mr. Jones $24,396 in the qualified plan and $1,252,288 in the non-qualified plan. Mr. Churchill ($5,404) in the qualified plan and $149,651 in the non-qualified plan. Mr. Allen ($4,466) in the qualified plan and $33,639 in the non-qualified plan. Mr. Chadick ($388) in the qualified plan and $23,685 in the non-qualified plan. Mr. Ortberg ($6,583) in the qualified plan and $46,867 in the non-qualified plan. Mr. Chiusano $373,261 in the qualified plan and $1,287,061 in the non-qualified plan. For more information about these plans see the Pension Benefits section. None of the named executive officers had above-market earnings in the non-qualified deferred compensation plan.

(6) For Mr. Jones the amount in this column represents the sum of the following components: $25,200 for automobile allowance, contributions to the company's qualified and non-qualified savings plans made up of $56,700 in company matching contributions and $57,738 for retirement contributions, plus other items totaling $28,071, which includes the incremental value of the executive long-term disability benefit, personal use of the company aircraft, financial planning, executive physical, incidental costs from offsite Board of Directors meetings, discounted sale of unused vacation time, and a tax gross-up on non-qualified savings and deferred compensation.

For Mr. Churchill the amount in this column represents the sum of the following components: $20,400 for automobile allowance, contributions to the company's qualified and non-qualified savings plans made up of $28,800 in company matching contributions and $29,319 for retirement contributions, plus other items totaling $13,738, which includes the incremental value of the executive long-term disability benefit, financial planning, airline club memberships, incidental costs from offsite Board of Directors meetings, discounted sale of unused vacation time, event tickets and a tax gross-up on non-qualified savings and deferred compensation.

For Mr. Allen the amount in this column represents the sum of the following components: $20,400 for automobile allowance, contributions to the company's qualified and non-qualified savings plans made up of $25,245 in company matching contributions and $11,678 for retirement contributions, plus other items totaling $5,816, which includes the incremental value of the executive long-term disability benefit, financial planning, incidental costs from offsite Board of Directors meetings, event tickets and a tax gross-up on non-qualified savings and deferred compensation.

For Mr. Chadick the amount in this column represents the sum of the following components:$20,400 for automobile allowance, contributions to the company's qualified and non-qualified savings plans made up of $21,882 in company matching contributions and $7,294 for retirement contributions, plus other items totaling $10,129, which includes the incremental value of the executive long-term disability benefit, financial planning, airline club memberships, incidental costs from offsite Board of Directors meetings, event tickets and a tax gross-up on non-qualified savings and deferred compensation.

For Mr. Ortberg the amount in this column represents the sum of the following components: $20,400 for automobile allowance, contributions to the company's qualified and non-qualified savings plans made up of $24,000 in company matching contributions and $20,001 for retirement contributions, plus other items totaling $5,734, which includes the incremental value of the executive long-term disability benefit, financial planning, airline club memberships, incidental costs from offsite Board of Directors meetings, event tickets and a tax gross-up on non-qualified savings and deferred compensation.

For Mr. Chiusano the amount in this column represents the sum of the following components: $8,500 for automobile allowance, contributions to the company's qualified and non-qualified savings plans made up of $11,500 in company matching contributions and $12,969 for retirement contributions, plus other items totaling $4,000, which includes the incremental value of the executive long-term disability benefit, financial planning, and a tax gross-up on non-qualified savings and deferred compensation.

(7) Mr. Chiusano retired on March 31, 2007.

GRANTS OF PLAN-BASED AWARDS

Shown below is information on grants to the Named Executive Officers of plan-based awards during fiscal year 2007.

Name	Grant Date	and Type	Estimated Future Payouts Under Non-Equity Incentive Plan Awards		Estimated Future Payouts Under Equity Incentive Plan Awards		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Under-lying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)
			Target ($)	Maximum ($)	Target (#)	Maximum (#)				
Jones	10/1/2006	ICP(1)	$945,000	$1,890,000	—	—	—	—	—	—
	11/9/2006	Performance Units(2)	$600,000	$1,440,000	—	—	—	—	—	—
	11/9/2006	Performance Shares(3)	—	—	10,360	24,864	—	—	—	$ 600,051
	11/9/2006	Stock Options(4)	—	—	—	—	—	74,700	$57.92	$1,237,779
Churchill	10/1/2006	ICP(1)	$312,000	$ 624,000	—	—	—	—	—	—
	11/9/2006	Performance Units(2)	$250,000	$ 600,000	—	—	—	—	—	—
	11/9/2006	Performance Shares(3)	—	—	4,317	10,361	—	—	—	$ 250,041
	11/9/2006	Stock Options(4)	—	—	—	—	—	29,300	$57.92	$ 485,501
Allen	10/1/2006	ICP(1)	$252,450	$ 504,900	—	—	—	—	—	—
	11/9/2006	Performance Units(2)	$162,500	$ 390,000	—	—	—	—	—	—
	11/9/2006	Performance Shares(3)	—	—	2,806	6,734	—	—	—	$ 162,524
	11/9/2006	Stock Options(4)	—	—	—	—	—	19,700	$57.92	$ 326,429
Chadick	10/1/2006	ICP(1)	$200,585	$ 401,170	—	—	—	—	—	—
	11/9/2006	Performance Units(2)	$125,000	$ 300,000	—	—	—	—	—	—
	11/9/2006	Performance Shares(3)	—	—	2,159	5,182	—	—	—	$ 125,049
	11/9/2006	Stock Options(4)	—	—	—	—	—	15,100	$57.92	$ 250,207
Ortberg	10/1/2006	ICP(1)	$260,000	$ 520,000	—	—	—	—	—	—
	11/9/2006	Performance Units(2)	$225,000	$ 540,000	—	—	—	—	—	—
	11/9/2006	Performance Shares(3)	—	—	3,885	9,324	—	—	—	$ 225,019
	11/9/2006	Stock Options(4)	—	—	—	—	—	27,200	$57.92	$ 450,704
Chiusano	10/1/2006	ICP(1)	$124,583(5)	$ 249,167(5)	—	—	—	—	—	—

(1) The amounts set forth in this row represent the 2007 annual incentive established for each named executive officer under the Annual Incentive Compensation Plan (ICP), which is an incentive program designed to reward for the achievement of annual performance goals. The performance measures and methodology for calculating payouts is described in the CD&A section. Payouts can range from 0% to 200% of target.

(2) The amounts set forth in this row represent performance unit awards in 2007 under our 2006 Long-Term Incentives Plan denominated in cash, which are performance based long-term incentives that are designed to reward for the achievement of specified goals over a three-year performance period. Payouts can range from 0% to 200% of target and are also eligible for a potential adjustment that is based on our total shareowner return for the performance period as measured against a group of peer companies. This adjustment is a multiplier of plus or minus 20 percent. The performance goals for the FY07-FY09 performance period are cumulative sales growth and return on sales. See the CD&A section for more information. Named executive officers must remain employed through the performance period to earn an award, although pro-rata vesting results if employment terminates earlier due to retirement, death or disability. See the "Estimated Payments on Termination or Change in Control" section for treatment of performance units in these situations.

(3) Similar to performance unit awards, the amounts set forth in this row represent performance share awards in 2007 under our 2006 Long-Term Incentives Plan, which are also performance based long-term incentive grants that are designed to reward the achievement of specified goals over a three-year performance period. The payout range, goals and potential adjustment are the same as listed above for performance units. See the CD&A section for more information. The grant date fair values were derived by multiplying the grant date per share price times the target number of shares. Until the distribution of any Common Stock after the performance period is complete, executives do not have rights to vote the shares, receive dividends or any other rights as a shareowner. Similar to the treatment of performance units, named executive officers must remain employed through the performance period to earn an award, although pro-rata vesting results if employment terminates earlier due to retirement, death or disability. See the "Potential Payments Upon Termination or Change in Control" section for treatment of Performance Shares in these situations.

(4) The amounts set forth in this row are the number of stock options granted to each named executive officer in 2007 under our 2006 Long-Term Incentives Plan. Stock options are exercisable in three equal annual installments beginning on the first anniversary of the date of grant. Stock options may also vest upon a change in control under certain circumstances, and a

portion of the stock options may vest upon termination due to retirement, death or disability. See the "Potential Payments Upon Termination Change in Control" section for a discussion of treatment of stock options in these situations. Stock options expire ten years from the date of the grant. No dividends or dividend equivalents are payable with respect to stock options. Per our 2006 Long-Term Incentives Plan, the exercise price for these grants was equal to our closing share price on the New York Stock Exchange on the date of the grant.

(5) These amounts have been prorated based on Mr. Chiusano's retirement on March 31, 2007.

Annual Incentive Compensation Plan

The Annual Incentive Compensation Plan is an incentive plan with payouts based on the achievement of specific financial goals and key business goals that are aligned with our annual operating plan as approved by the Board of Directors. It includes specific goals for sales, earnings per share and working capital as a percentage of sales and non-financial goals ("key business goals") in the categories of growth/program pursuits, operational excellence and people goals. Annual incentive payments can range from 0% to 200% of the incentive target based on our performance achieved against the financial and key business goals. Individual performance adjustments can be made to the incentive payments. The 2006 Annual Incentive Compensation Plan for Senior Executive Officers (Senior Executive Plan), approved by shareowners at the 2006 Annual Meeting, provides for an IRS Section 162(m) compliant maximum amount for the incentive awards that can be allocated each year to the named executive officers based on a percentage of pre-tax segment operating earnings. The Senior Executive Plan generally yields a potential incentive payout to the named executive officers that is significantly higher than the incentive payout to the named executive officers calculated in accordance with the incentive plan applicable to a broader group of executives. The Compensation Committee regularly exercises its discretion under the Senior Executive Plan to reduce and more closely align the actual payout to the named executive officers with the more broadly applicable incentive plan.

Performance Units and Performance Shares

Performance awards are based on three-year performance periods tied to established targets for cumulative sales and return on sales. Payouts can range from 0% to 200%. In addition, the awards include a potential multiplier adjustment up or down by 20 percent depending on the Corporation's total return to shareowners (share price growth plus dividend yield) measured against a group of ten peer companies. If performance is with the top three peer companies, 20 percent of the amount otherwise payable will be added to the award. If performance is with the middle four companies, no adjustment will be made. If performance is with the bottom three peer companies, a reduction of 20 percent of the amount otherwise payable will be made to the final award. The actual cash or share amount, to the extent earned, will be determined after the applicable three-year period is complete. The performance units are payable in cash while the performance shares are payable in shares of Common Stock.

Stock Options

The provisions of the stock option grants are as follows:

- Ten-year term.
- The exercise price is the fair market value defined as the closing sale price of the stock as reported in the New York Stock Exchange-Composite Transactions on the date of grant.
- Vest in three equal amounts on the first, second and third anniversary of the grant.
- Continue to vest upon retirement under one of our retirement plans (eligibility is currently as early as age 55) provided the retirement occurs on or after the first anniversary of the grant.
- Upon death, the stock options become fully exercisable.
- In the event of a change in control, all stock options then outstanding become fully exercisable.
- Incentive stock options are utilized for a portion of the grant to the named executive officers.

General

For further information about these plan-based awards, see the "Compensation Discussion and Analysis."

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table provides outstanding stock options and unvested stock awards information for the named executive officers as of September 30, 2007.

	Option Awards					Stock Awards	
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable[1]	Option Exercise Price ($)(2)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[3]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[4]
Jones	10/4/99	144,900	—	$32.61	10/4/09	—	—
	7/5/01	437,067	—	$22.35	7/5/11	—	—
	9/11/02	248,411	—	$20.97	9/11/12	—	—
	11/6/03	250,000	—	$27.97	11/6/13	—	—
	11/2/04	123,333	61,667	$36.55	11/2/14	—	—
	11/17/05	32,933	65,867	$44.85	11/17/15	27,582	$2,014,589
	11/9/06	—	74,700	$57.92	11/9/16	20,720	$1,513,389
Churchill	10/4/99	10,143	—	$32.61	10/4/09	—	—
	7/5/01	14,000	—	$22.35	7/5/11	—	—
	6/12/02	15,000	—	$24.86	6/12/12	—	—
	9/11/02	38,032	—	$20.97	9/11/12	—	—
	11/6/03	100,000	—	$27.97	11/6/13	—	—
	11/2/04	49,333	24,667	$36.55	11/2/14	—	—
	11/17/05	13,333	26,667	$44.85	11/17/15	10,814	$ 789,855
	11/9/06	—	29,300	$57.92	11/9/16	8,634	$ 630,627
Allen	10/2/00	14,796	—	$18.60	10/2/10	—	—
	7/5/01	38,000	—	$22.35	7/5/11	—	—
	9/11/02	19,000	—	$20.97	9/11/12	—	—
	11/6/03	19,000	—	$27.97	11/6/13	—	—
	11/2/04	32,666	16,334	$36.55	11/2/14	—	—
	11/17/05	8,800	17,600	$44.85	11/17/15	7,248	$ 529,394
	11/9/06	—	19,700	$57.92	11/9/16	5,612	$ 409,900
Chadick	11/6/03	50,000	—	$27.97	11/6/13	—	—
	11/2/04	24,666	12,334	$36.55	11/2/14	—	—
	11/17/05	6,666	13,334	$44.85	11/17/15	5,396	$ 394,124
	11/9/06	—	15,100	$57.92	11/9/16	4,318	$ 315,387
Ortberg	10/4/99	2,576	—	$32.61	10/4/09	—	—
	7/5/01	26,000	—	$22.35	7/5/11	—	—
	9/11/02	16,000	—	$20.97	9/11/12	—	—
	11/6/03	16,000	—	$27.97	11/6/13	—	—
	11/2/04	8,066	4,034	$36.55	11/2/14	—	—
	11/17/05	2,166	4,334	$44.85	11/17/15	1,784	$ 130,303
	11/9/06	—	27,200	$57.92	11/9/16	7,770	$ 567,521
Chiusano	11/2/04	15,314	24,667	$36.55	3/31/12	—	—
	11/17/05	13,333	26,667	$44.85	3/31/12	5,407	$ 394,927

(1) Stock options are exercisable in three equal annual installments beginning on the first anniversary of the date of grant.

(2) The option exercise price for these grants was equal to our closing share price on the New York Stock Exchange on the date of the grant.

(3) The amounts set forth in this column were derived by multiplying each named executive officer's target performance shares by the maximum payout percent assuming no adjustment for the Total Shareowner Return multiplier. The actual number of shares that will be granted, to the extent earned, will be determined after the applicable three-year performance period is complete. Vesting and payment of performance shares for the November 2005 grant (covering the 2006-2008 performance period) will be based on performance for the three-year cycle ending on September 30, 2008. Vesting and payment of performance shares for the November 2006 grant (covering the 2007-2009 performance period) will be based on performance for the three-year cycle ending on September 30, 2009.

(4) The market value of performance shares that have not vested as of our year-end 2007 was calculated using our year-end closing share price of $73.04 multiplied by the number of shares displayed in the prior column.

OPTION EXERCISES AND STOCK VESTED

The following table shows (i) exercises by the named executive officers during 2007 of options to purchase Common Stock granted under our equity compensation plans; and (ii) vestings of stock, including restricted stock, restricted stock units and similar instruments for the named executive officers in 2007.

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Jones	148,138	$6,786,186	—	—
Churchill	69,168	$3,163,270	—	—
Allen	24,981	$1,107,721	—	—
Chadick	50,145	$2,460,190	—	—
Ortberg	—	—	—	—
Chiusano	240,000	$7,781,413	—	—

(1) The amounts shown in this column were calculated using the spread between the price at which the shares were sold on the date of exercise minus the stock option exercise (purchase) price, multiplied by the number of stock options exercised. The stock options exercised include both incentive stock options and non-qualified stock options.

PENSION BENEFITS

The following table provides information as of September 30, 2007 (the pension measurement date for purposes of the Corporation's financial statements) for each named executive officer regarding retirement benefits under our qualified and non-qualified pension plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit	Payments During Last Fiscal Year ($)
Jones	Rockwell Collins Pension Plan	26.8	$ 759,838	—
	Rockwell Collins Non-Qualified Pension Plan	26.8	$6,434,968	—
Churchill.....	Rockwell Collins Pension Plan	26.1	$ 381,100	—
	Rockwell Collins Non-Qualified Pension Plan	26.1	$ 878,338	—
Allen	Rockwell Collins Pension Plan	11.8	$ 104,002	—
	Rockwell Collins Non-Qualified Pension Plan	11.8	$ 185,185	—
Chadick	Rockwell Collins Pension Plan	5.3	$ 69,781	—
	Rockwell Collins Non-Qualified Pension Plan	5.3	$ 139,389	—
Ortberg......	Rockwell Collins Pension Plan	19.2	$ 253,066	—
	Rockwell Collins Non-Qualified Pension Plan	19.2	$ 200,297	—
Chiusano[1] ...	Rockwell Collins Pension Plan	28.7	$1,014,657	$ 43,610
	Rockwell Collins Non-Qualified Pension Plan	28.7	$2,637,846	$108,489

(1) Mr. Chiusano retired during the fiscal year and the present value reflects his actual benefit calculation and form of payment. The present value of accumulated benefits is adjusted for the benefits received since retirement.

In September 2006, we froze our qualified and non-qualified defined benefit pension plans applicable to the named executive officers and certain other salaried employees and shifted our emphasis to a defined contribution plan. Set forth below is further disclosure relating to these qualified and non-qualified defined benefit pension plans that have been frozen.

We maintain qualified and non-qualified defined benefit pension plans for our employees. As part of the 2001 spin-off from Rockwell, all of the qualified defined benefit pension plans were merged into one plan and renamed the Rockwell Collins Pension Plan ("Qualified Pension Plan"). Effective September 30, 2006, the plan was amended to discontinue benefit accruals for salary increases and services rendered after that date, other than for employees covered by collective bargaining agreements. The annual incentive paid in December 2006 for service rendered through September 30, 2006 is included in the defined benefit accruals. Each of the current named executive officers is eligible for a benefit under the Qualified Pension Plan that is included in the totals above. Benefit calculations for each named executive officer are unique depending on age, years of service and average annual covered compensation. Covered compensation includes salary and annual incentive.

We also maintain a non-qualified supplemental defined benefit pension plan (the Rockwell Collins Non-Qualified Pension Plan ("NQ Pension Plan")) to provide eligible employees, including the named executive officers, with supplemental pension benefits in excess of the maximum benefit allowed under the Qualified Pension Plan by reason of limitations of the Internal Revenue Code. A participant's supplemental retirement benefit is generally based on a continuation of the participant's benefit calculation formula under the Qualified Pension Plan.

Executive officers hired after January 1, 1993 are covered by an enhanced early build-up retirement benefit provision broadly available to the other salaried sub-plan participants hired before 1993. This benefit was also frozen on September 30, 2006.

The present value of the accumulated pension benefit for each named executive officer is calculated using a 6.6% discount rate as of September 30, 2007, and a retirement age of 62, the earliest age an executive can retire without a reduction in benefits. The form of payment assumes a weighted average of a joint and 60% survivor annuity and a single life annuity. For further discussion related to our pension assumptions, see Note 11 of the Notes to Consolidated Financial Statements of our 2007 Annual Report to Shareowners.

The Qualified Pension Plan does not have a lump sum option. Payments from the NQ Pension Plan are made in the same form and at the same time as payments from the Qualified Pension Plan for service prior to 2005. The Corporation adopted the 2005 Non-Qualified Pension Plan ("2005 NQ Pension Plan") to comply with the requirements of the Internal Revenue Code Section 409A for non-qualified benefits earned after 2004. Under the 2005 NQ Pension Plan, participants will make an election at the end of 2007 as to the form and timing of the payments that will be made upon separation from the Corporation. For benefits payable under the 2005 NQ Pension Plan, participants can elect an annuity, one lump sum or up to ten annual installments.

We have established a master rabbi trust relating to the NQ Pension Plan. The master rabbi trust requires that, upon a change of control, we fund the trust in a cash amount equal to the unfunded accrued liabilities of the NQ Pension Plan as of such time.

NON-QUALIFIED DEFERRED COMPENSATION

The table below provides information on the non-qualified deferred compensation of the named executive officers in 2007, including:

Deferred Compensation Plan. The plan allows eligible employees to defer a portion of their income and earnings until a future date when distributions are received from the plan. Participation in the plan is an annual decision that covers only the upcoming calendar year and must be made during each year's annual enrollment period. The participants are not allowed to change their deferral election during the year.

The named executive officers may elect to defer up to 50% of base salary and/or as much as 100% of any annual incentive award. With respect to distributions, the named executive officers may elect to receive their balance on a future specified date, at retirement (up to 15 annual installments or as a lump sum) or upon termination (lump sum only). All deferrals of base salary and/or incentive awards made in a calendar year will be subject to the same distribution election.

The named executive officers can choose any of the measurement funds offered by the plan and have the ability to change their investment election at any time. The measurement fund options are intended to mirror as closely as possible the performance of underlying mutual funds.

Separate deferral and distribution elections are made for performance awards (long-term incentives).

Non-Qualified Savings Plan. The primary purpose of the Corporation's non-qualified savings plan ("Non-Qualified Savings Plan") is to supplement the Corporation's qualified savings plan ("Qualified Savings Plan") by allowing employees to receive credits for contributions that would have been made to the Qualified Savings Plan, but could not be made due to the Internal Revenue Code compensation limit or annual additions limit. Additionally, employees receive similar credits for amounts that would have been contributed to the Qualified Savings Plan as company matching contributions and company retirement contributions. Company contributions include credits equal to 75% of the first 8% of the executive's base salary, and company retirement credits equal to a percentage of eligible compensation, such percentage determined based on each executive's age and length of service.

The named executive officers may defer up to 50% of base salary to the plan. To comply with Internal Revenue Code Section 409A regulations, the contribution percent in effect for the Qualified Savings Plan on December 31 of the prior year will be the contribution percent in effect for the current year in the Non-Qualified Savings Plan. With respect to distributions, contributions made prior to 2005 permit participants to receive their balance upon termination of employment either through a lump sum payment or in annual installments up to 10 years. Contributions made in 2005 through 2007 are paid in lump sum only upon termination of employment.

The Corporation adopted the 2005 Non-Qualified Savings Plan in September 2007 to comply with Internal Revenue Code Section 409A requirements.

The investment funds available for the employee and company credits are identical to the investment funds in the Qualified Savings Plan. Investment elections to the Non-Qualified Savings Plan are made independently from the Qualified Savings Plan. Contribution credits not directed to a specific investment fund will be invested in a Fidelity Freedom Fund designed for a target retirement date that is closest to the date that the employee turns age 65. Employees may transfer credits to other investment funds within the plan at any time.

Distributions for the Deferred Compensation Plan and Non-Qualified Savings Plan are processed within the first 60 days of the calendar year following the year that an employee terminates or retires. However, if the named executive officer terminates or retires after June 30, the distribution will be processed within the first 60 days following June 30 of the following calendar year.

Non-Qualified Deferred Compensation

Name	Executive contributions in last FY ($)(1)	Registrant contributions in last FY ($)(2)	Aggregate earnings in last FY ($)(3)	Aggregate withdrawals / distributions ($)(4)	Aggregate balance at last FYE ($)(5)
Jones	$1,417,385	$88,476	$1,235,409	—	$8,861,184
Churchill	$ 122,492	$31,638	$ 80,487	—	$ 576,505
Allen	$ 151,548	$17,179	$ 66,381	—	$ 549,941
Chadick	$ 75,145	$11,176	$ 30,519	—	$ 213,003
Ortberg	$ 70,322	$16,154	$ 23,477	—	$ 184,070
Chiusano(6)	$ 18,400	$13,800	$ 96,849	—	$ 507,086

(1) The amounts shown in this column include elective deferrals into the Deferred Compensation Plan from October 1, 2006 through September 30, 2007, and contributions into the NQ Savings Plan from October 1, 2006 through September 30, 2007. This column includes amounts for executive contributions of base salary to the Deferred Compensation Plan and executive contributions to the NQ Savings Plan that were also reported in the Summary Compensation Table as salaries as follows:

Name	Deferred Compensation Plan Contribution	Non-Qualified Savings Plan Contribution
Jones	—	$58,985
Churchill	$38,400	$21,092
Allen	$58,388	$15,660
Chadick	$36,469	$11,176
Ortberg	$40,000	$11,748
Chiusano	—	$18,400

(2) The amounts shown in this column include company contributions credited to each executive's NQ Savings Plan account from October 1, 2006 through September 30, 2007. Company contributions include credits equal to 75% of the first 8% of the executive's base salary, and retirement credits equal to a percentage of eligible compensation, such percentage determined based on each executive's age and length of service. This column includes the amounts for registrant contributions to the NQ Savings Plan that were also reported in the Summary Compensation Table as other compensation.

(3) The amounts shown in this column include dividends and market value changes based on the measurement or investment funds selected by the executives in the Deferred Compensation Plan and NQ Savings Plan accounts from October 1, 2006 through September 30, 2007.

(4) This column represents withdrawals or distributions from the named executive officers' Deferred Compensation Plan and NQ Savings Plan accounts during the 2007 fiscal year. As of September 30, 2007 there had been no withdrawals or distributions from the accounts of the named executive officers.

(5) This column represents the combined balance of the Deferred Compensation Plan and NQ Savings Plan on September 30, 2007.

(6) Mr. Chiusano retired from Rockwell Collins in March 2007. Distributions from his Deferred Compensation Plan and Non-Qualified Savings Plan accounts are scheduled to commence in February 2008.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

The following information and table set forth the amount of payments to each of our named executive officers in the event of death, disability or termination of employment as a result of certain triggering events. The table also sets forth the amount of payments to each of our named executive officers in the event of a change in control without a termination of employment. Note, however, that the change in control agreements discussed in further detail below principally provide for the payment of benefits only in the event of a termination of employment after a change in control and not upon the change in control itself.

We do not generally enter into employment contracts with our executive officers nor do we have any severance plan or arrangement for our executive officers. The executives serve at the will of the Board. This approach allows us to remove an executive officer prior to retirement whenever it is in the best interest of the Corporation, with discretion on whether to provide any severance package (excluding vested benefits). On the rare occasion when an executive officer is removed, the Corporation exercises its business judgment in approving any appropriate separation agreement in light of all relevant circumstances, including the individual's term of employment, past accomplishments and reasons for separation.

Executive officers are subject to certain restrictive agreements with us that could be relevant upon a termination of employment, including confidentiality restrictions, mutual arbitration agreements, non-competition covenants and employee non-solicitation arrangements. An executive could lose all outstanding long-term incentives and/or be required to refund various long-term incentive benefits realized in the prior two-year period for breaching these non-compete or non-solicitation restrictions.

Assumptions and General Principles. The following assumptions and general principles apply with respect to the table below and any termination of employment of a named executive officer. The amounts shown in the table assume that each named executive officer was terminated on September 30, 2007. Accordingly, the table includes estimates of amounts that would be paid to the named executive officer upon the occurrence of a termination or change in control. The actual amounts to be paid to a named executive officer can only be determined at the time of the termination or change in control.

A named executive officer is entitled to receive amounts earned during his term of employment regardless of the manner in which the named executive officer's employment is terminated. These amounts include base salary and unused vacation. These amounts are not shown in the table because they are not specifically related to the termination of employment.

Pursuant to the awards under the Long-Term Incentives Plans, a named executive officer who terminates employment by death, disability or retirement during the performance period under the award is eligible to receive a pro-rata payment for the portion of the period that elapsed prior to the termination of employment. In the event of a voluntary termination or a termination for cause before the end of the performance period, no payments will be made. See the discussion of "Long-Term Incentives" in the "Compensation Discussion and Analysis" section earlier in this proxy statement for a description of our long-term incentive compensation plans.

A named executive officer may exercise any stock options that are exercisable prior to the date of termination. Any payments related to these exercisable stock options are not included in the table because they are not specifically related to the termination of employment.

A named executive officer will be entitled to receive all amounts accrued and vested under our retirement and savings programs, pension plans and deferred compensation plans in which the named executive officer participates. These amounts will be determined and paid in accordance with the applicable plan and are not included in the table because they are not specifically related to the termination of employment. Certain of these amounts are set forth in the "Pension Benefits" table and the "Non-Qualified Deferred Compensation Table".

Normal and Early Retirement. A Named Executive Officer is eligible to elect normal retirement at age 65 and early retirement between the ages of 55 and 64. All of our full-time salaried employees hired prior to October 1, 2006 with at least ten years of service are eligible for health care and life insurance benefits upon normal retirement subject to the terms of the plans. In addition, upon normal and early retirement, all outstanding stock options will continue to vest in accordance with their terms and be exercisable for up to five years from retirement.

As of September 30, 2007 and apart from Mr. Chiusano, none of the named executive officers was eligible for normal retirement, and only Mr. Jones was eligible for early retirement.

On October 2, 2006, Mr. Chiusano ceased serving as Executive Vice President and Chief Operating Officer of Commercial Systems, and was appointed Executive Vice President and Special Assistant to the Chief Executive Officer. On March 31, 2007, Mr. Chiusano retired as an employee of the Corporation. The payments and benefits provided to Mr. Chiusano in 2007 and the payments and benefits that will be provided to him in the future are described below.

- The prorated annual incentive compensation paid to Mr. Chiusano for service in 2007 is $240,249.
- Amounts payable to Mr. Chiusano during 2007 under the retirement plans are disclosed in the "Pension Benefits" table. Mr. Chiusano is entitled to receive during his lifetime the following retirement benefit payments: $7,268 per month pursuant to the Qualified Pension Plan and $18,082 per month pursuant to the Non-Qualified Pension Plan. Mr. Chiusano's spouse is entitled to survivor benefits in the form of 60% of Mr. Chiusano's retirement benefits for her lifetime.
- Mr. Chiusano's balances in deferred compensation plans are disclosed in the "Non-Qualified Deferred Compensation" table. Mr. Chiusano's balances in these plans will be paid in a lump sum in February 2008. He will also receive his balances accumulated in our qualified savings plan in accordance with his elections from time to time.
- Mr. Chiusano's stock options will continue to vest in accordance with their terms and be exercisable for up to five years from his retirement.
- Pursuant to long-term incentive awards other than stock options, Mr. Chiusano is eligible to receive pro-rata payments for the portions of the performance periods that elapsed prior to his retirement. The maximum payment to Mr. Chiusano under his 2006-2008 performance unit award is $250,000, and the maximum number of shares to be issued to Mr. Chiusano under his 2006-2008 performance share award is 5,407, assuming in both cases that there is no adjustment for the total shareowner return multiplier.

Death and Disability. In the event of the death of a named executive officer, all outstanding stock options will immediately vest and become exercisable. The amounts set forth in the table for stock options reflect the difference between the closing price of our common stock on September 30, 2007 and the exercise prices for each option for which vesting accelerated.

In the event of the disability of a named executive officer, all stock options will continue to vest in accordance with their terms and the Corporation's practices.

Each named executive officer is eligible for company-paid life insurance. Under our life insurance program, the beneficiary of a named executive officer is entitled to receive a death benefit equal to one times his annual salary. Life insurance benefits are not shown in the table because the one times salary amount is based on the same formula as that generally available to all salaried employees.

Each named executive officer also participates in our disability insurance programs, which consist of salary continuation, short-term disability, and long-term disability. The salary continuation and short-term disability benefits for named executive officers are based on the same formula as those generally available to all salaried employees, and are not shown in the table. For purposes of these programs, "disability" is defined as a condition caused by a non-occupational accident or sickness that results in an inability of the employee to do his or her job, and the inability to do any other job for which he or she is fit by education, training, or experience. The executive long-term disability program pays as follows: Upon the occurrence of a disability under the program, a named executive officer will receive a monthly benefit equal to 50% of base salary and 50% of the monthly average of the executive's last five annual incentive pay awards until the earlier of: (a) age 65; (b) recovery from the disability; (c) the date the named executive officer begins receiving retirement plan benefits; or (d) death. The amounts set forth in the table reflect the amount of the first year's payments under the program and only reflect those amounts in excess of long-term disability benefits that would be generally available to all salaried employees.

Voluntary Termination and Termination for Cause. A named executive officer is not entitled to receive any additional forms of severance payments or benefits upon his voluntary decision to terminate employment with the Corporation prior to being eligible for retirement or upon termination of employment by the Corporation for cause.

Change in Control. We have entered into change in control employment agreements with each of the named executive officers. Forms of these agreements have been publicly filed as exhibits to our reports filed with the SEC. Each employment agreement is set to expire in June 2009 and becomes effective upon a "change of control" of the Corporation during the term, as follows:

- the acquisition by any individual, entity or group of 20% or more of the combined voting power of our outstanding securities; or
- a change in the composition of a majority of our board of directors that is not supported by our current board of directors; or
- a major corporate transaction, such as a reorganization, merger or consolidation or sale or other disposition of all or substantially all of our assets, that results in a change in the majority of our board of directors or of more than 50% of our shareowners; or
- approval by our shareowners of the complete liquidation or dissolution of our company.

Each agreement provides for the continuing employment of the executive for three years after the change of control on terms and conditions no less favorable than those in effect before the change of control. Severance benefits are available after a change of control, if a named executive officer's employment is terminated by us without "cause" (termination for reasons other than willful nonperformance of duties after written demand or willful engagement of illegal conduct or gross misconduct) or if the executive terminates his or her own employment for "good reason" (including decrease in position, authority, duties or responsibilities, failure to maintain compensation, change in office location by more than 35 miles or certain breaches of the agreement) within that three-year period. The executive is entitled to severance benefits equal to three times his or her annual compensation, including bonus, and other retirement, health and welfare benefits for three years. In addition, if the executive terminates his or her own employment for any reason during the 30-day period beginning one year after the change of control, the executive is entitled to 50% of these severance benefits. The executives are entitled to an additional tax gross-up payment, if necessary, to make them whole as a result of any excise tax imposed by the Internal Revenue Code on these change of control payments, unless the safe harbor amount above which the excise tax is imposed is not exceeded by more than ten percent, in which event the payments will be reduced to avoid the excise tax. The executive is required to waive any claims based upon his termination of employment in exchange for these benefits.

In addition to the change in control agreements, our long-term incentive agreements also include accelerated vesting and potentially enhanced payout provisions in the event of a loss of employment in connection with a change in control of the Corporation. These long-term incentive arrangements include:

- Performance units and performance shares are paid out at the higher of target or the prior three-year average payout percentage; and
- Stock options are fully vested automatically upon a change in control.

The table below presents as of September 30, 2007 estimated incremental payments potentially payable to the named executive officers upon the following specified events:

Estimated Incremental Payments on Termination or Change in Control

Event	Jones	Churchill	Allen	Chadick	Ortberg
Death; Normal and Early Retirement					
2006-2008 Performance Units(1)	$ 800,000	$ 333,333	$ 216,667	$ 166,667	$ 53,333
2006-2008 Performance Shares(2)	$1,343,060	$ 526,570	$ 352,929	$ 262,749	$ 86,869
2007-2009 Performance Units(3)	$ 400,000	$ 166,667	$ 108,333	$ 83,333	$ 150,000
2007-2009 Performance Shares(4)	$ 504,463	$ 210,209	$ 136,633	$ 105,129	$ 189,174
Stock Options(5)	$5,236,484	$2,094,858	$1,390,036	$1,054,265	$ 680,640
Disability					
2006-2008 Performance Units(1)	$ 800,000	$ 333,333	$ 216,667	$ 166,667	$ 53,333
2006-2008 Performance Shares(2)	$1,343,060	$ 526,570	$ 352,929	$ 262,749	$ 86,869
2007-2009 Performance Units(3)	$ 400,000	$ 166,667	$ 108,333	$ 83,333	$ 150,000
2007-2009 Performance Shares(4)	$ 504,463	$ 210,209	$ 136,633	$ 105,129	$ 189,174
Stock Options(5)	$5,236,484	$2,094,858	$1,390,036	$1,054,265	$ 680,640
Disability Benefits(6)	$ 424,925	$ 161,190	$ 121,540	$ 111,340	$ 99,288
Change In Control Without Termination					
2006-2008 Performance Units(7)	$1,200,000	$ 500,000	$ 325,000	$ 250,000	$ 80,000
2006-2008 Performance Shares(8)	$2,014,589	$ 789,855	$ 529,394	$ 394,124	$ 130,303
2007-2009 Performance Units(7)	$1,200,000	$ 500,000	$ 325,000	$ 250,000	$ 450,000
2007-2009 Performance Shares(8)	$1,513,389	$ 630,627	$ 409,900	$ 315,387	$ 567,521
Stock Options(9)	$5,236,484	$2,094,858	$1,390,036	$1,054,265	$ 680,640
Termination Without Cause After A Change In Control(10)					
Salary Continuation(11)	$2,880,000	$1,470,000	$1,305,000	$1,110,000	$1,200,000
Annual Bonus(12)	$4,848,000	$1,600,800	$1,295,100	$1,074,000	$1,333,800
Health and Welfare Benefits Continuation(13)	$ 33,600	$ 35,675	$ 35,279	$ 29,388	$ 35,027
Retirement Plan Benefits(14)	$1,134,421	$ 383,347	$ 191,850	$ 144,991	$ 207,401
Outplacement Assistance(15)	$ 10,000	$ 10,000	$ 10,000	$ 10,000	$ 10,000
280G Tax Gross-up(16)	$4,821,097	$2,002,204	$1,666,077	—(17)	$1,599,567

(1) The dollar values set forth represent a pro-rata value. The values were derived by multiplying each named executive officer's target performance units times the maximum payout percent assuming no adjustment for the Total Shareowner Return multiplier and then pro-rating the amount for two thirds (24/36ths) participation.

(2) The dollar values set forth represent a pro-rata value. The values were derived by multiplying each named executive officer's target performance shares times the maximum payout percent assuming no adjustment for the Total Shareowner Return multiplier, pro-rating the amount for two thirds (24/36ths) participation and then multiplying by our fiscal year end closing share price of $73.04.

(3) The dollar values set forth represent a pro-rata value. The values were derived by multiplying each named executive officer's target performance units times the maximum payout percent assuming no adjustment for the Total Shareowner Return multiplier and then pro-rating the amount for one third (12/36ths) participation.

(4) The dollar values set forth represent a pro-rata value. The values were derived by multiplying each named executive officer's target performance shares times the maximum payout percent assuming no adjustment for the Total Shareowner Return multiplier, pro-rating the amount for one third (12/36ths) participation and then multiplying by our fiscal year end closing share price of $73.04.

(5) The dollar values set forth represent the spread value or "in the money" value of all outstanding unvested stock options at the end of the fiscal year as if they otherwise had become vested at the end of the fiscal year. For details on outstanding unvested stock options see the "Outstanding Equity Awards At Fiscal Year End" table.

(6) The dollar values set forth represent the incremental benefit amount for the executive Long-Term Disability (LTD) plan. During the first 26 weeks of disability, named executive officers receive one week of salary continuance for each year of service (with a minimum of 2 weeks). After the expiration of salary continuation, named executive officers receive 60% of base pay, up to a weekly maximum of $1,385. The Short-Term Disability (STD) benefit ends after 26 weeks of disability (salary continuation and STD combined). While on LTD, named executive officer's receive 50% of base pay, payable until age 65. In addition, named executive officer's receive an amount equal to 50% of the monthly average of their last five annual Incentive Compensation Plan awards. The total of LTD payments will be reduced by any other income benefits that exceed 20% of their monthly base salary.

(7) The dollar values set forth are based on full participation during the performance period. The values were derived by multiplying each named executive officer's target performance units times the maximum payout percent assuming no adjustment for the Total Shareowner Return multiplier.

(8) The dollar values set forth are based on full participation during the performance period. The values were derived by multiplying each named executive officer's target performance shares times the maximum payout percent assuming no adjustment for the Total Shareowner Return multiplier and then multiplying by our fiscal year end closing share price of $73.04.

(9) The dollar values set forth represent the spread value or "in the money" value of all outstanding unvested stock options at the end of the fiscal year that would become vested in the event a change in control were to occur. For details on outstanding unvested stock options see the "Outstanding Equity Awards At Fiscal Year End" table.

(10) It is assumed a change in control previously occurred for purposes of this termination event. Upon such a termination, these amounts would be incremental to those set forth above under "Change In Control Without Termination". The estimated potential benefit amounts set forth under this heading would also be applicable for a termination of employment by the executive for good reason after a change in control, provided that such amounts would be reduced by 50% (and the tax gross-up payment would be reduced significantly) if the executive terminates employment based on the 30-day window period beginning one year after the change in control.

(11) The dollar values set forth represent three times the named executive officers' base salary at the end of the fiscal year.

(12) The dollar values set forth represent three times the named executive officers' highest annual bonus paid in the last three fiscal years.

(13) The dollar values set forth represent the estimated cost to us for health and welfare benefits for three years following a termination after a change in control.

(14) The dollar values set forth represent the estimated sum of benefit amounts for providing an additional three years of service in our defined contribution plan and for providing an accelerated payment of accrued non-qualified pension plan benefits.

(15) The dollar values set forth represent an estimate of Outplacement Assistance expense. In the event Outplacement Assistance is necessary, the expense could vary.

(16) The dollar values set forth represent estimated excise taxes and amounts to gross-up payments to cover named executive officers' excise taxes determined in accordance with Section 280G of the Internal Revenue Code.

(17) Mr. Chadick's estimated incremental payments do not exceed the safe harbor amount, therefore Mr. Chadick would not be subject to excise taxes and no gross-up would be necessary.

PROPOSAL TO APPROVE THE SELECTION OF AUDITORS

The Audit Committee of our Board of Directors has selected the firm of Deloitte & Touche LLP ("Deloitte") as our auditors for fiscal year 2008, subject to the approval of our shareowners. Deloitte has acted as our auditors since our inception as a public company in June 2001.

Before the Audit Committee selected Deloitte, it carefully considered the qualifications of that firm, including their prior performance and their reputation for integrity and for competence in the fields of accounting and auditing. Representatives of the auditors are expected to be present at the annual meeting, will have an opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions.

Fees Paid to Independent Auditors

The aggregate fees billed by Deloitte in fiscal years 2007 and 2006 were as follows (in thousands):

	2007	2006
Audit Fees[1]	$3,179	$2,985
Audit-Related Fees[2]	317	486
Tax Fees[3]	58	290
All Other Fees	—	—
Total	$3,554	$3,761

(1) For professional services performed by Deloitte for the audit of our annual financial statements, assessment of our internal control over financial reporting and review of financial statements included in our quarterly reports on Form 10-Q and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) For assurance and related services performed by Deloitte that are reasonably related to the performance of the audit or review of our financial statements. This includes: employee benefit and compensation plan audits (including $235,000 in 2007 and $216,000 in 2006 for services performed for and paid by the plans); and attestations by Deloitte that are not required by statute or regulations.

(3) For tax compliance services, including preparation of original and amended tax returns, refund claims, tax audit assistance and tax work stemming from audit-related items ($51,000 in 2007 and $255,000 in 2006) and tax planning services including research and advice on federal, state and international tax matters ($7,000 in 2007 and $35,000 in 2006).

Pre-Approval of Audit and Non-Audit Services

The Audit Committee has adopted a pre-approval policy requiring it to pre-approve the audit and permissible non-audit services performed by the independent auditor in order to assure that the provision of such services does not impair the auditor's independence. The Audit Committee pre-approved all the fiscal year 2006 and 2007 services provided by Deloitte. The Audit Committee also pre-approved in September 2007 certain audit and non-audit services contemplated to be performed by Deloitte in fiscal year 2008. The pre-approval policy requires that the details be provided to the Audit Committee of the particular service or category of service contemplated to be performed and such services are generally subject to a specific budget. The Audit Committee may also pre-approve separately services to be performed on a case-by-case basis. The Audit Committee may delegate pre-approval authority to one or more of its members, but not to management. Any pre-approvals by a member under this delegation are to be reported to the Audit Committee at its next scheduled meeting. Management and Deloitte are required to periodically report to the Audit Committee on the extent of the services provided by Deloitte pursuant to the pre-approval, including the fees for the services performed to date.

The Board of Directors recommends that you vote "FOR" the selection of Deloitte & Touche LLP as our auditors, which is presented as item (2) on the accompanying proxy card.

VOTE REQUIRED

The two nominees for election as directors to serve until the 2011 Annual Meeting of Shareowners who receive the greatest number of votes cast for the election of directors at the meeting by the holders of our Common Stock entitled to vote at the meeting, a quorum being present, shall become directors at the conclusion of the tabulation of votes. An affirmative vote of the holders of a majority of the voting power of our Common Stock present in person or represented by proxy and entitled to vote on the subject matter, a quorum being present, is necessary to approve the action proposed in item (2) of the accompanying Notice of 2008 Annual Meeting of Shareowners. The presence, in person or by proxy, of the holders of at least a majority of the shares of our Common Stock issued and outstanding on the record date set for the meeting is necessary to have a quorum for the annual meeting.

Under Delaware law and our Restated Certificate of Incorporation and By-Laws, the aggregate number of votes entitled to be cast by all shareowners present in person or represented by proxy at the meeting and entitled to

vote on the subject matter, whether those shareowners vote "for", "against" or abstain from voting (which will exclude broker non-votes), will be counted for purposes of determining the minimum number of affirmative votes required for approval of the action proposed in item (2) and the total number of votes cast "for" that matter will be counted for purposes of determining whether sufficient affirmative votes have been cast. The shares of a shareowner who abstains from voting on a matter or whose shares are not voted by reason of a broker non-vote on a particular matter will be counted for purposes of determining whether a quorum is present at the meeting so long as the shareowner is present in person or represented by proxy. An abstention from voting or a broker non-vote on a matter by a shareowner present in person or represented by proxy at the meeting has no effect in the election of directors (assuming a quorum is present).

Although broker non-votes would be entirely disregarded in determining the vote on any other matter, abstentions from voting have the same legal effect as a vote "against" any other matter even though the shareowner or interested parties analyzing the results of the voting may interpret such a vote differently.

OTHER MATTERS

The Board of Directors does not know of any other matters that may be presented at the meeting. Our By-Laws required notice by November 16, 2007 for any matter to be brought before the meeting by a shareowner. In the event of a vote on any matters other than those referred to in items (1) and (2) of the accompanying Notice of 2008 Annual Meeting of Shareowners, it is intended that proxies in the accompanying form will be voted thereon in accordance with the judgment of the person or persons voting such proxies.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than ten percent of a registered class of our equity securities, to file reports of ownership and changes in ownership on Forms 3, 4 and 5 with the SEC and the New York Stock Exchange. Officers, directors and greater than ten percent shareowners are required by SEC regulation to furnish us with copies of all Forms 3, 4 and 5 they file.

Based solely on our review of copies of such forms we have received and written representations from certain reporting persons confirming that they were not required to file Forms 5 for fiscal year 2007, we believe that all of our executive officers, directors and greater than ten percent beneficial owners complied with all SEC filing requirements applicable to them under Section 16(a) of the Securities Exchange Act with respect to transactions during fiscal year 2007.

ANNUAL REPORTS

Our 2007 Annual Report to Shareowners, including financial statements for fiscal year 2007 and this Proxy Statement, or a Notice containing instructions on how to access the proxy materials online are being mailed to shareowners.

We will provide to shareowners, without charge, upon written request, a copy of our Annual Report on Form 10-K for the fiscal year 2007, as filed with the SEC (without exhibits). Exhibits to the Form 10-K will be furnished upon written request and payment of a fee of ten cents per page covering our costs. Written requests should be directed to us at 400 Collins Road NE, Cedar Rapids, Iowa 52498, Attention: Investor Relations.

Our 2007 Annual Report to Shareowners, our Form 10-K for fiscal year 2007 and this Proxy Statement are also available free of charge on our website at www.rockwellcollins.com. All reports we file with the SEC are also available free of charge via EDGAR through the SEC's website at www.sec.gov.

SHAREOWNER PROPOSALS FOR ANNUAL MEETING IN 2009

To be eligible for inclusion in our proxy statement, shareowner proposals for our 2009 Annual Meeting of Shareowners must be received by us on or before August 20, 2008 at the Office of the Secretary at our corporate

headquarters, 400 Collins Road NE, Cedar Rapids, Iowa 52498. In addition, our By-Laws require a shareowner desiring to propose any matter for consideration of the shareowners at our 2009 Annual Meeting of Shareowners to notify our Secretary in writing at the address listed in the preceding sentence on or after October 16, 2008 and on or before November 15, 2008. If the number of directors to be elected to the Board at our 2009 Annual Meeting of Shareowners is increased and there is no public announcement by us naming all of the nominees for director or specifying the increased size of the Board on or before November 5, 2008, a shareowner proposal with respect to nominees for any new position created by such increase will be considered timely if received by our Secretary not later than the tenth day following such public announcement by us.

EXPENSES OF SOLICITATION

The cost of the solicitation of proxies will be borne by us. In addition to the use of the mail, proxies may be solicited personally, or by telephone, facsimile or e-mail, by a few of our regular employees without additional compensation. We will reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses for sending proxy material to principals and obtaining their proxies.

GENERAL Q&A ABOUT THE MEETING

Why are you receiving this proxy statement? We are furnishing this proxy statement to you in connection with the solicitation of proxies by the Board of Directors of Rockwell Collins, Inc. for use at the 2008 Annual Meeting of Shareowners to be held on February 12, 2008, and at any adjournments thereof. On or about December 26, 2007, we commenced mailing to our shareowners: this proxy statement, the accompany proxy card, and a copy of our 2007 Annual Report to Shareowners or a Notice containing instructions on how to access the proxy materials online.

What is a proxy? A proxy is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document is also called a proxy or a proxy card.

What is a proxy statement? This document is a proxy statement. It is a document that we are required by law to give you when we ask you to name a proxy to vote your shares. We encourage you to read this proxy statement carefully. In addition, you may obtain information about Rockwell Collins, Inc. from the 2007 Annual Report delivered with this proxy statement.

Why did you receive a Notice of Electronic Availability of Proxy Statement and Annual Report? As permitted by rules recently adopted by the SEC, we are making this Proxy Statement and our 2007 Annual Report available to our shareowners electronically via the Internet. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you how to access and review all of the important information contained in the Proxy Statement and 2007 Annual Report. The Notice also instructs you how to submit your vote over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials. you should follow the instructions for requesting such materials included in the Notice.

What is the purpose of the meeting? The purpose of the 2008 Annual Meeting of Shareowners is to obtain shareowner action on the matters outlined in the notice of meeting included with this proxy statement. These matters include the election of two directors and approval of the selection of Deloitte & Touche LLP as our independent auditors for fiscal year 2008. This proxy statement provides you with detailed information about each of these matters.

Who can vote? Shareowners of record as of the close of business on December 14, 2007 are entitled to vote. On that day, 163 million shares of Common Stock were outstanding and eligible to vote. Each share is entitled to one vote on each matter presented at the Annual Meeting.

How many shares are you entitled to vote? The number of shares you own are entitled to vote, are reflected on the proxy card and coded as follows: COM — common shares registered with our Transfer Agent; SAV PL — shares in the Rockwell Collins Savings Plans; or USA ESPP — shares in the United Space Alliance employee stock purchase plan. These designations apply only if you hold your shares through the Transfer Agent or these plans.

What is the difference between a record owner and an owner holding shares in "street name"? If your shares are registered in your name, you are a record owner. If your shares are in the name of your broker or bank or other nominee, your shares are held in "street name".

How do you vote if your shares are held in your name as a record owner? You have a choice of voting by:

- Internet;
- Telephone;
- Mail; or
- In person at the Annual Meeting.

Voting on the Internet is easy and fast. Go to the website referenced on the enclosed proxy card and follow the instructions. Please have the proxy card in hand when going online. This vote will be counted immediately, and there is no need to send in the proxy card.

Voting by telephone is also simple and fast. Call the toll-free number on the proxy card and listen for further instructions. In order to respond to the questions, you must have a touch-tone phone and the proxy card in hand. This vote will be counted immediately, and there is no need to send in the proxy card.

If you are a shareowner of record, you can save us money by voting by telephone or on the Internet. Alternatively, you can vote by mail by completing, signing, dating and mailing the enclosed proxy card. If you plan to attend the Annual Meeting, you can vote in person. In order to vote in person at the Annual Meeting, you will need to bring proper identification with you to the meeting. As long as your shares are registered in your name, you may revoke your proxy at any time before it is exercised. There are several ways you can do this:

- By filing a written notice of revocation with our Corporate Secretary;
- By duly signing and delivering a proxy that bears a later date;
- By subsequently voting by telephone or Internet as described above; or
- By attending the Annual Meeting and voting in person.

How do you vote if your shares are held in "street name"? If your shares are registered in the name of your broker or nominee, you should vote your shares using the method directed by that broker or other nominee. A large number of banks and brokerage firms are participating in the Broadridge Financial Solutions, Inc. online program. This program provides eligible "street" name shareowners the opportunity to vote via the Internet or by telephone. Voting forms will provide instructions for shareowners whose banks or brokerage firms are participating in Broadridge's program. If you plan to attend the Annual Meeting and to vote in person, you should contact your broker or nominee to obtain a broker's proxy card and bring it, together with proper identification and your account statement or other evidence of your share ownership, with you to the Annual Meeting. If your shares are held in street name, you must contact your broker or nominee to revoke your proxy.

How do you vote if you participate in our Direct Stock Purchase and Dividend Reinvestment Plan? Shareowners participating in the Wells Fargo Shareowner Service Plus Plan that allows for direct stock purchases and dividend reinvestment are record owners, and Wells Fargo will vote the shares that it holds for the participant's account only in accordance with the proxy returned by the participant to Wells Fargo, or in accordance with instructions given pursuant to our telephone or Internet voting procedures.

How do you vote shares held in the Rockwell Collins Savings Plans? If you are a participant in the Rockwell Collins Savings Plans, the portion of the voting card providing directions to the trustee will serve as the voting instruction card to the trustee of the plans for all shares of our Common Stock that you own through the plan(s).

Will your vote be confidential? It is our policy to keep confidential the proxy cards, ballots and voting tabulations that identify individual shareowners, except as may be necessary to meet any applicable legal requirements and, in the case of any contested proxy solicitation, as may be necessary to permit proper parties to verify the propriety of proxies presented by any person and the results of the voting. The judges of election and any employees associated

with processing proxy cards or ballots and tabulating the vote are required to acknowledge their responsibility to comply with this policy of confidentiality.

What are your voting choices and what is the required vote? By giving us your proxy, you authorize our senior management to vote your shares at the Annual Meeting or any adjournments thereof in the manner you indicate.

Proposal 1: Election of Directors. With respect to the election of nominees for director, you may:

- Vote "for" the election of all of the nominees for director named in this proxy statement;
- "Withhold" authority to vote for all of the nominees; or
- Withhold authority to vote for any individual nominee by writing that nominee's number in the space provided.

If a quorum is present at the Annual Meeting, the two nominees receiving the greatest number of votes will be elected to serve as directors. Because of this, non-voted shares and shares whose votes are withheld will not affect the outcome of the election for directors. Shareowners may not vote for more than two nominees.

Proposal 2: Approval of Selection of Auditors. With respect to this proposal, you may:

- Vote "for" the proposal;
- Vote "against" the proposal; or
- "Abstain" from voting on the proposal.

If a quorum is present at the Annual Meeting, the affirmative vote of a majority of the shares represented at the Annual Meeting and entitled to vote on this proposal will be required to approve the proposal. Because of this, a vote to abstain from voting on any of these matters will have the effect of a vote against such matter.

What does it mean if you receive more than one proxy card? If you receive more than one proxy card, it likely means you have multiple accounts with brokers, our savings plans and/or our transfer agent. Please vote all of these shares.

Where can you find the voting results of the Annual Meeting? We intend to announce the preliminary voting results at the Annual Meeting and publish final results in our quarterly report on Form 10-Q for the second quarter of fiscal year 2008.

December 17, 2007

If you plan to attend the Annual Meeting of Shareowners **to be held in Cedar Rapids, Iowa** on February 12, 2008, be sure to:

- mark the appropriate box on the proxy card and mail the card using the enclosed envelope; or
- indicate your desire to attend the meeting through our telephone or Internet voting procedures; or
- call the Corporation's Shareowner Relations line at (319) 295-4045.

If you indicate "Yes" you plan to attend, your name will be on the admittance list at the Annual Meeting Registration Desk



ROCKWELL COLLINS
WORLD HEADQUARTERS
400 COLLINS ROAD NE
CEDAR RAPIDS, IOWA 52498
319 295-1000
WWW.ROCKWELLCOLLINS.COM

147-0801-000-RC 80M SS
© Copyright 2007, Rockwell Collins, Inc.
All Rights Reserved. Printed in USA.
All logos, trademarks or service marks used herein are the property of their respective owners.

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Rockwell Collins